Exhibit 2.1

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT

BY AND BETWEEN

JOHNSON CONTROLS INTERNATIONAL PLC

AND

ROBERT BOSCH GMBH

Dated as of July 23, 2024

EXHIBITS

Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Bill of Sale
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Form of IP Assignment Agreement
Exhibit E	Form of Trademark License Agreement
Exhibit F	Form of Ducted Patent License Agreement
Exhibit G	Form of Controls Supply Agreement
Exhibit H	Form of Product Purchase and Supply Agreement
Exhibit I	Allocation Methodology
Exhibit J	Form of Foreign Asset Acquisition Agreement
Exhibit K	Form of Foreign Stock Acquisition Agreement
Exhibit L	Migration Cooperation
Exhibit M	Form of R&W Insurance Policy

STOCK AND ASSET PURCHASE AGREEMENT

This STOCK AND ASSET PURCHASE AGREEMENT, dated as of July 23, 2024 (this “Agreement”), is by and between Johnson Controls International plc, a public limited company incorporated under the Laws of Ireland (“Seller”), and Robert Bosch GmbH, a Gesellschaft mit beschränkter Haftung (“Purchaser”). Each of Seller and Purchaser are referred to herein individually as a “party”, and collectively as the “parties”.

WHEREAS, Seller and certain of its Affiliates are engaged in, among other things, the Business;

WHEREAS, on the terms and subject to the conditions set forth herein, Seller shall, and shall cause the other Asset Selling Entities to, sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase and acquire from the Asset Selling Entities, all of the Asset Selling Entities’ legal and beneficial right, title and interest in and to the Purchased Assets, and Purchaser shall assume the Assumed Liabilities (the “Transaction”);

WHEREAS, concurrently with the execution of this Agreement, Purchaser has entered into a share purchase agreement with Hitachi Global Life Solutions, Inc., a joint stock company (kabushiki kaisha) incorporated under the laws of Japan (“HGLS”) and, for certain limited purposes set forth therein, the Seller (the “Hitachi SPA”) pursuant to which, conditioned upon the concurrent Closing under this Agreement, HGLS will sell and transfer all of its equity interests in Johnson Controls-Hitachi Air Conditioning Holding (UK) Ltd., a private limited company incorporated under the laws of England and Wales (registered number 09472253) (“JCH”) to Purchaser, subject to the terms and conditions contained therein; and

WHEREAS, simultaneously with the Closing under this Agreement, Seller, Purchaser and certain of their respective Affiliates desire to enter into certain other agreements in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions. As used herein, the following terms have the meanings set forth below:

“Action” means any Proceeding, audit, review, inquiry, examination or investigation.

“Adjustment Amount” means (a) the Ducted Adjustment Amount plus (b)(i) the Ductless Adjustment Amount multiplied by (ii) the percentage of the outstanding equity interest in JCH held directly or indirectly by Seller as set forth on Section 2.4(a)(ii) of the Seller Disclosure Schedules.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. For purposes of this Agreement, (a) neither Seller nor any of its Subsidiaries shall be deemed Affiliates of Purchaser, nor, as of and after the Closing, of the Business or the Purchased Companies, and (b) no Purchased Non-Consolidated Venture shall be deemed to be an Affiliate of Seller or any of its Subsidiaries.

“Aggregate Benefit Plan Underfunding” means the aggregate of the Benefit Plan Underfunding, which may be a positive or negative number.

“Asset Selling Entities” means Seller and each other Seller Entity that holds (or in the case of a Purchased Asset that is a Contract, is a party to or is otherwise bound by) Purchased Assets (including Purchased Entity Shares and Purchased Venture Interests) or Assumed Liabilities, including the entities listed on Section 1.1(a) of the Seller Disclosure Schedules.

“Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any employment, retention, profit-sharing, bonus, stock option, stock purchase, restricted stock and other equity or equity-based, incentive, deferred compensation, severance, redundancy, termination, retirement, pension, change in control, health, welfare, fringe benefit, collective bargaining or other benefit plan, program, policy, agreement or arrangement, whether or not funded and whether or not in writing, in each case that is established, sponsored, maintained or contributed to, or required to be established, sponsored, maintained or contributed to, by Seller or any of its Subsidiaries or any of their respective ERISA Affiliates (other than any plan, program or arrangement sponsored by a Governmental Entity) for the benefit of any (x) Business Employee, (y) former employee of any Purchased Controlled Company or (z) Service Provider of any Purchased Controlled Company.

“Benefit Plan Underfunding” means, with respect to each defined benefit pension plan or long-term employee benefit obligation that is accounted for as a defined benefit plan (such as, for example, mandatory end of service liabilities, retirement indemnities, or other similar plans as required by local Law) and for which Purchaser and its Affiliates (including the Purchased Controlled Companies) is required to assume liability, the excess of the aggregate liabilities as of the Closing Date over the value of the aggregate assets, if any, assumed by Purchaser and its Affiliates as of the Closing Date (which excess may be a positive or negative number) except with respect to the Japan CPP DB plan, for which the Benefit Plan Underfunding shall not be less than zero (0) for purposes of this Transaction). All benefit plan assets and liabilities shall be calculated in accordance with the Transaction Accounting Principles.

“Books and Records” means all books, records, lists, reports, files, work papers, work product, correspondence, manuals, sales, marketing and promotional information, literature and studies, including customer lists and vendor lists, accounting records, cost and pricing information, business plans, transactional records and other materials, documents, writings and data in any form or medium (in any format).

“Brand License Agreement” means that certain Brand License Agreement (in the form attached to the Hitachi SPA as Exhibit A).

“Business” means, collectively, the RLC Ducted Business and the RLC Ductless Business, as conducted as of the date hereof and as of immediately prior to the Closing by Seller and its Affiliates consisting solely of the Residential and Light Commercial HVAC business within Seller’s Global Products segment. For the avoidance of doubt, references to the Business shall be deemed to exclude the Retained Businesses.

“Business Day” means any day other than a Saturday, Sunday or day on which commercial banks are required or authorized to be closed in New York, New York, Tokyo, Japan or Stuttgart, Germany.

“Business Employee” means any Purchased Controlled Company Employee and any other employee of Seller or any of its Subsidiaries who is primarily providing services to the Business in the ordinary course of such individual’s day-to-day job responsibilities unrelated to the support of the execution of the Transaction, immediately prior to the Closing (including any such employee who is on sick leave, military leave, vacation, holiday, disability or other similar leave of absence). Notwithstanding the foregoing, (a) each individual listed on Section 1.1(b)(i) of the Seller Disclosure Schedules shall be considered a Business Employee, (b) no individual listed on Section 1.1(b)(ii) of the Seller Disclosure Schedules shall be considered a Business Employee and (c) no individual employed by a Purchased Non-Consolidated Venture shall be considered a Business Employee.

“Business Employee Transaction Payments” means any bonuses or other forms of cash compensation paid or payable by a Purchased Controlled Company to Business Employees or former employees or Service Providers of a Purchased Controlled Company as a result of or in connection with the Transaction or the other transactions contemplated by this Agreement (either alone or in combination with any other event(s)) pursuant to any change in control, retention, transaction or similar bonuses or other payment or obligation of a Purchased Controlled Company in effect prior to the Closing, including the employer share of any payroll or other Taxes thereon.

“Business IP” means all (i) Transferred IP, (ii) Intellectual Property owned by the Purchased Controlled Companies (“Controlled Business IP”) and (iii) Intellectual Property owned by the Purchased Non-Consolidated Ventures (“Other Business IP”).

“Business IT Assets” means all (i) Transferred IT Assets, (ii) IT Assets owned by the Purchased Controlled Companies (“Controlled Business IT Assets”) and (iii) IT Assets owned by the Purchased Non-Consolidated Ventures (“Other Business IT Assets”).

“Business Material Adverse Effect” means any development, occurrence, event, change or effect (each, an “Event”) that, individually or considered together with all other Events, is or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Business, taken as a whole; provided, that no such Event resulting or arising from or in connection with any of the following matters shall be deemed by itself or by themselves, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been or would reasonably be expected to be, a Business Material Adverse Effect: (a) the general conditions, developments or standards in the industries in which the Business operates, including competition in any of the geographic areas in which the Business operates or in which the Business’s products or services are sold; (b) general political, economic, business or monetary conditions or trends (including fluctuation in price, supply or availability of commodities, materials, supplies, goods, equipment, services or labor or supply chain disruption), or the conditions or trends of financial, debt, capital, credit or securities markets (including interest rates or exchange rates); (c) any condition or change generally affecting the global economy, financial markets or any global or national political, economic or regulatory environment; (d) any act of civil unrest, civil disobedience, outbreaks or escalations of hostilities or war (whether or not declared), military actions or any act of sabotage, cyberattacks or terrorism, or the declaration by the United States or any other country of a national emergency or war, or any continuance or worsening of such conditions threatened or existing as of the date of this Agreement; (e) any conditions resulting from natural disasters or weather conditions, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides and wildfires, manmade disasters or acts of God; (f) any epidemic, pandemic or other outbreak of illness or disease or public health event (including COVID-19) or any COVID-19 Measures or any changes in such COVID-19 Measures or changes in the interpretation, implementation or enforcement thereof; (g) changes or prospective changes in any applicable Law (including any proposed Law) or GAAP or other applicable accounting principles or standard or any interpretations, implementations or enforcements thereof; (h) the failure of the financial or operating performance of Seller, any of its Affiliates or the Business to meet any projections, forecasts or budgets for any period (provided, that this clause (h) shall not be construed as implying that Seller is making any representation or warranty herein with respect to any projections, forecasts or budgets and no such representations or warranties are being made; provided, further, that this clause (h) shall not prevent a determination that any underlying event, change or effect that caused such failure to meet such projections, forecasts or budgets has resulted in, or contributed to, a Business Material Adverse Effect, except to the extent such event, change or effect would be excluded by operation of another clause of this definition); (i) any action taken or omitted to be taken by, at the request or with the consent of Purchaser, or in compliance with applicable Law or the covenants and agreements contained in this Agreement; or (j) any change solely attributable to the execution, announcement, pendency or consummation of this Agreement, the Transaction or the other transactions contemplated hereby, or the identity of Purchaser (including any loss of Business Employees, customers, contractors, consultants, suppliers or other business relationships resulting from any of the foregoing); provided, that any adverse events, effects or changes resulting from the matters described in clauses (a) through (g) may be taken into account in determining whether there has been a Business Material Adverse Effect to the extent, and only to the extent, that they have a materially disproportionate effect on the Business relative to similarly situated businesses in the industries in which the Business operates.

“Cash Amounts” means, of any Person and as of any time, all cash and cash equivalents, bank and other depositary accounts, safe deposit boxes, demand accounts, certificates of deposit, time deposits, negotiable instruments, securities and brokerage accounts and other similar items, accounts or short-term instruments, in each case of such Person as of such time, calculated in a manner consistent with the Transaction Accounting Principles and categorized based on the line items and general ledger accounts as shown on the Sample Closing Statement for the RLC Ducted Business or the RLC Ductless Business, as applicable; provided, that “Cash Amounts” shall, without duplication, (a) exclude the total amount of outstanding checks issued by such Person but not yet debited against the applicable amount (but only to the extent the corresponding payable is reflected in the calculation of liabilities in Closing Ducted Working Capital or Closing Ductless Working Capital) and (b) include the total amount of outstanding checks and drafts issued and other funds in transit for the benefit of such Person but not yet cleared (but to the extent the corresponding receivable is not reflected in the calculation of assets in Closing Ducted Working Capital or Closing Ductless Working Capital) (in each case of clauses (a) and (b), to the extent such outstanding checks and drafts subsequently clear).

“CFA 2017” means the United Kingdom Criminal Finances Act 2017.

“Change of Control” means, with respect to any Person:

(a) the acquisition, directly or indirectly, in one transaction or a series of related transactions, by any third party of the beneficial ownership of securities of such Person possessing more than fifty percent (50%) of the total combined voting power of all outstanding securities of such Person by means of a merger, consolidation, business combination, recapitalization, restructuring, sale or purchase of assets or securities or other similar transaction; or

(b) the consummation of a merger, consolidation or other business combination with respect to which the persons who were the beneficial owners of voting equity securities of such Person immediately prior to such transaction do not, following such transaction, beneficially own, directly or indirectly, fifty percent (50%) or more of the voting equity securities of the Person resulting from the transaction; or

(c) the sale or transfer to a third party, in one or more related transactions, properties or assets representing all or substantially all of such Person’s business or assets at the time of such sale or transfer.

“Closing Ducted Funded Debt” means an amount equal to the Funded Debt of the Purchased Entities, determined on a consolidated basis as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date.

“Closing Ducted Operating Cash Amounts” means an amount equal to the sum of (a) the aggregate of the respective Individual Ducted Cash Group Amounts of all of the Ducted Cash Groups, determined as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date, in each case, only to the extent that the Individual Ducted Cash Group Amounts constitute Operating Cash, plus (b) the Preceding Year Specified Unpaid Ducted Distributions.

“Closing Ducted Transaction Expenses” means an amount equal to the Transaction Expenses of the Purchased Entities, determined on a consolidated basis as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date.

“Closing Ducted Working Capital” means an amount equal to the Ducted Working Capital as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date.

“Closing Ductless Funded Debt” means an amount equal to (a) the Funded Debt of JCH, determined on a consolidated basis, less (b)(i) the consolidated Funded Debt of the non-wholly owned Subsidiaries of JCH that are consolidated by JCH multiplied by (ii) the percentage of the outstanding equity interest in such Subsidiaries of JCH that is not held, directly or indirectly, by JCH as set forth on Section 2.4(a)(ii) of the Seller Disclosure Schedules, in each case of clauses (a) and (b), determined as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date; provided, however, that in no event shall Closing Ductless Funded Debt include any Funded Debt arising from or relating to the Shimizu Business.

“Closing Ductless Operating Cash Amounts” means an amount equal to the sum of (a) the aggregate of the respective Individual Ductless Cash Group Amounts of the Ductless Cash Groups, in each case, only to the extent that the Individual Ductless Cash Group Amounts constitute Operating Cash, determined as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date, plus (b) the Preceding Year Specified Unpaid Ductless Distributions; provided, that in no event shall the Closing Ductless Operating Cash Amounts include proceeds received or receivable in respect of the Shimizu Purchase Price..

“Closing Ductless Transaction Expenses” means an amount equal to (a) the Transaction Expenses of JCH, determined on a consolidated basis, less (b)(i) the consolidated Transaction Expenses of the non-wholly owned Subsidiaries of JCH that are consolidated by JCH multiplied by (ii) the percentage of the outstanding equity interest in such Subsidiaries of JCH that is not held, directly or indirectly, by JCH as set forth on Section 2.4(a)(ii) of the Seller Disclosure Schedules, in each case of clauses (a) and (b), determined as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date.

“Closing Ductless Working Capital” means an amount equal to the Ductless Working Capital as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date.

“Closing Funded Debt” means the sum of (a) the Closing Ducted Funded Debt plus (b)(i) the Closing Ductless Funded Debt multiplied by (ii) the percentage of the outstanding equity interest in JCH held directly or indirectly by Seller as set forth on Section 2.4(a)(ii) of the Seller Disclosure Schedules.

“Closing Operating Cash Amounts” means the sum of (a) the Closing Ducted Operating Cash Amounts plus (b)(i) the Closing Ductless Operating Cash Amounts, multiplied by (ii) the percentage of the outstanding equity interest in JCH held directly or indirectly by Seller as set forth on Section 2.4(a)(ii) of the Seller Disclosure Schedules.

“Closing Purchase Price” means (a) the Base Purchase Price, plus (b) the Estimated Closing Operating Cash Amounts (which may be a positive or negative number), plus (c) the Estimated Adjustment Amount (which may be a positive or negative number), minus (d) the Estimated Closing Funded Debt (which may be a positive or negative number), plus (e) the Prorated Shimizu Purchase Price minus (f) the Estimated Closing Transaction Expenses (which may only be a positive number).

“Closing Transaction Expenses” means an amount equal to (a) the Closing Ducted Transaction Expenses plus (b)(i) the Closing Ductless Transaction Expenses multiplied by (ii) the percentage of outstanding equity interest in JCH held directly or indirectly by Seller as set forth on Section 2.4(a)(ii) of the Seller Disclosure Schedules.

“Closing Working Capital” means the Closing Ducted Working Capital plus the Closing Ductless Working Capital.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Representatives” means, with respect to any entity, the directors, officers, agents, employees or other persons that act for or on behalf of such entity.

“Contract” means any written contract, lease, license, commitment, purchase order, loan or credit agreement, indenture or agreement, other than a Permit.

“Covered Losses” means, subject to Section 9.7, any actual losses, Liabilities (excluding contingent liabilities), claims, fines, deficiencies, damages, payments (including those arising out of any settlement or Judgment relating to any Proceeding), penalties, expenses and reasonable attorney, accountant and other professional fees and disbursements, in each case, that are due and payable.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof and any epidemic, pandemic or outbreak thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Laws, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, or any industry body, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and Families First Coronavirus Response Act.

“Ducted Adjustment Amount” means (a) the Closing Ducted Working Capital minus (b) the Ducted Target Working Capital (which resulting amount may be a positive or negative number).

“Ducted Cash Group” means each group of Purchased Entities identified as such on Section 1.1(c) of the Seller Disclosure Schedules.

“Ducted Target Working Capital” means one hundred three million two hundred thousand dollars ($103,200,000).

“Ducted Working Capital” means, as of any time, and determined on a consolidated basis, an amount equal to (a) the assets line items of the RLC Ducted Business and general ledger accounts, as shown on the Sample Closing Statement for the RLC Ducted Business, less (b) the liabilities line items and general ledger accounts of the RLC Ducted Business, as shown on the Sample Closing Statement for the RLC Ducted Business, in each case of clauses (a) and (b), determined in accordance with the Transaction Accounting Principles; provided, that in no event shall Ducted Working Capital include (x) any amount included within the definition of Closing Ducted Operating Cash Amounts, Closing Ducted Funded Debt or Closing Ducted Transaction Expenses, (y) any asset or liability (current or deferred) in respect of Taxes, or (z) any assets or liabilities of any Purchased Non-Consolidated Venture.

“Ductless Adjustment Amount” means (a) the Closing Ductless Working Capital minus (b) the Ductless Target Working Capital (which resulting amount may be a positive or negative number).

“Ductless Cash Group” means each group of Purchased Consolidated Ventures identified as such on Section 1.1(d) of the Seller Disclosure Schedules; provided that, each Ductless Cash Group shall at all times, for purposes of this Agreement, only consist of members in which JCH holds, directly or indirectly, the same equity percentage interest (and, in the case of a Ductless Cash Group that consists of wholly-owned Subsidiaries of JCH, may also include JCH).

“Ductless Products” means the following ductless HVAC systems: (a) room air conditioners (including window room air conditioners) with an operating capacity of up to 20 kilowatts (“RLC Ductless RAC Products”); (b) packaged air conditioners and multi-zone air conditioners (including commercial split and multi-split air conditioners) with an operating capacity of up to 58 kilowatts (“RLC Ductless PAC Products”); (c) variable refrigerant flow systems with an operating capacity of up to 300 kilowatts (“RLC Ductless VRF Products”); (d) air-to-water heat pumps with a single-train operating capacity of up to 40 kilowatts, including domestic hot water solutions with a single-train operating capacity of up to 40 kilowatts, and the “Samurai” air to water heat pump with an operating capacity of up to 300 kilowatts (“ATW Heat Pumps”); (e) centrifugal chillers, water-cooled chillers, absorption chillers, air-cooled screw chillers, air-cooled modular chillers with an operating capacity of up to 3,600 refrigeration tons and related indoor distribution units (e.g., fan coil units) (collectively, “RLC Ductless Chillers”); (f) compressors for HVAC equipment; (g) indoor air quality equipment (such as dehumidifiers, ventilation equipment and air renewal equipment) for use in connection with RLC Ductless RAC Products, RLC Ductless PAC Products, RLC Ductless VRF Products, ATW Heat Pumps, or RLC Ductless Chillers; and (h) variable refrigerant flow technology-based air-to-water heat pumps and domestic hot water solutions with an operating capacity of up to 300 kilowatts currently in development.

“Ductless Target Working Capital” means fifty nine million two hundred thousand dollars ($59,200,000).

“Ductless Working Capital” means, as of any time, and determined on a consolidated basis, an amount equal to (a)(i) the assets line items and general ledger accounts of JCH, as shown on the Sample Closing Statement for the RLC Ductless Business, less (ii) the liabilities line items and general ledger accounts of JCH as shown on the Sample Closing Statement for the RLC Ductless Business, in each case of clauses (i) and (ii), determined in accordance with the Transaction Accounting Principles, less (b)(i)(A) the assets line items and general ledger accounts of the non-wholly owned Subsidiaries of JCH that are consolidated by JCH, as shown on the Sample Closing Statement for the RLC Ductless Business, less (B) the liabilities line items and general ledger accounts of the non-wholly owned Subsidiaries of JCH that are consolidated by JCH, as shown on the Sample Closing Statement for the RLC Ductless Business, in each case of clauses (A) and (B), determined in accordance with the Transaction Accounting Principles, multiplied by (ii) the percentage of the outstanding equity interest in such Subsidiaries of JCH that is not held, directly or indirectly, by JCH as set forth on Section 2.4(a)(ii) of the Seller Disclosure Schedules; provided, that in no event shall Ductless Working Capital include (w) any amount included within the definition of Closing Ductless Operating Cash Amounts, Closing Ductless Funded Debt or Closing Ductless Transaction Expenses, (x) any asset or liability (current or deferred) in respect of Taxes, (y) any assets or liabilities of any Purchased Non-Consolidated Ventures or (z) any asset or liability arising from or related to the Shimizu Business.

“Embargoed Country” means, at any time, a country or territory which is itself the subject or target of any comprehensive sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and Crimea, Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine).

“Environmental Laws” means, collectively, any and all Laws regarding (a) pollution or protection of the environment or natural resources, or (b) protection of human health as it relates to Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Fraud” means, with respect to either party hereto, an actual and intentional fraud with respect to the making of representations and warranties contained in Article III or Article IV of this Agreement and not with respect to any other matters; provided that such actual and intentional fraud shall only be deemed to exist if the Person against whom relief is sought had actual knowledge (as opposed to constructive or imputed knowledge) that the representations and warranties made by such Person were, or would actually be, breached. “Fraud” does not include equitable fraud, promissory fraud, unfair dealings fraud or any tort (including fraud), in each case, based on negligence or recklessness.

“Funded Debt” means, of any Person and as of any time, the aggregate amount of the following, without duplication and to the extent unpaid: (a) the outstanding principal amount of any indebtedness for borrowed money (other than trade payables arising in the ordinary course of business); (b) obligations evidenced by bonds, debentures, notes or similar debt instruments (excluding notes in the nature of trade payables); (c) all lease obligations that are classified as finance or capital leases in accordance with the Transaction Accounting Principles; (d) all direct obligations under letters of credit, guarantees or similar credit support facilities, in each case, solely to the extent validly drawn; (e) any obligations to pay deferred purchase price or earn-outs in respect of any acquisitions of a business, as determined in accordance with the Transaction Accounting Principles; (f) declared and unpaid dividends or distributions payable to Seller or any of its Affiliates (other than the Purchased Companies) or HGLS or any of its Affiliates (other than the Purchased Companies); (g) the net market value (which may be a positive or negative number) in respect of (i) any interest rate swap, hedge, cap agreement or other similar agreement and derivative transaction (excluding foreign exchange swaps, hedges, cap agreements, forwards and other similar agreement or transactions), including any amounts (including breakage costs) payable upon termination of such arrangements, and (ii) foreign exchange swaps, hedges, cap agreements, forwards and other similar agreement or transaction; (h) Pre-Closing Taxes and Pre-Closing Reorganization Taxes; (i) any direct net payment obligation to the applicable state agency for any Unclaimed Property to the extent such obligation is included in Assumed Liabilities and to the extent such obligation is not included as a reduction to the Closing Operating Cash Amounts; (j) the Aggregate Benefit Plan Underfunding; (k) any asset retirement obligation; (l) the items set forth on Section 1.1(e) of the Seller Disclosure Schedule; and (m) all accrued and unpaid interest, prepayment penalties, make-whole payments and termination or breakage costs or penalties with respect to any Funded Debt referred to in the foregoing clauses (a) through (d), in each case of clauses (a) through (m), of such Person as of such time, and calculated in a manner consistent with the Transaction Accounting Principles and categorized based on the line items and general ledger accounts as shown on the Sample Closing Statement for the RLC Ducted Business or the RLC Ductless Business, as applicable; provided that the “Funded Debt” of any Purchased Controlled Company shall exclude (i) any Retained Liabilities, and (ii) any other amounts satisfied prior to Closing.

“GAAP” means U.S. generally accepted accounting principles, consistently applied except for changes in the application thereof in order to comply with changes in such principles from time to time.

“Government Contract” means any Contract that is a prime contract, subcontract, grant, subaward, basic ordering agreement, blanket purchase agreement, teaming agreement or similar agreement (but, for the avoidance of doubt, excluding any purchase orders or invoices entered into in the ordinary course of business) with a Governmental Entity, including all amendments, modifications and options thereunder or relating thereto awarded (a) to any Seller Entity or any Purchased Controlled Company (in each case, relating to the Business) by any Governmental Entity or by a prime contractor or higher-tier subcontractor of a Governmental Entity, or (b) by any Seller Entity or any Purchased Controlled Company (in each case, relating to the Business) to a subcontractor at any tier.

“Governmental Entity” means any national, state, local, supranational or foreign government or any court of competent jurisdiction, administrative agency or commission or other national, state, local, supranational or foreign governmental authority or instrumentality.

“HAPQ” means Qingdao Hisense Hitachi Air-Conditioning Systems Co., Ltd.

“HAPQ License” means that certain Trademark License Agreement, dated November 29, 2017, by and between York International Corporation and HAPQ, as amended.

“Hazardous Material” means any substance, material or waste that is regulated under any applicable Environmental Law as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, or that could reasonably be expected to result in liability under any applicable Environmental Law, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum or petroleum products, toxic mold, lead, per- and polyfluoroalkyl substances, radioactive materials and radon gas.

“HMRC” means HM Revenue & Customs of the United Kingdom.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means, with respect to any Person, as of any particular time, any of the following: (a) all Funded Debt of such Person; (b) all letters of credit, performance bonds, surety bonds or bankers’ acceptances, bank guarantees or similar instruments issued for the account of such Person; and (c) all guarantees and keepwell arrangements issued by such Person to a third party against a loss with respect to the obligations described in clauses (a) and (b) of this definition, in each case as of such time.

“Indirect Seller Taxes” means any indirect net income or capital gains Taxes that may be assessed by way of a withholding Tax, including any People’s Republic of China “Bulletin 7” Taxes.

“Individual Ducted Cash Group Amount” means, with respect to each Ducted Cash Group as of the particular date of determination, the lesser of (a) the aggregate of the respective Cash Amounts of the Purchased Entities constituting such Ducted Cash Group and (b) the Operating Cash Amount Cap of such Ducted Cash Group.

“Individual Ductless Cash Group Amount” means, with respect to each Ductless Cash Group as of the particular date of determination, (a) the lesser of (i) the aggregate of the respective Cash Amounts of the Purchased Consolidated Ventures constituting such Ductless Cash Group, determined on a consolidated basis and (ii) the Operating Cash Amount Cap of such Ductless Cash Group, multiplied by (b) the percentage of the outstanding equity interest in each of Purchased Consolidated Ventures constituting such Ductless Cash Group held, directly or indirectly, by JCH as set forth on Section 2.4(a)(ii) of the Seller Disclosure Schedules (provided that, for the avoidance of doubt, in the case of any Ductless Cash Group consisting of JCH, this clause (b) shall equal one hundred percent (100%)).

“Insurance Proceeds” shall mean those monies: (a) received by an insured from an insurer, including claim administrators and claims agents; or (b) paid by an insurer, including claim administrators and claims agents, on behalf of the insured; in any such case net of any costs or expenses (including any applicable self-insurance or retention amount under a captive insurance arrangement) incurred in the collection thereof to the extent such costs and expenses are demonstrably related to such proceeds and net of any applicable premium adjustments (including reserves and retrospectively-rated premium adjustments) (it being understood that “Insurance Proceeds” shall include any such amounts received under a captive insurance arrangement).

“Intellectual Property” means all worldwide intellectual property or proprietary rights, including (a) patents, patent applications, invention disclosures, statutory invention registrations, reissues, divisionals, continuations, continuations in part and reexaminations thereof (“Patents”), (b) trademarks, service marks, trade names, domain names, service names, trade dress, logos and other indications of origin, including all common law rights and goodwill associated therewith, and registrations and applications for registration thereof, and all renewals of any of the foregoing (“Trademarks”), (c) works of authorship, copyrights (including copyrights in IT Assets), database rights, whether or not registered, and registrations and applications for registration thereof, common law and moral rights associated therewith (“Copyrights”), and (d) confidential or proprietary product specifications, prototypes, models and designs, know-how, inventions, methods, processes and other information to the extent constituting a trade secret under Law (“Trade Secrets”).

“International Benefit Plan” means each Benefit Plan sponsored, maintained or contributed to primarily for the benefit of International Business Employees.

“International Business Employee” means each Business Employee primarily employed outside the United States and otherwise subject to the same definition as Business Employee above.

“Inventory” means all inventory owned by Seller and its Affiliates primarily used, or primarily held for use in, the operation of the Business, including all raw materials, work-in-process, supplies, spare parts, unfinished inventory and finished goods of the Business (or portion of the Business, as applicable).

“IT Assets” means any software, tangible or digital computer systems (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines and hardware) and all other information technology assets, but, for clarity, not any Intellectual Property covering the foregoing.

“Japan CPP DB Plan” means the Hitachi-Johnson Controls Air Conditioning, Inc. Contract-type Defined Benefit Corporate Pension Plan Rules, with the last amendment effective as of September 1, 2021.

“JCH-GA” means Johnson Controls-Hitachi Wanbao Air Conditioning (Guangzhou) Co., Ltd.

“JCH-GC” means Johnson Controls-Hitachi Wanbao Compressor (Guangzhou) Co., Ltd.

“Judgment” means any judgment, injunction, order, decision, ruling, award or decree of any Governmental Entity of competent jurisdiction.

“Knowledge” means, with respect to Seller for any Purchased Controlled Companies, the actual knowledge of any Person listed in Section 1.1(f)(i) of the Seller Disclosure Schedules, with respect to Seller for any Purchased Non-Consolidated Ventures, the actual knowledge of any Person listed in Section 1.1(c)(ii) of the Seller Disclosure Schedules.

“Law” means any national, federal, state, provincial, local, supranational or foreign law, statute, code, order, ordinance, rule, regulation or treaty (including any Tax treaty), in each case promulgated by a Governmental Entity.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Licensed IP” means the Intellectual Property contemplated to be licensed to Purchaser or any of its Affiliates by Seller or any of its Affiliates pursuant to the Trademark License Agreement or the Ducted Patent License Agreement.

“Lien” means any mortgage, lien, option, pledge, right of first refusal, right of pre-emption, security interest, charge, easement, lease, sublease, covenant, right of way, restriction or encumbrance of any kind or any agreement, arrangement or obligation to create any of the foregoing, other than restrictions on transfer arising under applicable securities Laws. For clarity, a license of or covenant not to sue under Intellectual Property shall not be deemed to be a Lien.

“Lower End Operating Cash Amount Target” means, with respect to each Ducted Cash Group or Ductless Cash Group, an amount equal to 50% of the Operating Cash Amount Cap of such Ducted Cash Group or Ductless Cash Group, as applicable.

“Master Branding Agreement” means that certain Master Branding Agreement, dated as of October 1, 2015, by and between Hitachi Appliances, Inc. and Johnson Controls-Hitachi Air Conditioning Technology (Hong Kong) Limited (as amended, supplemented, restated, or otherwise modified from time to time in accordance with the terms thereof).

“Mini Chillers” means residential chillers less than 16 kilowatts that provide both cooling and heating.

“Multiemployer Plan” means a Benefit Plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Non-Competition Party” means each Subsidiary of Seller that (a) is a Subsidiary of Seller as of the Closing Date, or (b) is a Subsidiary of Seller that is acquired or formed after the Closing Date, and in each case is a Subsidiary of Seller at any time during the period commencing on the Closing Date and expiring on the third (3rd) anniversary of the Closing Date.

“Operating Cash” means, with respect to each Ducted Cash Group and each Ductless Cash Group, Cash Amounts that are available for the operation of each member of such Ducted Cash Group or Ductless Cash Group, or transferable within (including by way of (a) a cash pool or (b) intercompany loans, in each case, that is transferred by Seller together with the Business or newly set up (or that is capable of being set up) by Purchaser upon or after the Closing or otherwise) the relevant Ducted Cash Group or Ductless Cash Group.

“Operating Cash Amount Cap” means, with respect to each Ducted Cash Group and Ductless Cash Group, the amount set forth opposite such Ducted Cash Group or Ductless Cash Group, as applicable, in the column titled ‘Operating Cash Amount Cap’ on Section 1.1(c) or Section 1.1(d), as applicable, of the Seller Disclosure Schedules.

“Permits” means permits, approvals, authorizations, consents, licenses, waivers or certificates issued by any Governmental Entity.

“Permitted Liens” means the following Liens: (a) disclosed or reflected in the Business Financial Statements; (b) for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested by appropriate Proceedings or for which an adequate reserve has been established in accordance with GAAP or reflected in the Business Financial Statements; (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law; (d) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security; (e) Liens securing Liabilities incurred in the ordinary course of business that are not material to the Business, taken as a whole, and that do not materially interfere with or materially restrict any use of the Purchased Assets or the other assets of the Purchased Controlled Companies as of the Closing Date; (f) Liens arising under equipment leases with third parties entered into in the ordinary course of business; (g) Liens arising from any cash pool, including Liens in support of other Purchased Companies participating in such cash pool; (h) with respect to real property, easements, declarations, covenants, rights-of-way, servitudes, permits, ground leases to utilities, municipal agreements, railway siding agreements, zoning, land use, building restrictions and other similar Laws, and other similar rights, conditions, restrictions and other charges, instruments, leases or encumbrances affecting title to real estate, in each case, that are not materially violated by the current conduct of the Business and that do not materially interfere with the ordinary conduct of the Business or materially impair the continued use and operation of such real property for the purpose for which it is used as of the Closing Date; (i) Liens not created by Seller or any Seller Entity that affect the underlying fee or leasehold interest of any leased or subleased real property, including master or ground leases, that do not materially interfere with the ordinary conduct of the Business or materially impair the continued use and operation of such real property for the purpose for which it is used as of the Closing Date; (j) any set of facts that an accurate survey or physical inspection of real property would disclose that do not materially interfere with the ordinary conduct of the Business or materially impair the continued use and operation of such real property for the purpose for which it is used as of the Closing Date; and (k) Liens created by the Purchaser or any of its successors or permitted assigns or otherwise arising from the Transaction Documents.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Personal Data” means any and all information that (a) alone or in combination with other information held by or on behalf of an Asset Selling Entity or Purchased Company reasonably permits such Asset Selling Entity or Purchased Company to identify an individual person, household, device or browser, or (b) is otherwise protected under any applicable Laws relating to privacy, data security or personal information.

“Post-Closing Cash Transfer Conditions” shall have the meaning assigned to it in Section 2.15(d)(i).

“Post-Closing Period” means any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Post-Closing Transfer Amount” shall have the meaning assigned to it in Section 2.15(d)(ii).

“Pre-Closing Period” means any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Pre-Closing Reorganization Taxes” means all Taxes imposed on or payable by or with respect to the Purchased Companies or Purchaser and its Affiliates with respect to the Purchased Assets, the Assumed Liabilities or the Business, in each case, resulting solely from (a) the Pre-Closing Reorganization, including, for the avoidance of doubt, any Taxes incurred as a result of any debt payments made in connection with the Pre-Closing Reorganization, (b) any settlement or elimination of any intercompany balances and accounts pursuant to Section 5.6(a) or (c) the transactions described in the Shimizu Transaction Agreement, regardless of when such transactions occur. For the avoidance of doubt, any amounts included in Pre-Closing Taxes shall not be included in Pre-Closing Reorganization Taxes.

“Pre-Closing Taxes” means, for any Person, an amount (which shall not be less than zero) equal to (a) the sum of all unpaid Tax liabilities for any Pre-Closing Period, minus (b) the sum of all estimated Tax payments or overpayments of Taxes made in a Pre-Closing Period; provided that such amount shall be calculated (i) in a manner consistent with the past practices of such Person, (ii) for any Straddle Period in accordance with Section 6.3, (iii) by excluding any deferred Tax assets and deferred Tax liabilities, (iv) by excluding contingent Tax liabilities or accruals or reserves established or required to be established under the Transaction Accounting Principles in respect of any speculative or contingent liabilities for Taxes or with respect to uncertain Tax positions, (v) without regard to any action of Purchaser or any of its Affiliates and the Purchased Companies taken following the Closing, (vi) by allocating any Transaction Deductions to the taxable period ending on or before the Closing Date to the maximum extent allowable by applicable Law so long as such allocation is at a “more likely than not” or higher confidence level, (vii) by including in taxable income adjustment pursuant to Section 481 of the Code (or any similar provision of applicable state, local or non-U.S. Law) and any prepaid amounts and deferred revenue that would not otherwise be included in the taxable income of such Person on or prior to the Closing Date, and (viii) by treating the transactions described in the Shimizu Asset Transfer Agreement as occurring prior to the Closing Date, regardless of when such transactions occur; provided that, for all purposes of this Agreement, the definition of Pre-Closing Taxes shall exclude any combined, consolidated or unitary Taxes of Seller, any Seller Entity or any their respective Affiliates (other than a Purchased Company); provided, further, for the avoidance of doubt, that unpaid Tax liabilities take into account Tax assets, including net operating losses, loss carryforwards, Code Section 163(j) carryforwards and Tax credits (but excluding estimated Tax payments or overpayments of Tax), to the extent that such Tax assets actually reduce (but not below zero) cash Taxes otherwise payable for such Pre-Closing Period.

“Preceding Year” means the calendar year ending December 31, 2024, unless the Closing shall have occurred on or following December 31, 2025, in which case “Preceding Year” shall mean the calendar year ending December 31, 2025.

“Preceding Year Specified Unpaid Ducted Distributions” means the Specified Unpaid Ducted Distributions with respect to earnings for the Preceding Year.

“Preceding Year Specified Unpaid Ductless Distributions” means the Specified Unpaid Ductless Distributions with respect to earnings for the Preceding Year.

“Proceeding” means any judicial, administrative or arbitral action, investigation, suit or proceeding by or before any Governmental Entity.

“Products” means the RLC Residential Ducted Products, RLC Commercial Ducted Products and Ductless Products.

“Property Taxes” means real, personal and intangible ad valorem property Taxes.

“Prorated Shimizu Purchase Price” means $66,000,000, which, for the avoidance of doubt, represents an amount equal to 60% multiplied by the Shimizu Purchase Price.

“Purchased Companies” means the Purchased Entities and the Purchased Ventures.

“Purchased Controlled Company Benefit Plan” means (a) any Benefit Plan sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by, or for, any Purchased Controlled Company, and (b) any other Benefit Plan identified as a Purchased Controlled Company Benefit Plan on Section 3.15(a) of the Seller Disclosure Schedules.

“Purchased Controlled Company Employee” means any individual who is employed by a Purchased Controlled Company immediately prior to the Closing.

“Purchaser Disclosure Schedules” means those certain Purchaser Disclosure Schedules delivered pursuant to this Agreement by Purchaser to Seller.

“Purchaser’s Fundamental Representations” means those representations and warranties set forth in Section 4.1, Section 4.2 and Section 4.6.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Registered Intellectual Property” means any Intellectual Property that is the subject of an application or registration with any Governmental Entity, including any domain name registrar.

“Regulatory Approvals” means all Approvals from antitrust and other Governmental Entities that are required under applicable Law (including Antitrust Laws) to permit the consummation of the Transaction and the other transactions contemplated by this Agreement.

“Related Transaction” means the transactions contemplated by the Hitachi SPA.

“Representative” of a Person means any officer, director or employee of such Person or any consultant, investment banker, attorney, accountant, agent or other advisor or representative of such Person.

“Retained Businesses” means all businesses of Seller or any of its Affiliates other than the Business, including the Specific Retained Businesses.

“RLC Ducted Business” means (a) the design, research and development, engineering and manufacture from the applicable manufacturing and engineering facilities listed on Section 1.1(g) of the Seller Disclosure Schedules, and sale of: (i) residential ducted heating and cooling systems consisting of ducted splits, air handling units, air conditioners, evaporator coils, residential packaged units and air-to-air heat pumps with an operating capacity of below 65,000 British thermal units, as well as residential furnaces with an operating capacity below 225,000 British thermal units, in each case, consistent with the U.S. Department of Energy definition of a “Residential” product (“RLC Residential Ducted Products”); and (ii) commercial ducted heating and cooling systems consisting of packaged rooftop units with an operating capacity of up to 150 tons and commercial split units with an operating capacity of up to 50 tons, which includes air handlers and condensing units (“RLC Commercial Ducted Products”); and (iii) indoor air quality equipment (such as dehumidifiers, ventilation equipment and air renewal equipment) for use in connection with RLC Residential Ducted Products or RLC Commercial Ducted Products, (b) the sale of parts for the products described in the foregoing clause (a) in connection with the conduct of such business activity described therein and (c) (i) technical support services (excluding (1) support services and facilities that are shared with any or all of the Retained Businesses and (2), for the avoidance of doubt, any services to be provided by Seller or its Affiliates to Purchaser or its Affiliates (including any Purchased Controlled Company) pursuant to the Transition Services Agreement) and (ii) business support applications, consisting of (A) end customer and professional customer mobile applications exclusively related to RLC Residential Ducted Products and RLC Commercial Ducted Products, including the Hx residential thermostat application, and (B) business support applications exclusively related to RLC Residential Ducted Products and RLC Commercial Ducted Products, including DSSolutions (but excluding, for the avoidance of doubt, any software applications to be provided by Seller or its Affiliates to Purchaser or its Affiliates (including any Purchased Controlled Company) pursuant to the Transition Services Agreement or any other Transaction Document), in each case of (i) and (ii), provided in connection with the activities described in the foregoing clauses (a) and (b) and (iii) such other incidental commercial trading activities (including purchase and resale of dedicated outdoor air systems and water source heat pumps pursuant to the Specified Business Contracts) conducted by the Seller and its Affiliates solely in connection with the conduct of the Residential and Light Commercial HVAC business within Seller’s Global Products segment as conducted on the date hereof and as of immediately prior to Closing.

“RLC Ductless Business” means (a) the design, research and development, engineering and manufacture from the applicable manufacturing and engineering facilities listed on Section 1.1(h) of the Seller Disclosure Schedules, and sale of Ductless Products in each case, as conducted solely by JCH and its Subsidiaries, (b) the sale of parts for the products manufactured and sold by JCH and its Subsidiaries and described in the foregoing clause (a) in connection with the conduct of such business activity described therein and (c) (i) technical support services to the extent provided by JCH and its Subsidiaries and any employees and contractors thereof (but excluding, for the avoidance of doubt, any services to be provided by Seller or its Affiliates to Purchaser or its Affiliates (including any Purchased Controlled Company) pursuant to the Transition Services Agreement) and (ii) business support applications consisting of (A) end customer and professional customer mobile applications exclusively related to Ductless Products, including the airCloud application, and (B) business support applications exclusively related to Ductless Products (but excluding, for the avoidance of doubt, any software applications to be provided by Seller or its Affiliates to Purchaser or its Affiliates (including any Purchased Controlled Company) pursuant to the Transition Services Agreement or any other Transaction Document), in each case of (i) and (ii), provided in connection with the activities described in the foregoing clauses (a) and (b) and (iii) such other incidental commercial trading activities conducted by JCH and its Subsidiaries solely in connection with the conduct of such business activity described in the foregoing, in each case, as conducted on the date hereof and as of immediately prior to Closing.

“Sanctioned Person” means any Person that is the target of any Sanctions and Trade Laws, including: (a) any Person identified in any applicable sanctions list, including those maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union or His Majesty’s Treasury of the United Kingdom; (b) any Person located, organized, or ordinarily resident in, or a Governmental Entity or government instrumentality of, any Embargoed Country; (c) any Person directly or indirectly, individually or in the aggregate, owned 50% or more, or controlled by, or acting for the benefit or on behalf of, one or more Person(s) described in the foregoing clauses (a) or (b); or (d) any Person identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List, Entity List, Military End User List, the U.S. Department of State’s Debarred Parties List or the U.S. Customs and Border Protection’s Withhold Release Order and Findings List.

“Sanctions and Trade Laws” means all applicable trade embargoes and restrictive measures, economic or financial sanctions, anti-boycott Laws, export control Laws and customs and import Laws in jurisdictions in which each of the Seller Entities and the Purchased Companies do business or are otherwise subject to jurisdiction, including those imposed, administered, or enforced from time to time by the OFAC, the U.S. Department of State, the U.S. Department of Commerce, U.S. Customs and Border Protection, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom and any other similar Governmental Entity with regulatory authority over any of the Seller Entities or Purchased Companies.

“Seller Benefit Plan” means any Benefit Plan other than a Purchased Controlled Company Benefit Plan. Unless specified otherwise, Seller Benefit Plans will remain with the Seller and will be outside the scope of the Transaction.

“Seller Disclosure Schedules” means those certain Seller Disclosure Schedules delivered pursuant to this Agreement by Seller to Purchaser.

“Seller Entities” means Seller and all of its Affiliates; provided that no Purchased Company shall be deemed to be a Seller Entity.

“Seller Marks” means any and all Trademarks owned by Seller or any of its Affiliates (other than the Trademarks included in the Business IP), including any Trademarks containing the “Johnson Controls”, “Johnson Controls International plc”, “Johnson Controls, Inc.” or “JCI” names, or any confusingly similar variations, acronyms, translations or derivatives thereof, whether used alone or in combination with other words.

“Seller’s Fundamental Representations” means those representations and warranties set forth in Section 3.1(a), Section 3.2(a), Section 3.2(b), Section 3.2(c), Section 3.2(d) and Section 3.3.

“Service Provider” means, with respect to a Person, each current or former independent contractor of such Person who is a natural person.

“SHEC” means Shanghai Highly Electrical Appliances Co., Ltd.

“Shimizu Business” means the “Transferred Business” as defined in the Shimizu Asset Transfer Agreement.

“Shimizu Purchase Price” means the “Purchase Price” (as such term is defined in the Shimizu Transaction Agreement) paid or payable by HGLS to Hitachi-Johnson Controls Air Conditioning, Inc., a Subsidiary of JCH, at the closing of the transactions contemplated by the Shimizu Transaction Agreement.

“Shimizu Transaction Agreement” means that certain Carve Out Transaction Agreement, dated as of the date hereof, by and among HGLS, Hitachi-Johnson Controls Air Conditioning, Inc. and, for certain limited purposes set forth therein, Seller and Purchaser (as may be amended, supplemented, restated, or otherwise modified from time to time in accordance with the terms thereof).

“Specific Excluded GP Business Units” means the Applied, Industrial Refrigeration, HVAC Controls, Air Distribution and Data Center businesses of Seller and its Affiliates conducted by the Global Products segment of Seller and its Affiliates.

“Specific Retained Businesses” means: (a) Building Solutions North America (including, for avoidance of doubt, Johnson Controls Federal Systems), Building Solutions EMEA/LA and Building Solutions Asia Pacific segments of Seller and its Affiliates and all businesses contained within such segments (collectively, the “Field Services Businesses”); (b) JCI Ventures and all corporate venture capital investments of Seller and its Affiliates; (c) the Specific Excluded GP Business Units, including (i) the Johnson Controls, York and Tempmaster businesses conducted by the Specific Excluded GP Business Units and (ii) businesses operating under the brands Silent-Aire, Frick, York Process Systems, M&M Carnot, PENN, Metasys, KochFilter, RRS, Trion, Tuttle & Bailey, Ruskin, Titus, Krueger, PennBarry, Triatek, Enviro-Tec, Sabroe, Quantech, York Amichi, Miller-Picking, Pace, Envirco, Omni-Elite; (d) Building Automation & Controls, OpenBlue, Metasys, Verasys and all smart building, field and solutions businesses conducted by Seller and its Affiliates, and (e) all businesses related to (i) controls software, including controls software for RLC Commercial Ducted Products that will be provided to Purchaser pursuant to the Controls Supply Agreement, (ii) controls hardware including design and architecture of control boards, fault detection diagnostics boards and algorithms, and the controls hardware that will be provided to Purchaser pursuant to the Controls Supply Agreement, and (iii) the Exempt Products and Services as associated with one or more of the businesses identified in clauses (a) through (d).

“Specified Unpaid Ducted Distributions” means any and all (a) dividends, distributions or return of capital payable by US Air to Purchaser or its Affiliates (in its capacity as a member of US Air) with respect to earnings for any calendar year ending prior to the Closing (as determined in accordance with Section 1.1(i)(i) of the Seller Disclosure Schedules), and (b) dividends, distributions or return of capital payable by Windy City to Purchaser or its Affiliates (in its capacity as a member of Windy City) with respect to earnings of any calendar year ending prior to the Closing (as determined in accordance with Section 1.1(i)(ii) of the Seller Disclosure Schedules), in each case, if, as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date, (in the case of clause (a)) US Air or (in the case of clause (b)) Windy City has not declared and paid in full its respective aggregate distributions with respect to earnings for such calendar year (calculated net of any applicable Taxes actually payable in respect of distributions actually made unless otherwise included in the calculation of Closing Ducted Funded Debt).

“Specified Unpaid Ductless Distributions” means any and all (a)(i) dividends, distributions or return of capital payable by JCH-GC to its equityholders with respect to earnings of any calendar year ending prior to the Closing (as determined in accordance with Section 1.1(j)(i) of the Seller Disclosure Schedules) multiplied by (ii) the percentage of the outstanding equity interest in JCH-GC held directly or indirectly by JCH as set forth on Section 2.4(a)(iii) of the Seller Disclosure Schedules, (b)(i) dividends, distributions or return of capital payable by JCH-GA to its equityholders with respect to earnings for any calendar year ending prior to the Closing (as determined in accordance with Section 1.1(j)(ii) of the Seller Disclosure Schedules) multiplied by (ii) the percentage of the outstanding equity interest in JCH-GA held directly or indirectly by JCH as set forth on Section 2.4(a)(iii) of the Seller Disclosure Schedules, and (c)(i) dividends, distributions or return of capital payable by SHEC to its equityholders with respect to earnings of any calendar year ending prior to the Closing (as determined in accordance with Section 1.1(j)(iii) of the Seller Disclosure Schedules) multiplied by (ii) the percentage of the outstanding equity interest in SHEC held directly or indirectly by JCH as set forth on Section 2.4(a)(iii) of the Seller Disclosure Schedules, in each case if, as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date, (in the case of clause (a)) JCH-GC, (in the case of clause (b)) JCH-GA or (in the case of clause (c)) SHEC has not declared and paid in full its respective aggregate distributions with respect to such calendar year (calculated net of any applicable Taxes actually payable in respect of distributions actually made unless otherwise included in the calculation of Closing Ductless Funded Debt).

“Specified Unpaid HAPQ Distributions” means any and all (a)(i) dividends, distributions or return of capital payable by HAPQ to its equityholders with respect to earnings for any period prior to the Closing, only to the extent that such dividends, distributions or return of capital have been agreed between Hisense Home Appliances Group Co., Ltd., HAPQ, Hisense Group Holdings Co., Ltd., HGLS, Seller and Purchaser in the Letter Agreement, dated July 22, 2024 (the “Distribution Letter”), multiplied by (ii) the percentage of the outstanding equity interest in HAPQ held directly or indirectly by JCH as set forth on Section 2.4(a)(iii) of the Seller Disclosure Schedules, in each case if and to the extent that, as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date, HAPQ has not declared and paid in full such dividends, distributions or return of capital that have been agreed between Hisense Home Appliances Group Co., Ltd., HAPQ, Hisense Group Holdings Co., Ltd., HGLS, Seller and Purchaser in the Distribution Letter.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, limited partnership or other entity whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member; provided that no Purchased Non-Consolidated Venture shall be deemed to be a Subsidiary of Seller or any of its Affiliates.

“Tangible Personal Property” means machinery, equipment, furniture, fixtures, tools and all other tangible personal property (in each case, other than IT Assets).

“Tax” means any tax of any kind, including any U.S. federal, state or local or non-U.S. income, estimated, sales, escheat, use, ad valorem, receipts, value added, goods and services, profits, license, withholding, payroll, employment, unemployment, excise, premium, property, net worth, capital gains, transfer, stamp, customs, documentary, social security, environmental, alternative or add-on minimum, occupation, and any other assessment or governmental charge, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Claim” means any claim with respect to Taxes made by any Taxing Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VI.

“Tax Materials” means, with respect to any Tax Return, accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other relevant information (including, for the avoidance of doubt, any audited or unaudited financial statements necessary to, or relevant, in preparing such Tax Returns).

“Tax Proceeding” means any audit, examination, contest, litigation or other Proceeding with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any Taxing Authority relating to Taxes, including any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Transaction Accounting Principles” means the principles, practices, methodologies, policies, classifications, judgments, and valuation and estimation methodologies set forth in Section 2.9(a) of the Seller Disclosure Schedules.

“Transaction Deductions” means all items of loss or deduction attributable to Transaction Expenses or the payment of Funded Debt. The amount of Transaction Deductions shall be computed assuming that an election is made pursuant to Revenue Procedure 2011-29 to deduct 70% of any Transaction Deductions that are success-based fees (as described in Revenue Procedure 2011-29).

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Foreign Acquisition Agreements, the Foreign Closing Documents, the IP Assignment Agreement, the Trademark License Agreement, the Ducted Patent License Agreement, the Controls Supply Agreement and the Product and Purchase Supply Agreement.

“Transaction Expenses” means, without duplication, all fees, commissions, costs, and expenses incurred by any Person on or prior to the Closing Date solely in connection with the negotiation and consummation of the Transaction and the other transactions contemplated by this Agreement, to the extent not paid in full at or prior to the Closing (including those that become due or payable at or after the Closing pursuant to Contracts in effect prior to the Closing), including: (a) any brokerage or finders’ fees or agents’ commissions or any similar charges; (b) any legal, accounting, financial advisory, consulting, and any other fees and expenses of third parties or affiliated parties; and (c) the Business Employee Transaction Payments. Notwithstanding anything to the contrary contained herein, no Liability shall be treated as both a Transaction Expense and also as Funded Debt and Transaction Expenses shall not include any Liabilities either reflected in the calculation of Ducted Working Capital or Ductless Working Capital or otherwise borne by Purchaser pursuant to this Agreement or the other agreements and instruments executed and delivered in connection with the Transaction.

“Transferred Controls Materials” means any specifications, sequence of operation documents and similar items or materials, in each case, that were developed by any Business Employees (solely, or jointly with other employees of Seller or its Affiliates) for use in connection with controls for a RLC Residential Ducted Product or a RLC Commercial Ducted Product, and any Copyrights and Trade Secrets therein. For the avoidance of doubt, Transferred Controls Materials does not include: (a) software, algorithms, or hardware for HVAC controllers developed by the Retained Businesses; (b) specifications, sequence of operation documents, and similar items or materials for the products of the Specific Retained Businesses and (c) nothing herein prevents independent development of specifications, sequence of operation documents and similar items or materials without the use of Transferred Controls Materials.

“Unclaimed Property” means any payment made by any Purchased Controlled Company for goods and services received in the ordinary course of business, which payment has not cleared the bank during the applicable escheatment period and as a result, in accordance with applicable state Law, the Purchased Controlled Company is required to remit such amount to the respective state agency as of the 11:58 p.m. local time in each applicable jurisdiction on the Closing Date.

“US Air” means US Air Conditioning Distributors, LLC.

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

“Windy City” means Windy City Ventures, LLC.

“York Trademarks” means any Trademark containing “YORK” (or any stylized, translated or transliterated version thereof) or the sunflake device design.

Section 1.2. Other Defined Terms. In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term	Section

AAA	5.15(b)
Access Limitations	5.4(b)
Agreement	Preamble
Al Salam J	5.14(b)(ix)
Allocation Schedule	2.10(b)

Anti-Corruption Laws	3.20(a)
Antitrust Laws	3.4(b)
Applicable Purchased Consolidated Venture	6.10(b)
Applicable Purchased Non-Consolidated Venture	6.10(b)
Approvals	2.11(a)
Acquiror	5.14(c)
Assignment and Assumption Agreement	2.8(a)(v)
Assumed Liabilities	2.6
Balance Sheet Date	3.6(a)
Base Purchase Price	2.2
Bill of Sale	2.8(a)(iv)
Business Financial Statements	3.6(a)
Business Leases	3.10(b)
Business Permits	3.12(b)
Business Products	5.9(f)(i)
Cap	9.2(b)(ii)
Category 1 Exempt Products and Services	5.14(b)(vi)
Category 2 Exempt Products and Services	5.14(b)(vii)
Closing	2.3
Closing Date	2.3
Closing Statement	2.9(b)
COBRA	5.7(j)
Combined Tax Return	6.4(a)
Competing Business	5.14(b)
Confidentiality Agreement	5.3
Controlled Business IP	Business IP definition
Controlling Party	6.6(c)
Controls Supply Agreement	2.8(b)(xii)
Copyrights	Intellectual Property definition
Credit Enhancements	5.8
Current Representation	10.13
Deeds	2.8(a)(vi)
Designated Person	10.13
Dispute Notice	2.9(e)
Dispute Resolution Period	2.9(e)
Distribution Fall-away Date	2.15(c)
Divested Entity	5.14(c)
Divestiture Period	5.14(b)(iii)
Ducted Patent License Agreement	2.8(a)(x)
Ductless Leased Property	3.10(b)
Ductless Owned Property	3.10(a)
Enforceability Exceptions	3.3
Estimated Adjustment Amount	2.9(b)(i)
Estimated Closing Operating Cash Amounts	2.9(b)(ii)
Estimated Closing Ducted Operating Cash Amounts	2.9(b)(ii)
Estimated Closing Ducted Funded Debt	2.9(b)(iii)
Estimated Closing Ducted Transaction Expenses	2.9(b)(iv)

Estimated Closing Ducted Working Capital	2.9(b)(i)
Estimated Closing Ductless Operating Cash Amounts	2.9(b)(ii)
Estimated Closing Ductless Funded Debt	2.9(b)(iii)
Estimated Closing Ductless Transaction Expenses	2.9(b)(iv)
Estimated Closing Ductless Working Capital	2.9(b)(i)
Estimated Closing Funded Debt	2.9(b)(iii)
Estimated Closing Transaction Expenses	2.9(b)(iv)
Estimated Closing Working Capital	2.9(b)(i)
Event	Business Material Adverse Effect definition
Excess Cash Amount	2.15(b)
Exchange Act	3.4(b)
Excluded Assets	2.5
Excluded Business Taxes	6.1
Excluded Information	5.16(b)
Excluded Intellectual Property	2.5(e)
Exempt Products and Services	5.14(b)(vii)
Final Purchase Price	2.9(g)
Foreign Acquisition Agreements	2.12
Foreign Closing Documents	2.8(a)(vii)
Gross Ductless Adjustments	5.20(e)
Gross Estimated Ductless Adjustments	5.20(d)
HD Supply Arrangement	5.9(i)
HGLS	Recitals
Hitachi Closing	5.20(a)
Hitachi Closing Purchase Price	5.20(d)
Hitachi Final Purchase Price	5.20(e)
Hitachi SPA	Recitals
Identified Patent Family	5.15(b)
Identified Patents	5.15(b)
Indemnified Party	9.4(a)
Indemnifying Party	9.4(a)
Independent Accounting Firm	2.9(e)
Infringe	3.9(f)
Initial Allocation	2.10(a)
Insurance Policies	3.19
IP Assignment Agreement	2.8(a)(viii)
JCH	Recitals
JCH-TW	2.15(c)(B)
JCH Related Covered Losses	9.2(c)
JCHAC India	5.22(a)
Joint Transitional Working Group	5.6(b)
Leased Property	3.10(b)
Material Contracts	3.11(a)
Material Customers	3.22(a)
Material Suppliers	3.22(b)
MTO	5.22(a)
MTO Requirements	5.22(a)
Non-Controlling Party	6.6(c)
Occurrence-Based Policies	5.10(b)

OFAC	Sanctioned Person definition
Omitted Third-Party License	5.9(e)
Other Reseller Use	5.9(i)
Outside Date	8.1(d)
Owned Property	3.10(a)
parties	Preamble
Parts Restriction	5.14(b)(vii)
party	Preamble
Patents	Intellectual Property definition
Post-Closing Loss	6.5(b)
Post-Closing Statement	2.9(d)
Post-Closing Statement Delivery Deadline	2.9(d)
Pre-Closing Bonus Amount	5.7(i)
Pre-Closing Occurrences	5.10(b)
Pre-Closing Reorganization	5.13(a)
Pre-Closing Separate Tax Return	6.4(a)
Privacy and Security Requirements	3.9(l)
Product and Purchase Supply Agreement	2.8(b)(xiii)
Purchased Assets	2.4
Purchased Consolidated Venture	2.4(a)
Purchased Controlled Companies	2.4(a)
Purchased Entities	2.4(a)
Purchased Entity	2.4(a)
Purchased Entity Shares	2.4(a)
Purchased Non-Consolidated Venture	2.4(a)
Purchased Venture Governing Documents	3.2(c)
Purchased Venture Interests	2.4(a)
Purchased Ventures	2.4(a)
Purchaser	Preamble
Purchaser 401(k) Plan	5.7(g)
Purchaser Covenant Parties	5.9(f)(i)
Purchaser Covered Person	5.14(a)
Purchaser Indemnified Parties	9.2(a)
Purchaser Material Adverse Effect	4.1
Purchaser Non-Recourse Related Party	8.2(b)
Purchaser Reimbursement Provisions	9.3(a)
Purchaser Released Claims	5.19(a)
Purchaser Tax Indemnified Parties	6.1
Purchaser’s Allocation Notice	2.10(b)
R&W Insurance Policy	5.17
Regulatory Remedy	5.1(c)
Related Party Agreement	3.17
Released Purchaser Parties	5.19(b)
Released Seller Parties	5.19(a)
Releasing Purchaser Parties	5.19(a)
Releasing Seller Parties	5.19(b)
Required Financial Statements	2.15(d)
Residential Environments	5.14(b)(viii)

Restraint	8.1(e)
Retained Liabilities	2.7
Sample Closing Statement	2.9(a)
SEBI Takeover Regulations	5.22(a)
Securities Act	4.7
Seller	Preamble
Seller 401(k) Plans	5.7(g)
Seller Counsel	10.13
Seller Covenant Parties	5.9(f)(i)
Seller Indemnified Parties	9.3(a)
Seller Labor Agreement	3.16(b)
Seller Non-Recourse Related Party	8.2(b)
Seller Parties	5.17
Seller Receivable HAPQ Distribution	2.15(e)
Seller Released Claims	5.19(b)
Seller Reimbursement Provisions	9.2(a)
Seller Tax Indemnified Parties	6.2
Seller Transitional Marks	5.9(b)
Seller’s Allocations	2.10(b)
Shared Contract	2.11(c)
Shimizu Closing	5.21(a)
Solvent	4.8
Specified Business Contracts	2.4(b)
Straddle Period Separate Tax Return	6.4(b)
TTLA Licensee	5.9(i)
TTLA Licensor	5.9(i)
Termination Fee	8.2(b)
Third Party Claim	9.4(a)
Trade Secrets	Intellectual Property definition
Trademark License Agreement	2.8(a)(ix)
Trademarks	Intellectual Property definition
Transaction	Recitals
Transfer Taxes	6.12
Transferred Business Employee	5.7(a)(ii)
Transferred International Business Employees	5.7(l)
Transferred IP	2.4(d)
Transferred IT Assets	2.4(e)
Transferred Leased Property	2.4(c)(ii)
Transferred Leases	2.4(c)(ii)
Transferred Owned Property	2.4(c)(i)
Transferred Permits	2.4(k)
Transition Period	5.9(b)
Transition Services Agreement	2.8(a)(iii)
Transitional Trademark License Agreement	5.9(i)
Venture Equity Interests	3.2(c)

ARTICLE II

PURCHASE AND SALE; CLOSING

Section 2.1. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, and shall cause the other Asset Selling Entities to, sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase, acquire and accept from Seller and the other Asset Selling Entities, all of the Asset Selling Entities’ legal and beneficial right, title and interest in the Purchased Assets including, in relation to any equity interests in a Purchased Company, all accrued rights and benefits attaching to them from and after the Closing, in each case, free and clear of all Liens other than Permitted Liens or liens arising under securities Laws.

Section 2.2. Purchase Price. In consideration for the Purchased Assets and the other obligations of Seller pursuant to this Agreement, at the Closing, Purchaser shall: (a) pay to Seller or its designee an aggregate of six billion six hundred and fifty million Dollars ($6,650,000,000) in cash (the “Base Purchase Price”), as adjusted in accordance with Section 2.9, which amount shall be paid by Purchaser in full, except for set-off or deduction or withholding in respect of Taxes in accordance with Section 2.14; and (b) assume the Assumed Liabilities.

Section 2.3. Closing Date. The closing of the Transaction and the other transactions contemplated by this Agreement (the “Closing”) shall take place at 9:00 a.m. New York City time, at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, on the later of (x) ten (10) months following the date hereof, and (y) the last Business Day of the calendar month in which the conditions set forth in Article VII (other than those conditions that are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof); provided that, if such conditions (other than those conditions that are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) are satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof) on the date that is one of the last three (3) Business Days of a given calendar month, and it is not reasonably practicable for Purchaser to access the funds necessary to pay the Closing Purchase Price and the Hitachi Closing Purchase Price as of the last Business Day of such calendar month (despite using reasonable best efforts to do so), the Closing shall occur on the last Business Day of the immediately following calendar month, or (z) at such other place, time and date as may be agreed among Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” Purchaser and Seller agree that the effective time of the Transaction and the other transactions contemplated by this Agreement shall be 11:59 p.m. local time in each applicable jurisdiction on the Closing Date.

Section 2.4. Purchased Assets. Subject to the terms and conditions of this Agreement, on the Closing Date and at the Closing, Seller shall, and shall cause the other Asset Selling Entities to, sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase, acquire and accept from the Asset Selling Entities, all of the Seller Entities’ right, title and interest as of the Closing in (i) all of the assets primarily used, or held primarily for use, in the operation of the RLC Ducted Business (except to the extent any asset (A) is a type of asset that is addressed by clause (ii) of this Section 2.4, or (B) is included in the definition of “Excluded Assets”) and (ii) the following assets (together with the assets specified in clause (i), the “Purchased Assets”) (it being understood that Purchaser shall obtain indirect ownership of any assets that are owned, leased, licensed or otherwise held by the Purchased Companies by virtue of Purchaser’s purchase of the Purchased Entity Shares and the Purchased Venture Interests to the extent of the right, title and interest of each such Purchased Company in such assets):

(a) (i) One hundred percent (100%) of the equity interests (the “Purchased Entity Shares”) in each of the entities listed on Section 2.4(a)(i) of the Seller Disclosure Schedules, as such schedule may be updated in accordance with Section 5.13 (each, a “Purchased Entity,” and, collectively, the “Purchased Entities”); (ii) the issued and outstanding equity interests held by the Asset Selling Entities or any Purchased Company in each of the entities listed on Section 2.4(a)(ii) of the Seller Disclosure Schedules (each, a “Purchased Consolidated Venture” and, together with the Purchased Entities, the “Purchased Controlled Companies”); and (iii) the issued and outstanding equity interests held by the Asset Selling Entities or any Purchased Company (together with the equity interests referred to in clause (ii), the “Purchased Venture Interests”) in each of the entities listed on Section 2.4(a)(iii) of the Seller Disclosure Schedules (each, a “Purchased Non-Consolidated Venture” and, together with the Purchased Consolidated Ventures, the “Purchased Ventures”);

(b) (i) Each Contract executed prior to the date of this Agreement and related exclusively to the RLC Ducted Business, in its entirety, (ii) each other Contract executed prior to the date of this Agreement, including those Contracts set forth on Section 2.4(b)(ii) of the Seller Disclosure Schedules, only with respect to (and preserving the meaning of) those portions of it that solely relate to the RLC Ducted Business, subject to Section 2.11(c) and Section 2.11(e), and (iii) each Contract executed after the date of this Agreement and prior to the Closing, (A) if related exclusively to the RLC Ducted Business, then in its entirety, or (B) if not related exclusively to the RLC Ducted Business, then only with respect to (and preserving the meaning of) those portions of it that solely relate to the RLC Ducted Business, subject to Section 2.11(c) and Section 2.11(e), in each case of clauses (i), (ii) and (iii), other than any intercompany balances and accounts, arrangements, understandings or Contracts to be terminated pursuant to Section 5.6 or Contracts pursuant to which services will be provided by Seller or its Affiliates (other than the Purchased Companies) pursuant to the terms of the Transition Services Agreement (collectively, such Contracts or portion of such Contracts, as the case may be, described by clauses (i) through (iii), the “Specified Business Contracts”); provided that Seller may update Section 2.4(b)(ii) of the Seller Disclosure Schedules with written notice to Purchaser and delivery of the same no later than five (5) Business Days prior to the Closing Date (and in any event prior to the delivery of the Closing Statement) to reflect any modifications to, or additions or terminations of, of Specified Business Contracts, in each case, after the date of this Agreement and prior to the Closing Date, subject to compliance with Section 5.2;

(c) (i) All owned real property listed in Section 2.4(c)(i) of the Seller Disclosure Schedules (such owned real property, the “Transferred Owned Property”), including all buildings, improvements and fixtures thereon and all appurtenances thereto, and (ii) all leases governing the leased real property primarily related to and primarily used in the conduct of the RLC Ducted Business, including the leases governing the leased real property listed in Section 2.4(c)(ii) of the Seller Disclosure Schedules (such leased real property, the “Transferred Leased Property,” and such leases, collectively, the “Transferred Leases”); provided that Seller may update Section 2.4(c)(ii) of the Seller Disclosure Schedules with written notice to Purchaser and delivery of the same no later than five (5) Business Days prior to the Closing Date (and in any event prior to the delivery of the Closing Statement) to reflect any modifications to, or additions or terminations of, Transferred Leases, in each case, after the date of this Agreement and prior to the Closing Date, subject to compliance with Section 5.2;

(d) (i) The Registered Intellectual Property listed in Section 2.4(d) of the Seller Disclosure Schedules, including, for clarity, (A) any reissues or reexaminations of the issued Patents identified therein, (B) any divisions, substitutions, continuations and continuations-in-part of the Patents identified therein, and any Patents claiming priority thereof or that may issue therefrom, (C) any reissues or reexaminations of any Patents that may issue from the pending applications identified therein and (D) any U.S. or foreign counterparts of the Patents identified therein; and (ii) any other Intellectual Property (other than Registered Intellectual Property) owned by Seller or its Affiliates and primarily used or held primarily for use in the operation of the RLC Ducted Business, including all rights of priority and renewals (collectively, the “Transferred IP”); Transferred IP includes Transferred Controls Materials;

(e) The IT Assets listed or described in Section 2.4(e) of the Seller Disclosure Schedules (collectively, the “Transferred IT Assets”);

(f) Any and all Tangible Personal Property located on the premises of the Transferred Leased Property and Transferred Owned Property to the extent primarily used, or held primarily for use, in the operation of the RLC Ducted Business;

(g) Any and all trade receivables and other accounts receivable (other than from Seller and/or any of its Affiliates) of the RLC Ducted Business as of immediately prior to 11:58 p.m. on the Closing Date to the extent such trade receivables are included in the determination of Closing Ducted Working Capital;

(h) Any and all prepaid expenses and security deposits of the RLC Ducted Business as of immediately prior to 11:58 p.m. on the Closing Date or arising out of the Specified Business Contracts, in each case, solely to the extent (i) related exclusively to the RLC Ducted Business and (ii) in the case of current prepaid expenses and current security deposits included in the determination of Closing Ducted Working Capital;

(i) Any and all Inventory primarily used, or primarily held for use, in the RLC Ducted Business to the extent such Inventory is included in the determination of Closing Ducted Working Capital;

(j) Any and all goodwill, if any, of the RLC Ducted Business;

(k) All Business Permits primarily related to the conduct of the RLC Ducted Business, including the Business Permits listed on Section 2.4(k) of the Seller Disclosure Schedules (to the extent transferable by the Asset Selling Entities) (the “Transferred Permits”);

(l) Except as set forth in Section 5.7, any and all assets related to the Purchased Controlled Company Benefit Plans;

(m) Any and all claims, causes of action, defenses and rights of offset or counterclaim, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) to the extent primarily related to the operation or conduct of the RLC Ducted Business or the Purchased Assets;

(n) (i) Sole ownership and all originals and copies of all Books and Records that are in the possession or control of any Seller Entity and are exclusively used or held exclusively for use in the operation of the RLC Ducted Business and (ii) co-ownership and one copy in mutually agreed form of any other Books and Records that are in the possession or control of any of the Seller Entities and otherwise to the extent used in, held for use in or related to the operation of the RLC Ducted Business (with each party having the right to use and license others to use same after the Closing Date without the consent of or an accounting to the other party), subject to reasonable redactions or removals for portions to the extent unrelated to the RLC Ducted Business, in each case of clauses (i) and (ii), other than any Books and Records (or portions thereof) (A) that such Seller Entity is required by Law or bona fide records retention policy binding as of the date hereof not to transfer (in such case copies of which, to the extent permitted by Law and such bona fide records retention policy, will be delivered to Purchaser at the Closing), (B) that consist of personnel, medical and employment records for Business Employees and former employees of any Purchased Controlled Company other than such records of Transferred Business Employees, (C) that have been created electronically pursuant to automatic or ordinary course back up, security or disaster recovery systems and would be unduly burdensome or costly to retrieve, except to the extent Purchaser reimburses the Asset Selling Entities for any reasonable and documented out of pocket retrieval costs, (D) to the extent exclusively relating to the Retained Businesses, Excluded Assets or Retained Liabilities or (E) that consist of any Tax Returns of Seller or any of its Subsidiaries (other than the Purchased Companies) and any Combined Tax Returns (and Books and Records relating primarily to such Tax Returns); provided that, with respect to any Tax Returns or other Books and Records of the Purchased Companies that are Purchased Assets pursuant to this Section 2.4(n), Seller or such Subsidiary may be permitted to keep copies of such Tax Returns or other Books and Records as necessary to comply with Law or bona fide records retention policy;

(o) (i) To the extent permitted by applicable Law, (A) all insurance policies exclusively insuring the RLC Ducted Business and (B) subject to Section 5.10(b) and except as otherwise provided herein and without duplication to any other claim or recovery, all rights to any insurance benefits and proceeds payable under third-party occurrence-based insurance policies of the Seller Entities to cover any claims for Pre-Closing Occurrences with an alleged date of loss prior to Closing, whether made prior to or following the Closing, and (ii) all property and casualty Insurance Proceeds received or receivable in connection with the damage or complete destruction of any Purchased Assets or assets that would have been included in the Purchased Assets but for such damage or complete destruction, in each case, net of any deductible and the cost of repair or replacement of such assets paid or incurred by, and any losses resulting from such damage or destruction incurred by, any of the Seller Entities prior to the Closing, and related administrative costs;

(p) All rights and claims under any and all transferable warranties extended by suppliers, vendors, contractors, manufacturers and licensors, and transferable rights to refunds or rebates, in each case, solely to the extent related to the RLC Ducted Business or to the extent related to any of the Purchased Assets;

(q) To the extent permitted by applicable Law, all transferable collective bargaining, trade union, works council and other similar Contracts exclusively covering the Business Employees; and

(r) All other assets set forth on Section 2.4(r) of the Seller Disclosure Schedules.

Section 2.5. Excluded Assets. Notwithstanding anything to the contrary contained herein, Purchaser expressly understands and agrees that the following assets and properties of Seller and its Affiliates (excluding JCH and its controlled Affiliates) (the “Excluded Assets”) shall be retained by Seller and its Affiliates (other than the Purchased Companies), and shall be excluded from the Purchased Assets, notwithstanding any other provision of this Agreement:

(a) Any and all Cash Amounts (other than any Cash Amounts of the Purchased Entities as of 11:58 p.m. local time in each applicable jurisdiction on the Closing Date to the extent such Cash Amounts are included in the determination of Closing Operating Cash Amounts);

(b) Any and all equity interests in any Affiliate of Seller (other than the Purchased Companies);

(c) Except as set forth in Section 5.7, any and all assets related to the Seller Benefit Plans;

(d) Any and all loans and advances, if any, by Seller or its Affiliates (other than the Purchased Companies) to any of their Affiliates or otherwise to the Business;

(e) Any and all Intellectual Property that is (i) owned by the Seller and its Affiliates, other than the Business IP (including the Seller Marks and the Licensed IP, in each case, subject to the terms of those applicable Transaction Documents), (ii) set forth in Section 2.5(e) of the Seller Disclosure Schedules, (iii) Registered Intellectual Property that is not listed in Section 2.4(d) of the Seller Disclosure Schedules or (iv) owned by Seller and its Affiliates that are embodied in any products, services, software or components offered by the Specific Retained Businesses, in each case, subject to the terms of those applicable Transaction Documents (collectively, the “Excluded Intellectual Property”);

(f) Any and all IT Assets (including the IT Assets set forth in Section 2.5(f) of the Seller Disclosure Schedules) other than the Business IT Assets;

(g) Any and all Contracts and portions of Contracts, other than the Specified Business Contracts, any Contracts listed on Section 2.4(r) of the Seller Disclosure Schedules and the Transferred Leases;

(h) Except as expressly included in Section 2.4(c), any and all owned and leased real property and other interests in real property;

(i) Any and all refunds of or credits against Excluded Business Taxes;

(j) Other than the Books and Records specified in Section 2.4(n), any and all Books and Records, Tax Returns and other books and records related to Taxes paid or payable by Seller or its Affiliates;

(k) All correspondence between Seller or any of its Affiliates and its legal counsel, advisors or other Representatives arising out of or relating to the negotiation, execution or delivery of this Agreement or the transactions contemplated hereby (or the sales process relating to a potential strategic transaction, joint venture or sale involving the Business), including documents entered into in connection therewith;

(l) Except as set forth in Section 2.4(o), any and all insurance policies and binders and interests in insurance pools and programs and self-insurance arrangements whether or not related to the Business, for all periods before, through and after the Closing, including any and all refunds and credits due or to become due thereunder and any and all claims, rights to make claims and rights to proceeds on any such insurance policies for all periods before, through and after the Closing;

(m) Any and all Permits other than the Transferred Permits;

(n) All rights to receive services and benefits of any kind (including rebates and similar arrangements), including administrative and corporate (overhead, shared and other) services and benefits of the kind provided to the Business by any Seller Entity, either directly or indirectly through third-party service providers (whether under any umbrella, enterprise or shared ownership, license or use arrangement or otherwise), prior to the Closing Date, and all assets of any such Seller Entity related thereto (whether owned, leased or licensed), including (A) computer and information processing services (other than as may be provided through the Transferred IT Assets), (B) finance, accounting and payroll services, (C) facilities management services (including environmental, health and safety), (D) treasury services (including banking, insurance, administration, taxation and internal audit), (E) general and administrative services, (F) executive and management services, (G) legal services, (H) human resources services, (I) risk management services, (J) group purchasing services, (K) corporate marketing, strategy and development services, (L) corporate travel and aircraft services, and (M) investor relations services, in each case of clauses (A) through (M), other than such services that are to be provided to Purchaser or any Purchased Company for the benefit of the Business pursuant to the terms of the Transition Services Agreement and the Controls Supply Agreement or any other supply agreements;

(o) All assets and other rights relating to the Business sold or otherwise transferred or disposed of during the period from the date hereof through and including the Closing Date, in any event in accordance with the provisions hereof, and all rights arising under or relating to any Retained Liabilities;

(p) The Retained Businesses;

(q) All other assets set forth on Section 2.5(q) of the Seller Disclosure Schedules; and

(r) Except for those assets set forth on Section 2.4 of the Seller Disclosure Schedules, any and all assets, business lines, properties, rights, Contracts and claims of the Seller or any of its Affiliates (other than JCH and its controlled Affiliates) not primarily used, or held primarily for use, in the operation of the Business, wherever located, whether tangible or intangible, real, personal or mixed.

The parties acknowledge and agree that none of Purchaser, any of its Affiliates or, after the Closing, the Purchased Companies, will acquire or be permitted to retain any direct or indirect right, title and interest in any Excluded Assets.

Section 2.6. Assumed Liabilities. Subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall assume and hereby agrees to promptly pay, discharge or perform in full all of the Liabilities of Seller and its Affiliates related to or arising out of the Purchased Assets or the RLC Ducted Business, in each case, other than the Retained Liabilities (the “Assumed Liabilities”), in each case, whether accruing prior to, on or after the Closing, including the following:

(a) Any and all Liabilities relating to or arising out of the Specified Business Contracts;

(b) Notwithstanding any provision in Section 2.7, any and all Liabilities (i) arising out of or relating to Environmental Laws or Hazardous Materials and (ii) arising out of or relating to the Purchased Assets, the Assumed Liabilities or the Business (including any businesses, operations or properties used or maintained by the Business or for which owner or operator of the Purchased Assets, the Assumed Liabilities or the Business may be alleged to be responsible as a matter of Law, Contract or otherwise) whether the facts, conditions, circumstances or events giving rise to such Liabilities occurred prior to, at or after the Closing;

(c) Any and all Liabilities relating to or arising out of the ownership or operation of the Purchased Assets or the Business, whether accruing before, on or after the Closing Date, and not satisfied or extinguished as of the Closing, other than Excluded Business Taxes;

(d) Any and all Liabilities (i) arising before, at or after the Closing in respect of Transferred Business Employees, former employees of any Purchased Company and current or former Service Providers to any Purchased Company, in each case, other than Liabilities under any Seller Benefit Plan or (ii) in respect of Transferred Business Employees expressly assumed by Purchaser pursuant to Section 5.7;

(e) Any and all Liabilities of the Purchased Companies, including any Indebtedness of the Purchased Companies;

(f) Any Transaction Expenses of the Purchased Companies to the extent included as Closing Ducted Transaction Expenses or Closing Ductless Transaction Expenses;

(g) Except as set forth in Section 5.7, any and all Liabilities relating to or arising out of the Purchased Controlled Company Benefit Plans, as disclosed in Section 3.15(a) of the Seller Disclosure Schedules;

(h) Any and all current trade payables and other current accounts payable (other than from Seller and/or any of its Affiliates) of the RLC Ducted Business as of, or immediately prior to 11:58 p.m. on the Closing Date, to the extent such trade payables are included in the determination of Closing Ducted Working Capital; and

(i) All other Liabilities identified on Section 2.6(i) of the Seller Disclosure Schedules.

Section 2.7. Retained Liabilities. The Seller Entities shall retain, and Purchaser shall not assume, the following Liabilities of the Seller Entities (the “Retained Liabilities”):

(a) Subject to Section 5.8, any Indebtedness of the Seller Entities (other than the Purchased Companies);

(b) Any and all Liabilities for which any Seller Entity (other than the Purchased Companies) expressly has responsibility pursuant to this Agreement;

(c) Any and all Liabilities to the extent arising out of or related to any Excluded Assets (including the ownership and operation of the Retained Businesses);

(d) Except for Liabilities expressly assumed by Purchaser pursuant to Section 5.7, Liabilities arising under any Seller Benefit Plan;

(e) Except for Liabilities expressly assumed by Purchaser pursuant to Section 5.7, Liabilities arising out of or related to any Business Employee who does not become a Transferred Business Employee;

(f) Reserved.

(g) Any and all Transaction Expenses of any Seller Entity;

(h) Any and all Liabilities for Taxes of Seller or its Affiliates (other than the Purchased Companies); and

(i) Liabilities for Excluded Business Taxes.

Seller and Purchaser acknowledge and agree that neither Purchaser nor any of its Affiliates will be required to assume or retain any Retained Liabilities.

Section 2.8. Closing Deliveries.

(a) At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller (or one or more other Seller Entities designated by Seller) the following:

(i) payment in immediately available funds of an amount equal to the Closing Purchase Price, by wire transfer(s) to one or more bank accounts designated in writing by Seller and in Dollars, which amount shall be paid by Purchaser in full, without any set-off or deduction or withholding for any amounts (including in respect of Taxes);

(ii) the certificate to be delivered pursuant to Section 7.3(c);

(iii) a counterpart of the Transition Services Agreement attached as Exhibit A hereto (the “Transition Services Agreement”), duly executed by Purchaser;

(iv) to the extent any Purchased Asset is not held by a Purchased Company, a counterpart of the Bill of Sale for such Purchased Assets (other than the Purchased Entity Shares and the Purchased Venture Interests), as applicable, attached as Exhibit B hereto (the “Bill of Sale”), duly executed by Purchaser;

(v) to the extent any Purchased Asset or Assumed Liability is not held by a Purchased Company, a counterpart of the Assignment and Assumption Agreement for such Purchased Assets and the Assumed Liabilities, as applicable, attached as Exhibit C hereto (the “Assignment and Assumption Agreement”), duly executed by Purchaser;

(vi) to the extent not owned by a Purchased Company and solely if required to vest in Purchaser title to any Transferred Owned Property (subject only to Permitted Liens), a quitclaim deed (or the local legal equivalent) for each parcel of Transferred Owned Property constituting a Purchased Asset, in such form and substance sufficient to vest in Purchaser (or any entity designated by Purchaser) all of the applicable Seller Entity’s right, title and interest to such Transferred Owned Property; provided that nothing in such customary affidavits, certificates and filings shall serve or otherwise operate to increase the Liability of the Seller Entities beyond the Liability expressly imposed on Seller by the terms of this Agreement (collectively, the “Deeds”), in each case, duly executed by Purchaser, to the extent applicable;

(vii) with respect to jurisdictions outside the United States in which the Purchased Assets or Assumed Liabilities are located, such bills of sale, share transfer deeds, stock powers, certificates of title, deeds, assignments and other agreements or instruments of transfer (including the Foreign Acquisition Agreements) in such form and substance reasonably satisfactory to Seller and Purchaser (in a form that is consistent with the terms and conditions of this Agreement and any other requirements of such jurisdictions) as and to the extent necessary to effect the transfer of such Purchased Assets or the assumption of such Assumed Liabilities pursuant to this Agreement (collectively, the “Foreign Closing Documents”), in each case duly executed by Purchaser, to the extent applicable;

(viii) a counterpart of the IP Assignment Agreement attached as Exhibit D hereto (the “IP Assignment Agreement”), duly executed by Purchaser;

(ix) a counterpart of the Trademark License Agreement attached as Exhibit E hereto (the “Trademark License Agreement”), duly executed by Purchaser; and

(x) a counterpart of the Ducted Patent License Agreement attached as Exhibit F hereto (the “Ducted Patent License Agreement”), duly executed by Purchaser.

(b) At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(i) the certificate to be delivered pursuant to Section 7.2(c);

(ii) a counterpart of the Transition Services Agreement, duly executed by each Seller Entity named as a party thereto;

(iii) certificates evidencing the transfer of ownership to the Purchaser of the Purchased Entity Shares and Purchased Venture Interests (excluding any Purchased Entity Shares or Purchased Venture Interests held by any Purchased Company as of the Closing), solely to the extent that such Purchased Entity Shares and Purchased Venture Interests are

certificated, duly endorsed in blank or with stock powers or similar instruments of transfer duly executed in proper form for transfer (or, for the Purchased Venture Interests in JCH being transferred under this Agreement, Seller shall, to the extent applicable, deliver or cause to be delivered to Purchaser a stock transfer form relating to such shares duly executed by the relevant Seller Entity in favor of Purchaser (or such other party as designated by Purchaser)), and, to the extent such Purchased Entity Shares and Purchased Venture Interests are not in certificated form, other evidence of such transfer of ownership in customary form;

(iv) a counterpart of the Bill of Sale, duly executed by each Seller Entity named as a party thereto;

(v) a counterpart of the Assignment and Assumption Agreement, duly executed by each Seller Entity named as a party thereto;

(vi) the Deeds, duly executed and notarized by the applicable Seller Entities, to the extent applicable;

(vii) a counterpart of the Foreign Closing Documents, duly executed by each Seller Entity named as a party thereto;

(viii) a counterpart of the IP Assignment Agreement, duly executed by each Seller Entity named as a party thereto;

(ix) a counterpart of the Trademark License Agreement, duly executed by each Seller Entity named as a party thereto;

(x) a signed and valid Internal Revenue Service Form W-9 from each Asset Selling Entity that is a “United States person”, within the meaning of Section 7701(a)(30) of the Code;

(xi) a counterpart of the Ducted Patent License Agreement, duly executed by each Seller Entity named as a party thereto;

(xii) a counterpart of the Controls Supply Agreement attached as Exhibit G hereto (the “Controls Supply Agreement”), duly executed by each Seller Entity named as a party thereto;

(xiii) a counterpart of the Product and Purchase Supply Agreement attached as Exhibit H hereto (the “Product and Purchase Supply Agreement”), duly executed by each Seller Entity named as a party thereto;

(xiv) a counterpart of the Transitional Trademark License Agreement, duly executed by each Seller Entity named as a party thereto, solely to the extent the parties have negotiated and finalized the Transitional Trademark License Agreement prior to the Closing pursuant to Section 5.9(i);

(xv) a resignation letter, effective as of the Closing, duly executed by each director appointed by the relevant Seller Entity to the board of directors of JCH, or resolutions removing such director;

(xvi) an irrevocable voting power of attorney in the agreed form and duly executed as a deed by the relevant Seller Entity in respect of the Purchased Venture Interests in JCH being transferred under this Agreement in favor of Purchaser or its nominee, appointing Purchaser as its lawful attorney-in-fact in respect of such Purchased Venture Interests;

(xvii) a copy of the executed resolution of the board of directors of JCH approving the registration of the transfer of the Purchased Venture Interests in JCH being transferred under this Agreement from the relevant Seller Entity to Purchaser or its nominee (subject to the payment of any applicable stamp duty) and authorizing the delivery to Purchaser of share certificates, if any, in respect of such Purchased Venture Interests in JCH; and

(xviii) a duly executed certificate issued by JCH satisfying the requirements of Treasury Regulations Section 1.1445-11T(d)(2)(i), in form and substance reasonably satisfactory to Purchaser.

Section 2.9. Adjustment to Base Purchase Price.

(a) Section 2.9(a) of the Seller Disclosure Schedules sets forth a calculation of the Ducted Working Capital, Ductless Working Capital, the Cash Amounts, the Funded Debt and Transaction Expenses of the applicable Purchased Companies, as applicable, in each case, as of the Balance Sheet Date (the “Sample Closing Statement”), including the classification of asset and liability line items and general ledger accounts.

(b) At least ten (10) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Purchaser a closing statement (which Seller may amend in its sole discretion on or prior to the date that is five (5) Business Days prior to the Closing Date) (as so amended, the “Closing Statement”), setting forth a good-faith estimate of:

(i) the Closing Ducted Working Capital (such estimate, the “Estimated Closing Ducted Working Capital”), the Closing Ductless Working Capital (such estimate, the “Estimated Closing Ductless Working Capital”), the resulting Closing Working Capital (such estimate, the “Estimated Closing Working Capital”) and the resulting Adjustment Amount (such estimate, the “Estimated Adjustment Amount”);

(ii) the Closing Ducted Operating Cash Amounts (such estimate, the “Estimated Closing Ducted Operating Cash Amounts”), the Closing Ductless Operating Cash Amounts (such estimate, the “Estimated Closing Ductless Operating Cash Amounts”) and the resulting Closing Operating Cash Amounts (such estimate, the “Estimated Closing Operating Cash Amounts”);

(iii) the Closing Ducted Funded Debt (such estimate, the “Estimated Closing Ducted Funded Debt”), the Closing Ductless Funded Debt (such estimate, the “Estimated Closing Ductless Funded Debt”) and the resulting Closing Funded Debt (such estimate, the “Estimated Closing Funded Debt”); and

(iv) the Closing Ducted Transaction Expenses (such estimate, the “Estimated Closing Ducted Transaction Expenses”), the Closing Ductless Transaction Expenses (such estimate, the “Estimated Closing Ductless Transaction Expenses”) and the resulting Closing Transaction Expenses (such estimate, the “Estimated Closing Transaction Expenses”).

The Closing Statement shall set forth the format of the calculations of such amounts in a manner consistent with the Sample Closing Statement and be prepared consistent with the definitions in this Agreement and in accordance with the Transaction Accounting Principles, including the use of the same line items and accounts used in the preparation of the Sample Closing Statement. The Estimated Adjustment Amount, the Estimated Closing Operating Cash Amount, the Estimated Closing Funded Debt and the Estimated Closing Transaction Expenses, each as set forth in the Closing Statement, shall be used to calculate the Closing Purchase Price to be paid by Purchaser to Seller at Closing. Purchaser agrees that, following the Closing through the date that the Post-Closing Statement becomes final and binding in accordance with this Section 2.9, it will not take any actions with respect to any accounting books, records, policies or procedures on which the Sample Closing Statement or the Closing Statement is based, or on which the Post-Closing Statement is to be based, that are inconsistent in any material respect with the ordinary course of business of the Purchased Controlled Companies (or of Seller or any of its Affiliates with respect to the Business) prior to the Closing or that would materially impede or delay the final determination of the Post-Closing Statement.

(c) Purchaser shall be entitled to review and comment on the Closing Statement, and Seller shall consider any such comments in good faith and Seller shall update and redeliver, if applicable, the Closing Statement reflecting any such comments to the extent agreed-upon by Seller, acting in good faith, no later than three (3) Business Days prior to the Closing Date; provided that the foregoing shall not delay the Closing.

(d) Subject to Section 2.9(d) of the Seller Disclosure Schedules, as promptly as reasonably practicable and in any event within one hundred twenty (120) days after the Closing Date (the “Post-Closing Statement Delivery Deadline”), Purchaser shall prepare or cause to be prepared, and will provide to Seller, a written statement (the “Post-Closing Statement”), setting forth (i) the Closing Ducted Working Capital, the Closing Ductless Working Capital, the resulting Closing Working Capital and the resulting Adjustment Amount, (ii) the Closing Ducted Operating Cash Amounts, the Closing Ductless Operating Cash Amounts and the resulting Closing Operating Cash Amounts, (iii) the Closing Ducted Funded Debt, the Closing Ductless Funded Debt and the resulting Closing Funded Debt and (iv) the Closing Ducted Transaction Expenses, the Closing Ductless Transaction Expenses and the resulting Closing Transaction Expenses. The Post-Closing Statement shall set forth in reasonable detail Purchaser’s good faith calculations of such amounts in a format and manner consistent in all material respects with the Sample Closing Statement and shall be prepared in accordance with the definitions in this Agreement and the Transaction Accounting Principles, including the use of the same line items and accounts used in the preparation of the Sample Closing Statement. Following delivery of the Post-Closing Statement, Purchaser shall not amend or revise the Post-Closing Statement without the prior written consent of Seller. If Purchaser fails to timely deliver the Post-Closing Statement in accordance with this Section 2.9(d) within such one hundred twenty (120)-day period, then, notwithstanding anything to the contrary in this Agreement, at Seller’s option, (A) the Closing Statement prepared by Seller pursuant to Section 2.9(f) shall be deemed to be the Post-Closing Statement or (B) Seller may prepare its own Post-Closing Statement in accordance with this Section 2.9(d) to be delivered by Seller to Purchaser within sixty (60) days of Purchaser’s failure to deliver the Post-Closing Statement pursuant to this Section 2.9(d), and, in each case of clauses (A) and (B), the remaining provisions of Section 2.9(e) shall apply mutatis mutandis in respect of such Post-Closing Statement, with Purchaser having the right to dispute such Post-Closing Statement.

(e) Within ninety (90) days following receipt by Seller of the Post-Closing Statement, Seller may deliver written notice to Purchaser of any dispute Seller has with respect to the calculation, preparation or content of the Post-Closing Statement (the “Dispute Notice”); provided, that, in the event that Purchaser does not make its information, records, data, working papers, facilities and personnel reasonably available to Seller within five (5) Business Days of a request therefor (or such shorter period as may remain in the ninety (90)-day period allotted for submission of a Dispute Notice) in accordance with Section 2.9(f), such ninety (90)-day period will be extended by one (1) day for each day required for Purchaser and its Affiliates to reasonably respond to such request. Upon receipt by Purchaser of a Dispute Notice, Purchaser and Seller shall negotiate in good faith to resolve any dispute set forth therein, and any resolution by Purchaser and Seller agreed to in writing as to any disputed amounts shall be final, binding and conclusive for the purposes of determining the Final Purchase Price. All such discussions and communications related thereto shall (unless otherwise agreed to by Purchaser and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule. If Purchaser and Seller fail to resolve any such dispute within thirty (30) days after delivery of the Dispute Notice (the “Dispute Resolution Period”), then, within ten (10) Business Days following the expiration of the Dispute Resolution Period, Purchaser and Seller shall engage a “Big Four” accounting firm or such other internationally recognized accounting firm as is selected jointly by Seller and Purchaser (the “Independent Accounting Firm”) to resolve any such dispute; provided, that, if Seller and Purchaser are unable to agree on the Independent Accounting Firm or if such internationally recognized accounting firm is unwilling or unable to serve (due to a conflict or otherwise), then each of Seller and Purchaser shall select an independent internationally recognized major accounting firm, and the two (2) firms will mutually select an internationally recognized major accounting firm or such other recognized firm of independent financial experts to serve as the Independent Accounting Firm. As promptly as practicable, and in any event not more than thirty (30) days following the engagement of the Independent Accounting Firm, Purchaser and Seller shall each prepare and submit a written presentation detailing each party’s complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm (it being understood that the content of each such presentation shall be limited to whether the (i) Closing Ducted Working Capital, the Closing Ductless Working Capital and the resulting Closing Working Capital and Adjustment Amount, (ii) the Closing Ducted Operating Cash Amounts, the Closing Ductless Operating Cash Amounts and the resulting Closing Operating Cash Amounts, (iii) the Closing Ducted Funded Debt, the Closing Ductless Funded Debt and the resulting Closing Funded Debt and (iv) the Closing Ducted Transaction Expenses, the Closing Ductless Transaction Expenses and the resulting Closing Transaction Expenses were properly calculated in accordance with the definitions of this Agreement and the Transaction Accounting Principles, the proposed resolution of each disputed issue by such party and reasonable supporting detail for the foregoing).

Purchaser and Seller shall instruct the Independent Accounting Firm to, as soon as practicable, acting as an expert and not as an arbitrator, make a final determination binding on the parties to this Agreement, of the appropriate amount of each of the line items that remain in dispute as indicated in the Dispute Notice. None of Seller, Purchaser, nor any of their respective Affiliates, shall have any ex parte communications or meetings with the Independent Accounting Firm regarding the subject matter hereof without the other party’s prior written consent. With respect to each disputed line item, such determination, if not in accordance with the position presented by either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Purchaser, as applicable, in their respective presentations to the Independent Accounting Firm described above. Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to whether any disputed determinations of any of (A) the Closing Ducted Working Capital, the Closing Ductless Working Capital and the resulting Closing Working Capital and Adjustment Amount, (B) the Closing Ducted Operating Cash Amounts, the Closing Ductless Operating Cash Amounts and the resulting Closing Operating Cash Amounts, (C) the Closing Ducted Funded Debt, the Closing Ductless Funded Debt and the resulting Closing Funded Debt and (D) the Closing Ducted Transaction Expenses, the Closing Ductless Transaction Expenses and the resulting Closing Transaction Expenses were properly calculated in accordance with the definitions of this Agreement and the Transaction Accounting Principles. The fees and expenses of the Independent Accounting Firm shall be allocated to be paid by Purchaser, on the one hand, and Seller, on the other, based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Independent Accounting Firm. For example, if Seller claims in a Dispute Notice that the Adjustment Amount is $1,000 greater than the amount determined by Purchaser in the Post-Closing Statement, and if the Independent Accounting Firm ultimately resolves the dispute by awarding Seller $600 of the $1,000 contested, then the costs and expenses of the Independent Accounting Firm will be allocated 60% (i.e., 600 ÷ 1,000) to Purchaser and 40% (i.e., 400 ÷ 1,000) to Seller. All determinations made by the Independent Accounting Firm, and the Post-Closing Statement, as modified by the Independent Accounting Firm, will be final, conclusive and binding on the parties hereto and shall be reflected in any necessary revisions to the Post-Closing Statement. The parties hereto agree that any adjustment as determined pursuant to this Section 2.9(e) shall be treated as an adjustment to the Final Purchase Price, except as otherwise required by Law.

(f) For purposes of complying with the terms set forth in this Section 2.9, each of Seller and Purchaser shall reasonably cooperate with and promptly make available to each other, the other party’s Affiliates and the parties’ and their Affiliates’ respective Representatives, all information, records, data and working papers (subject to customary confidentiality agreements and access letters, as applicable, in their possession or control), in each case to the extent related to the Purchased Assets, Assumed Liabilities, Business or Purchased Companies (as applicable), and shall permit access to its facilities and personnel, upon reasonable prior written notice and during normal business hours, as may be reasonably required in connection with the preparation and analysis of the Closing Statement and Post-Closing Statement and the resolution of any disputes thereunder.

(g) The “Final Purchase Price” shall mean the Base Purchase Price, plus (i) the Closing Operating Cash Amounts (which may be a positive or negative number), plus (ii) the Adjustment Amount (which may be a positive or negative number), minus (iii) the Closing Funded Debt (which may be a positive or negative number), plus (iv) the Prorated Shimizu Purchase Price, minus (v) the Closing Transaction Expenses (which may only be a positive number), in each case of clauses (i), (ii), (iii), (iv) and (v), as finally determined pursuant to Section 2.9(d) and Section 2.9(e).

(h) If the Closing Purchase Price shall exceed the Final Purchase Price, then Seller shall pay, or cause to be paid, an amount in cash equal to such excess to Purchaser by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser to Seller. If the Final Purchase Price shall exceed the Closing Purchase Price, then Purchaser shall pay, or cause to be paid, an amount in cash equal to such excess to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser. Any such payment shall be made within ten (10) Business Days of the date on which the Adjustment Amount, Closing Operating Cash Amounts, Closing Funded Debt and Closing Transaction Expenses are finally determined pursuant to this Section 2.9, and any amounts owing pursuant to this Section 2.9(h) shall be paid in full, without any set-off or deduction or withholding for any amounts (including in respect of Taxes).

Section 2.10. Purchase Price Allocation.

(a) The Final Purchase Price and any other items that are treated as consideration for Tax purposes shall be allocated among the RLC Ducted Business and the RLC Ductless Business, (the “Initial Allocation”) in a manner consistent with the allocation of the Hitachi Closing and Final Purchase Prices, as determined pursuant to Section 5.20. The Initial Allocation shall then be further allocated among such Purchased Assets pursuant to Section 2.10(b) hereof. Purchaser and Seller agree that the Allocation Schedule (as defined in Section 2.10(b)) shall be prepared in accordance with and consistent with the Initial Allocation; provided that Seller may revise the Initial Allocation with the consent of the Purchaser, which shall not be unreasonably conditioned, withheld or delayed.

(b) Seller and Purchaser agree to allocate and, as applicable, to cause their relevant Affiliates to allocate, the Final Purchase Price and any other items that are treated as consideration for Tax purposes among the Purchased Assets (including among the Purchased Entity Shares and the Purchased Venture Interests) and, to the extent applicable, the covenants and agreements set forth in any Transaction Document in accordance with Exhibit I attached hereto and consistent with Section 5.20(d) and Section 5.20(e) (such allocation, the “Allocation Schedule”). No later than ninety (90) days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.9, Seller shall deliver to Purchaser proposed allocations (including allocations with respect to the assets of any Purchased Companies that are deemed acquired for U.S. federal income Tax purposes) of the Final Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as consideration for Tax purposes to Seller as of the Closing Date, in each case determined in a manner consistent with the Initial Allocation and Section 1060 of the Code and the Treasury Regulations promulgated thereunder (“Seller’s Allocations”). If Purchaser disagrees with any of Seller’s Allocations, Purchaser may, within thirty (30) days after delivery of Seller’s Allocations, deliver a notice (the “Purchaser’s Allocation Notice”) to Seller to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed allocations. The parties shall use reasonable best efforts to resolve any differences between them within fifteen (15) days of Seller’s receipt of a Purchaser’s Allocation Notice. If Purchaser does not provide comments within thirty (30) days of receipt of Seller’s

Allocations, Purchaser shall be deemed to have consented to Seller’s Allocations in full. If Seller and Purchaser are unable to reach an agreement on the Allocation Schedule within forty-five (45) days after Seller’s delivery of Seller’s Allocations to Purchaser, Purchaser and Seller shall promptly thereafter cause the Independent Accounting Firm to resolve any remaining disputes. Any allocation of the Final Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as additional consideration for Tax purposes determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect and be consistent with the Allocation Schedule. The allocations, as prepared by Seller if no Purchaser’s Allocation Notice has been given, as adjusted pursuant to any agreement between Seller and Purchaser or as determined by the Independent Accounting Firm, shall be conclusive and binding on the parties hereto. Seller and Purchaser shall not (and shall cause their respective Affiliates not to) take any position inconsistent with the Allocation Schedule, as finally determined pursuant to this Section 2.10(b), on any Tax Return or in any Tax Proceeding, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a)(1) of the Code (or any analogous provision of U.S. state or local or non-U.S. law).

(c) The parties agree that the Advance Payment (as defined in the Trademark License Agreement) shall be paid (as a matter of administrative convenience) as a portion of the Closing Purchase Price but represents a portion of the License Fee (as defined in the Trademark License Agreement) payable pursuant to the terms of the Trademark License Agreement and constitutes a gross, non-discounted deposit for the License Fee.

Section 2.11. Non-Assignment; Consents.

(a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, assign, transfer or convey any Purchased Asset if an attempted sale, assignment, transfer or conveyance thereof would be prohibited by applicable Laws or would, without the approval, authorization or consent of, filing with, notification to, or granting or issuance of any license, order, waiver or permit by, any third party (collectively, “Approvals”), (i) constitute a breach or other contravention thereof, (ii) be ineffective, void or voidable, or (iii) adversely affect the rights thereunder of the Seller Entities, Purchaser, or any of their respective officers, directors, agents or Affiliates, unless and until such Approval is obtained.

(b) Seller and Purchaser shall use reasonable best efforts to obtain, or cause to be obtained, on or prior to the Closing, any Approval (other than Regulatory Approvals, which shall be governed by Section 5.1) required to sell, assign or transfer any Purchased Asset and to obtain the unconditional release of Seller and its Affiliates so that Purchaser and its Affiliates shall be solely responsible for the Assumed Liabilities. If such Approval is not obtained prior to Closing, until the earlier of such time as such Approval or Approvals are obtained or one (1) year following the Closing Date (or, in the case of a Contract, the expiration or termination of such Contract), then, subject to Section 5.12, (i) each of Seller and Purchaser will cooperate with the other in establishing any lawful arrangement reasonably acceptable to Purchaser and Seller intended to both (x) provide Purchaser, to the fullest extent practicable, all of the claims, rights and benefits of any such Purchased Assets and (y) cause Purchaser to bear all costs and Liabilities thereunder from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement), and (ii) at the request and sole cost and expense of Purchaser, Seller shall, and shall cause the other applicable Asset Selling Entities to, use their reasonable best efforts to enforce for Purchaser’s account any rights of the Asset Selling Entities arising from any such Purchased Asset, and Purchaser shall cooperate in any reasonable and lawful arrangement designed to provide such benefits to Purchaser (or its designee); provided that Seller shall not be required to bring any litigation (or similar Action) against any Person for the benefit of Purchaser. In furtherance of the foregoing, Purchaser will promptly pay, perform or discharge (or cause to be promptly paid, performed or discharged) in full when due any Liability (including any liability for Taxes) arising thereunder after the Closing Date. Following the Closing and until the earlier of the date that the applicable Approval is obtained or occurs and one (1) year following the Closing Date (or, in the case of a Contract, the expiration or termination of such Contract), each of the parties shall, and shall cause their respective Affiliates to use their respective reasonable best efforts to, obtain or effect, as the case may be, such Approval. Following the Closing, if and when any such Approval shall be obtained, all of the Asset Selling Entities’ rights, title and interest with respect to such Purchased Asset shall be deemed to have been automatically assigned and transferred to Purchaser (or its designee) on the terms set forth in this Agreement, as of the Closing, for no additional consideration.

(c) Any Contract to be assigned, transferred and conveyed in accordance with Section 2.4(b) that does not exclusively relate to the RLC Ducted Business (each, a “Shared Contract”) shall be assigned, transferred and conveyed, only with respect to (and preserving the meaning of) those parts that relate to the RLC Ducted Business, to either a Purchased Entity or Purchaser, if so assignable, transferrable or conveyable, or appropriately amended prior to, on or after the Closing, so that Purchaser shall be entitled to the rights and benefit of those parts of the Shared Contract that relate to the RLC Ducted Business and shall assume the related portion of any Liabilities contemplated by this Agreement; provided, that (i) in no event shall any Person be required to assign (or amend), either in its entirety or in part, any Shared Contract that is not assignable (or cannot be amended) by its terms without obtaining one or more Approvals and (ii) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended, without such Approval or Approvals, then, until the earlier of such time as such Approval or Approvals are obtained and one (1) year following the Closing Date (or, in the case of a Contract, the expiration or termination of such Contract), (A) Seller will cooperate with Purchaser to establish an agency type or other similar lawful arrangement reasonably satisfactory to Seller and Purchaser intended to both (x) provide Purchaser, to the fullest extent practicable under such Shared Contract, the claims, rights and benefits of those parts that relate to the RLC Ducted Business and (y) cause Purchaser to bear all costs and Liabilities under such Shared Contract (but only to the extent that such Liabilities arise out of or relate to the Business) from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement), and (B) at the request and sole cost and expense of Purchaser, Seller shall, and shall cause the other applicable Asset Selling Entities to, use their reasonable best efforts to enforce for Purchaser’s account, any rights of the Asset Selling Entities arising from any such Purchased Asset, and Purchaser shall cooperate in any reasonable and lawful arrangement designed to provide such benefits to Purchaser (or its designee); provided, that Seller shall not be required to bring any litigation (or similar Action) against any Person for the benefit of Purchaser. In furtherance of the foregoing, Purchaser will promptly pay, perform or discharge in full when due any Liability (including any liability for Taxes) arising under such Shared Contract (but only to the extent that such Liabilities arise out of or relate to the Business) after the Closing Date.

(d) Notwithstanding anything in this Agreement to the contrary, none of Purchaser, Seller nor any of their respective Affiliates shall be required to compensate any third party (including in connection with any termination, breakage, volume reduction or similar fee), commence or participate in any Action or offer or grant any accommodation (financial or otherwise, including any accommodation or arrangement to remain secondarily liable or contingently liable for any Assumed Liability) to any third party (x) to obtain any Approval or (y) in connection with their obligations under this Section 2.11; provided, however, that the foregoing shall not limit or modify Purchaser’s obligations to promptly pay, perform or discharge in full when due (including any Liability for Taxes) arising under any Purchased Asset or the portion of any Shared Contract that relates to the RLC Ducted Business after the Closing Date. For the avoidance of doubt, no representation, warranty or covenant of Seller contained in the Transaction Documents shall be breached or deemed breached, and no condition shall be deemed not satisfied, based on (i) the failure to obtain any Approvals or (ii) any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any Approvals.

(e) For so long as the Asset Selling Entities hold any Purchased Assets or are parties to any Shared Contracts, (i) Purchaser shall indemnify and hold such Asset Selling Entities and their respective Affiliates harmless from and against all Liabilities incurred or asserted as a result of such Asset Selling Entity’s post-Closing direct or indirect ownership, management or operation of any such Purchased Assets or Shared Contracts at the request or direction of, or with the prior written consent of, Purchaser or any of its Affiliates (only to the extent that such Liabilities arise out of or relate to the Business), and (ii) Seller shall indemnify Purchaser and its Affiliates harmless from and against all Liabilities incurred or asserted as a result of any Asset Selling Entity’s performance or obligations under any Shared Contract at the request or direction of, or with the prior written consent of, Seller or any of its Affiliates (to the extent not arising out of or relating to the Business). Notwithstanding anything contained herein to the contrary, any transfer or assignment to Purchaser of any Purchased Asset or any part of a Shared Contract that shall require an Approval as described above in this Section 2.11 shall be made subject to such Approval being obtained.

Section 2.12. Foreign Acquisition Agreements. The transfer of each Purchased Asset or Assumed Liability in a jurisdiction in which local Laws require observance of specified formalities or procedures to legally effect a transfer of such Purchased Asset or Assumed Liability will be effected pursuant to short-form acquisition agreements (the “Foreign Acquisition Agreements”) on a country-by-country basis. Each Foreign Acquisition Agreement for the transfer of Purchased Assets (other than the Purchased Entity Shares and the Purchased Venture Interests) or Assumed Liabilities shall be in substantially the same form as the form of Foreign Acquisition Agreement attached as Exhibit I hereto, and each Foreign Acquisition Agreement for the transfer of Purchased Entity Shares or Purchased Venture Interests shall be in substantially the same form as the form of Foreign Acquisition Agreement attached as Exhibit J hereto, except as Seller and Purchaser may otherwise mutually agree, including for: (a) the deletion of provisions which are inapplicable to such Purchased Asset or Assumed Liability; (b) such changes as may be necessary to satisfy the requirements of applicable local Law; and (c) such changes as may be reasonably agreed upon by Seller and Purchaser regarding employees and employee benefit matters in order to adapt such agreement to the particular circumstances of the relevant Purchased Company or jurisdiction; provided, in each case, that the Foreign Acquisition Agreements shall serve purely to effect the legal transfer of the applicable Purchased Asset or Assumed Liability and shall not have impact on the rights and obligations of the parties under this Agreement or the timing of the Closing, including with respect to the allocation of assets and Liabilities, all of which shall be determined by this Agreement, which shall control in the event of a conflict between the terms of this Agreement and any Foreign Acquisition Agreement.

Section 2.13. Affiliates. Notwithstanding anything to the contrary contained in this Agreement, upon reasonable advance written notice to Seller (which shall include the name and jurisdiction of formation of such Affiliate) (but in any event no later than ten (10) Business Days prior to the Closing), Purchaser may elect to have any or all of the Purchased Entity Shares, Purchased Venture Interests or the Purchased Assets acquired by, or any or all of the Assumed Liabilities assumed by, one or more of its Affiliates; provided that no such acquisition or assumption by an Affiliate of Purchaser shall limit Purchaser’s obligations hereunder and Purchaser shall remain fully liable for the fulfillment of all such obligations.

Section 2.14. Tax Withholding.

(a) Each Party and its Affiliates, or anyone acting on their behalf, shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to any Transaction Document, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. In the event that either Party or its Affiliates, or anyone acting on their behalf is required to make any deduction or withholding pursuant to this Section 2.14, such Party, its Affiliates, or the Person acting on their behalf (as applicable) shall (a) notify such Person of any anticipated withholding at least ten (10) Business Days (or, in the case of a change in applicable Law within ten (10) Business Days of the Closing that would require withholding from such amounts, as soon as reasonably practicable) prior to the Closing, (b) use reasonable best efforts to consult with such Person to determine whether such deduction or withholding is required under applicable Tax Law and (c) use reasonable best efforts to cooperate with such Person to reduce or eliminate any amounts that would otherwise be deductible or withheld, to the extent permitted by applicable Law. Amounts withheld and paid over to the relevant Governmental Entity under this Section 2.14 shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of whom such deduction and withholding was made.

(b) With respect to any Indirect Seller Taxes, Purchaser shall not deduct or withhold any amounts without the consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed; provided, that:

(i) The Parties acknowledge that the Transaction may create or cause a Tax obligation in the People’s Republic of China. As a result, Seller undertakes to inform the applicable Chinese Taxing Authorities of and file, on its own behalf and on behalf of Purchaser, a disclosure according to Announcement No. 7 of the China State Administration for Taxation, with respect to the indirect transfer of Chinese entities under this Agreement within thirty (30) days after the Closing Date (and Purchaser agrees not to file any such disclosure or otherwise communicate with the applicable Chinese Taxing Authorities in respect of the transfer of Chinese entities under this Agreement without the express written consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed). Purchaser shall reasonably cooperate with Seller, including providing to Seller upon its request all information or documentation necessary for such disclosure, and Seller shall be in control of any related Tax Proceeding and shall inform Purchaser in writing (including, for the avoidance of doubt, by email) about (x) any information relating to Purchaser and any of Purchaser’s Affiliates disclosed to the applicable Chinese Taxing Authorities and (y) filing any acceptance notice from the applicable Chinese Taxing Authorities;

(ii) The Parties acknowledge, but do not expect, that the Transaction may create or cause a Tax obligation in India. Should the Transaction trigger any indirect transfer consequences resulting in a capital gains tax for Seller as per the provisions of the Indian Income-Tax Act, 1961 read with the applicable double tax avoidance agreement, the Parties agree that associated withholding taxes, if any, are for the account of Seller and Seller shall undertake to fulfill necessary compliances, including filing of Form 3CT and filing of Tax Returns in India as per timelines prescribed under the Indian Income-Tax Act, 1961. Seller also agrees to cooperate with Purchaser to enable filing of required remittance forms (such as Form 15CA / 15CB) as well as requisite forms to be filed by the Indian entities that are being indirectly transferred to Purchaser pursuant to this Agreement; and

(iii) The Parties agree that it shall not be unreasonable for Seller to withhold consent provided that it complies with the foregoing clauses (i) and (ii).

Section 2.15. Post-Closing Payments.

(a) Prior to the Closing, Seller shall, and shall cause its Affiliates (including the Purchased Controlled Companies) to, use reasonable best efforts to cause the Cash Amounts of each Ducted Cash Group and Ductless Cash Group, through distribution of retained earnings or return of capital by the constituent members of such Ducted Cash Group or Ductless Cash Group (as applicable), to be equal to or lower than the applicable Operating Cash Amount Cap and be equal to or higher than the Lower End Operating Cash Amount Target for such Ducted Cash Group or Ductless Cash Group, as applicable; provided that, (i) any such distributions or return of capital shall (A) be made in compliance with local Law, legal requirements and thin capitalization rules applicable in relation to these measures, and (B) only be made through a return of capital or by using retained earnings generated prior to the Closing Date by the applicable constituent member of such Ducted Cash Group or Ductless Cash Group (as applicable) and (ii) in no event shall a failure to cause the Cash Amounts of each of the Ducted Cash Groups or Ductless Cash Groups to be below the applicable Operating Cash Amount Cap or above the Lower End Operating Cash Amount Target for the Ducted Cash Group or Ductless Cash Group, as applicable, be (x) considered for the purpose of determining whether any condition set forth in Section 7.1, Section 7.2 or Section 7.3 has been satisfied; (y) considered a breach of this Agreement; or (z) capable of being specifically enforced pursuant to Section 10.6.

(b) If, on the Closing Date, the aggregate Cash Amounts of any Ducted Cash Group or Ductless Cash Group are in excess of the Operating Cash Amount Cap for such Ducted Cash Group or Ductless Cash Group (in the case of a Ductless Cash Group, multiplied by the percentage of the outstanding equity interest in each of the Purchased Consolidated Ventures constituting such Ductless Cash Group held, directly or indirectly, by JCH as set forth on Section 2.4(a)(ii) of the Seller Disclosure Schedules) (such excess amount, the “Excess Cash Amount”), Seller shall provide Purchaser with a statement setting forth in reasonable detail, the reason for the inability to so reduce the Cash Amounts of the Purchased Entities or Purchased Consolidated Ventures, as applicable (each, an “Excess Cash Circumstance”).

(c) If, prior to the third (3rd) anniversary of the finalization and delivery of the Required Financial Statements of each constituent member affected by the Excess Cash Circumstance, of each Ducted Cash Group and Ductless Cash Group with an Excess Cash Amount (the “Distribution Fall-away Date”), the Excess Cash Circumstances cease to exist in relation to the Excess Cash Amount or a portion thereof, subject to the satisfaction of the Post-Closing Cash Transfer Conditions (as defined below), Purchaser shall:

(i) notify Seller promptly after becoming aware thereof;

(ii) use reasonable best efforts to cause each of its Affiliates that holds the Post-Closing Transfer Amount to distribute (including by way of completion of a return of capital initiated prior to the Closing) such amount to its equityholders without undue delay;

(iii) if applicable, use reasonable best efforts to cause the Affiliates through which Purchaser indirectly holds its interest in the Affiliate that holds the Post-Closing Transfer Amount to distribute (including by way of completion of a return of capital initiated prior to the Closing) such amounts up the ownership chain to Purchaser without undue delay; and

(iv) within five (5) Business Days after Purchaser receives such Post-Closing Transfer Amount through the distributions referred to in Section 2.15(c)(ii) and Section 2.15(c)(iii), pay to Seller, as a payment of an additional Closing Purchase Price, by wire transfer of immediately available funds to an account or accounts designated in writing by Seller, an amount equal to (x) the Post-Closing Transfer Amount, minus (y) cumulative applicable Taxes (including withholding Taxes) that are actually payable on such distributions actually made (in the case of a Post-Closing Transfer Amount held by any Affiliate belonging to any Ductless Cash Group, multiplied by the percentage of the outstanding equity interest in JCH held directly or indirectly by Seller as of immediately prior to the Closing as set forth on Section 2.4(a)(ii) of the Seller Disclosure Schedules);

provided that any of the Purchaser’s obligations under this Section 2.15(c) with respect to any Ducted Cash Group or Ductless Cash Group with an Excess Cash Amount shall immediately terminate on the earlier of (x) the date when the sum of the Post-Closing Transfer Amounts from such Ducted Cash Group or Ductless Cash Group that are passed through to Seller (before deduction of Taxes as set forth in Section 2.15(c)(iv)) equals the Excess Cash Amount of such Ducted Cash Group or Ductless Cash Group, and (y) the Distribution Fall-away Date of such Ducted Cash Group or Ductless Cash Group.

(d) For purposes of Section 2.15(c):

(i) “Post-Closing Cash Transfer Conditions” shall mean:

(A)	any distribution shall be in compliance with local Law, legal requirements and thin capitalization rules applicable in relation to such distribution;

(B)

the initial distribution of Post-Closing Transfer Amount pursuant to clause (c)(ii) above or Specified Unpaid HAPQ Distribution pursuant to clause (e) below (as applicable) shall only be made by using retained earnings generated prior to the Closing Date of, or return of capital initiated prior to the Closing by, the Person that first distributed the Post-Closing Transfer Amount or Specified Unpaid HAPQ Distribution (as applicable); provided, however, that, for the avoidance of doubt, any such distributions shall retain their status as being made using retained earnings generated prior to the Closing Date or return of capital initiated prior to the Closing up the ownership chain up to Purchaser; provided, further, that in the case of a Specified Unpaid HAPQ Distribution that is paid through Johnson Controls-Hitachi Air Conditioning Taiwan Co., Ltd. (“JCH-TW”), JCH-TW shall be treated as the Person that first distributed the Specified Unpaid HAPQ Distribution for the purposes of this clause (B);

provided that, in relation to the requirement set forth in Section 2.15(d)(i)(B), with respect to any Purchased Controlled Company in respect of which Excess Cash Circumstance exists or HAPQ in respect of any Specified Unpaid HAPQ Distribution (as applicable), the Post-Closing Cash Transfer Conditions shall only be fulfilled if the retained earnings are shown in (x) audited (or, to the extent audited financial statements are not required under applicable Law, unaudited) financial statements, prepared pursuant to the generally accepted accounting principles applicable for the determination of distributable earnings, of the relevant Person that make distributions pursuant to Section 2.15(c)(ii) and Section 2.15(c)(iii) or Section 2.15(e) (as applicable) for any fiscal year that ends prior to the Closing Date, or, (y) in case of distributions made by using retained earnings generated in the fiscal year in which the Closing occurs, pro forma financial statements prepared, at the request and cost of the Seller, by an independent accounting firm mutually agreed and jointly commissioned by the parties, pursuant to the generally accepted accounting principles applicable for the determination of distributable earnings, of the relevant Person that make distributions pursuant to Section 2.15(c)(ii) and Section 2.15(c)(iii) or Section 2.15(e) (as applicable) for the period between the beginning of such fiscal year and the Closing Date (such financial statements, collectively, the “Required Financial Statements”).

(ii) “Post-Closing Transfer Amount” means, with respect to any Ducted Cash Group or Ductless Cash Group with an Excess Cash Amount, the Excess Cash Amount of such Ducted Cash Group or Ductless Cash Group or any portion thereof.

(e) On and from the Closing, Purchaser shall, subject to the Post-Closing Cash Transfer Conditions, take any and all actions (including by way of assignment to Purchaser, by any Affiliate through which Purchaser indirectly holds its interest in the Affiliate of Purchaser that is entitled to receive any Specified Unpaid HAPQ Distributions)) to:

(i) promptly notify Seller after receiving any Specified Unpaid HAPQ Distributions (or any portion thereof);

(ii) cause each of its Affiliates that holds any Specified Unpaid HAPQ Distributions (or any portion thereof) to distribute (including by way completion of a return of capital initiated prior to the Closing) such amount to its equityholders without undue delay;

(iii) if applicable, cause the Affiliates through which Purchaser indirectly holds its interest in the Affiliate that holds any Specified Unpaid HAPQ Distributions (or any portion thereof) to distribute (including by way of completion of a return of capital initiated prior to the Closing) such amounts up the ownership chain to Purchaser without undue delay; and

(iv) within five (5) Business Days after Purchaser receives such Specified Unpaid HAPQ Distributions (or any portion thereof) through the distributions referred to in Section 2.15(e)(ii) and Section 2.15(e)(iii), pay to Seller, as a payment of an additional Closing Purchase Price, by wire transfer of immediately available funds to an account or accounts designated in writing by Seller, an amount equal to (x) such Specified Unpaid HAPQ Distributions received by Purchaser or any of its Affiliates (in the case of Specified Unpaid HAPQ Distributions held by any Affiliate belonging to any Ductless Cash Group, multiplied by the percentage of the outstanding equity interest in JCH held directly or indirectly by Seller as of immediately prior to the Closing as set forth on Section 2.4(a)(ii) of the Seller Disclosure Schedules) (the “Seller Receivable HAPQ Distribution”) minus (y) cumulative applicable Taxes (including withholding Taxes) that are actually payable on (1) such Seller Receivable HAPQ Distributions, (2) the distribution of such Seller Receivable HAPQ Distributions up the ownership chain to Purchaser and (3) (if applicable) the assignment of any such Specified Unpaid HAPQ Distributions to Purchaser, in each case of clause (1), (2) and (3), to the extent such distributions are actually made (unless otherwise included in the calculation of Ductless Funded Debt); provided, that this Section 2.15(e) shall apply only if such distributions are received by the Purchaser prior to the fourth (4th) anniversary of the Closing Date.

(f) For the avoidance of doubt, the Parties shall use commercially reasonable efforts to reduce or eliminate any applicable Taxes with respect to any distributions made pursuant to this Section 2.15.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in, or qualified by any matter set forth in, the Seller Disclosure Schedules (it being agreed that the disclosure of any matter in any section in the Seller Disclosure Schedules shall be deemed to have been disclosed in any other section in the Seller Disclosure Schedules to which the applicability of such disclosure is reasonably apparent on its face), Seller hereby represents and warrants to Purchaser as follows (it being understood that, notwithstanding anything to the contrary in this Agreement, each representation and warranty in this Article III shall be deemed to have been made for all purposes hereunder assuming that the Pre-Closing Reorganization has been completed substantially in accordance with Section 5.13, except that the representations and warranties in Section 3.3 and Section 3.4 shall be deemed to have been made without giving effect to completion of the Pre-Closing Reorganization; provided that, for any representation and warranty in this Article III, other than those representations and warranties set forth in Section 3.2, Section 3.3 and Section 3.4, to the extent such representations and warranties are made with respect to any Purchased Non-Consolidated Venture (or any Company Representative of any Purchased Non-Consolidated Venture), either expressly or as included in any other definition, such representations and warranties are made solely to the Knowledge of Seller):

Section 3.1. Organization, Standing and Power.

(a) Seller, each of the other Asset Selling Entities, each Purchased Controlled Company and each Affiliate of the Seller that will, at the Closing, be a party to any Transaction Document, is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Seller, each of the other Asset Selling Entities, each Purchased Controlled Company and each Affiliate of the Seller that will, at the Closing, be a party to any Transaction Document is qualified or otherwise authorized to do business under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law and has all necessary organizational power and authority to carry on the Business as presently conducted, except as would not reasonably be expected to (i) be material to the Business taken as a whole, or (ii) prevent, materially delay or materially impair the consummation of the Transaction and the other transactions contemplated hereby.

(b) Each Purchased Non-Consolidated Venture is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each Purchased Non-Consolidated Venture is qualified or otherwise authorized to do business under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law and has all necessary organizational power and authority to carry on the Business as presently conducted, except as would not reasonably be expected to (i) be material to the Business taken as a whole, or (ii) prevent, materially delay or materially impair the consummation of the Transaction and the other transactions contemplated hereby.

Section 3.2. Purchased Companies.

(a) Section 3.2(a) of the Seller Disclosure Schedules sets forth the holders of record of all of the outstanding equity interests of each Purchased Entity. The Asset Selling Entities or another Purchased Entity hold of record, and have good and valid title to, all of the Purchased Entity Shares, free and clear of all Liens (other than any Liens imposed by securities Laws). All of the Purchased Entity Shares have been duly authorized and validly issued and are fully paid and non-assessable, and such Purchased Entity Shares collectively constitute all of the issued and outstanding equity interests of the Purchased Entities. Except for the Purchased Entity Shares, there are no outstanding securities or other similar equity ownership interests of any class or type of or in any of the Purchased Entities. Except as set forth on Section 3.2(a) of the Seller Disclosure Schedules, there are no: (i) outstanding or authorized options, warrants, calls, purchase rights, subscription rights, exchange rights or other rights, convertible securities, agreements or commitments of any kind pursuant to which any of the Purchased Entities is or may become obligated to (A) issue, transfer, sell or otherwise dispose of or cause to be disposed of any of its equity interests, or any securities convertible into or exercisable or exchangeable for its equity interests, or (B) redeem, purchase or otherwise acquire any outstanding equity interests, of any of the Purchased Entities; (ii) “tag-along,” “drag-along”, option rights, rights of first refusal or similar rights with respect to any equity interests of any of the Purchased Entities; or (iii) authorized stock appreciation, phantom stock, profit participation, or similar rights providing economic benefits based, directly or indirectly, on the value or price of the equity interests of the Purchased Entities.

(b) None of the Asset Selling Entities nor any of their Affiliates is a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any Purchased Entity Shares other than as contemplated by this Agreement. Immediately following the Closing, Purchaser or its designee, as applicable, will be the record, legal and beneficial owner of the Purchased Entity Shares, and have valid title to the Purchased Entity Shares, free and clear of all Liens, other than Liens which are imposed by Purchaser or any of its Affiliates or arising under applicable securities Laws.

(c) Section 3.2(c) of the Seller Disclosure Schedules sets forth the holders of record of all of the outstanding equity interests of each Purchased Venture as of the date hereof (collectively, the “Venture Equity Interests”), in each case, to the Knowledge of Seller with respect to holders other than the Asset Selling Entities and Purchased Controlled Companies. The Asset Selling Entities or the Purchased Controlled Companies hold of record, and have good and valid title to, all of the Venture Equity Interests set forth on Section 3.2(c) of the Seller Disclosure Schedules as being owned by the Asset Selling Entities or the Purchased Controlled Companies free and clear of all Liens (other than any Liens imposed by securities Laws), and such Venture Equity Interests have been duly authorized and validly issued and are fully paid or credited as fully paid (if relevant) and non-assessable. Except for the Venture Equity Interests, there are no outstanding securities or other similar equity interests of any class or type of or in any of the Purchased Ventures as of the date hereof. To the Knowledge of Seller, except as set forth on Section 3.2(c) of the Seller Disclosure Schedules as of the date hereof, there are no: (i) outstanding or authorized options, warrants, calls, purchase rights, subscription rights, exchange rights or other rights, convertible securities, agreements or commitments of any kind pursuant to which any of the Purchased Ventures is or may become obligated to (A) issue, transfer, sell or otherwise dispose of any of its equity interests, or any securities convertible into or exercisable or exchangeable for its equity interests, or (B) redeem, purchase or otherwise acquire any outstanding equity interests of any of the Purchased Ventures; (ii) “tag-along,” “drag-along”, option rights, rights of first refusal or similar rights with respect to any equity interests of any of the Purchased Ventures; or (iii) authorized stock appreciation, phantom stock, profit participation, or similar rights providing economic benefits based, directly or indirectly, on the value or price of the equity interests of the Purchased Ventures, except, in each of clauses (i), (ii) and (iii), as set forth in any certificate of incorporation, bylaws and similar governing documents of any Purchased Venture or in any joint venture contract or shareholders agreement between Seller or a Seller Entity, on the one hand, and any other holder of record of the outstanding equity interests of such Purchased Venture, on the other hand (the “Purchased Venture Governing Documents”). None of the Asset Selling Entities or Purchased Controlled Companies is a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any Venture Equity Interests other than as contemplated by this Agreement or otherwise provided in any Purchased Venture Governing Documents.

(d) Immediately following the Closing, Purchaser or its designee, or a Purchased Controlled Company, as applicable, will be the record, legal and beneficial owner of the Venture Equity Interests set forth on Section 3.2(d) of the Seller Disclosure Schedules as being owned by the Asset Selling Entities or the Purchased Controlled Companies, and will have valid title to such Venture Equity Interests, free and clear of all Liens, other than Liens which are imposed by Purchaser or any of its Affiliates or arising under applicable securities Laws.

(e) As of the date of this Agreement, there are no outstanding capital contributions or capital commitments due to any Purchased Non-Consolidated Venture on the part of any Purchased Controlled Company or any Seller Entity that have not been fully paid.

(f) Seller has made available to Purchaser (i) complete and correct copies of the certificate of incorporation, bylaws and similar governing documents of each Purchased Company (other than each Purchased Non-Consolidated Venture), each as amended to the date of this Agreement, and each of the foregoing as so delivered is in full force and effect and (ii) correct and complete copies, in all material respects, of the certificate of incorporation, bylaws and similar governing documents of each Purchased Non-Consolidated Venture, each as amended to the date of this Agreement, and each of the foregoing as so delivered is in full force and effect.

Section 3.3. Authority; Execution and Delivery; Enforceability. Seller, each other Asset Selling Entity and each other Seller Entity that will, at the Closing, be a party to any Transaction Document has all necessary power and authority to execute this Agreement and the other Transaction Documents to which it is a party, and to consummate the Transaction and the other transactions contemplated hereby and thereby. The execution and delivery by Seller, each other Asset Selling Entity and each other Seller Entity that will, at the Closing, be a party to any Transaction Document of this Agreement and the other Transaction Documents to which it is a party, and the consummation by it of the Transaction and the other transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate or other action of Seller, each other Asset Selling Entity and each other Seller Entity that will, at the Closing, be a party to any Transaction Document. Seller has duly executed and delivered this Agreement, and Seller and each other Seller Entity that will, at the Closing, be a party to any Transaction Document will have, as of the Closing Date, duly executed and delivered each other Transaction Document to which it is a party. This Agreement constitutes, and the other Transaction Documents to which Seller and each other Seller Entity that will, at the Closing, be a party to any Transaction Document, when executed and delivered will constitute, assuming due authorization, execution and delivery by the other parties thereto, the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, subject to the effect of any Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law) (the “Enforceability Exceptions”).

Section 3.4. No Conflicts; Consents.

(a) The execution and delivery by Seller and each other Seller Entity that will, at the Closing, be a party to any Transaction Document of this Agreement and the other Transaction Documents does not, and the consummation of the Transaction and the other transactions contemplated hereby and thereby and compliance by Seller and each other Seller Entity that will, at the Closing, be a party to any Transaction Document with the terms hereof and thereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, require the consent of or notice to any Person under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien (other than Permitted Liens) upon any of the Purchased Assets or any other assets of the Purchased Controlled Companies under, as applicable, any provision of (i) the certificate of incorporation, bylaws and similar governing documents of Seller, any other Asset Selling Entity or any other Seller Entity that will, at the Closing, be a party to any Transaction Document or any Purchased Entity, (ii) any of the Purchased Venture Governing Documents of any Purchased Venture, (iii) assuming that all Approvals described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, any Judgment or Law applicable to the Business, or to which any Seller Entity or Purchased Controlled Company is subject, or (iv) any Material Contract, except, with respect to the foregoing clauses (ii) through (iv), for any such items that would not, individually or in the aggregate, reasonably be expected to (A) be material to the Business taken as a whole, or (B) prevent, materially delay or materially impair the consummation of the Transaction and the other transactions contemplated hereby.

(b) No Approval of any Governmental Entity is required to be obtained or made by or with respect to the Seller, the other Asset Selling Entities, any other Seller Entity that will, at the Closing, be a party to any Transaction Document or the Purchased Controlled Companies in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents, or the consummation of the Transaction and the other transactions contemplated hereby and thereby, other than (i) in respect of any applicable Law or other legal restraint designed to govern competition, trade regulation, foreign investment, or national security or defense matters or to prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) set forth on Section 3.4(b) of the Seller Disclosure Schedules, including the filing of a Notification and Report Form pursuant to the HSR Act, (ii) compliance with applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder and state securities Laws, antitakeover Laws and “blue sky” Laws, (iii) compliance with the applicable requirements of the New York Stock Exchange, (iv) any Business Permits, and (v) those that, if not obtained, made or given, would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole, or would not reasonably be expected to materially impair or materially delay the ability of Seller, each of the other Asset Selling Entities or any other Seller Entity that will, at the Closing, be a party to any Transaction Document to (x) perform its obligations under this Agreement and the other Transaction Documents or (y) consummate the Transaction and the other transactions contemplated hereby and thereby.

Section 3.5. Proceedings. Except as set forth on Section 3.5 of the Seller Disclosure Schedules, and except for any Actions or Judgments that have been fully adjudicated (including any appeals thereon), with no outstanding obligations of any party thereto, (a) there are, and since September 30, 2021 have been, no Actions or Judgments pending or threatened in writing, against the Business, the Seller Entities or any of the Purchased Controlled Companies (in each case, solely with respect to the Business) or any of their respective assets or properties or any of the Purchased Non-Consolidated Ventures, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Business taken as a whole, and (b) as of the date of this Agreement, there are no Actions or Judgments pending or threatened in writing that would not reasonably be expected to materially impair or materially delay the ability of Seller, the other Asset Selling Entities or any other Seller Entity that will, at the Closing, be a party to any Transaction Document to (i) perform its obligations under this Agreement and the other Transaction Documents or (ii) consummate the Transaction and the other transactions contemplated hereby and thereby.

Section 3.6. Financial Statements; Absence of Undisclosed Liabilities.

(a) Section 3.6(a) of the Seller Disclosure Schedules sets forth true and complete copies of (i) the unaudited balance sheet of the Business as of (A) September 30, 2023 and 2022, and (B) March 31, 2024 (the “Balance Sheet Date”), (ii) the unaudited statements of income of the Business for the fiscal years ended September 30, 2023 and 2022, and (iii) the unaudited statements of income of the Business for the six (6)-month period ended March 31, 2024 (clauses (i), (ii) and (iii), collectively, the “Business Financial Statements”).

(b) Except as set forth on Section 3.6(b) of the Seller Disclosure Schedules, the Business Financial Statements (A) have been prepared from the books and records of Seller with respect to the Business in a manner that permits Seller to prepare consolidated financial statements of Seller in accordance with GAAP in all material respects, and (B) fairly present in all material respects the financial condition and results of operations of the Business, in the aggregate, as of the respective dates thereof and for the respective periods covered therein. There has been no change in the accounting principles of the Seller with respect to the Business since the earliest date covered by the Business Financial Statements that is not expressly described therein.

(c) The Business does not have, and the Assumed Liabilities do not include, any Liabilities that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Business or that would be Assumed Liabilities, other than Liabilities that: (i) are reflected in the Business Financial Statements, (ii) were incurred since the Balance Sheet Date in the ordinary course of business, (iii) are incurred in connection with the transactions contemplated by this Agreement or other Transaction Documents or (iv) have not had, or would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(d) Seller maintains and complies, and at all times since September 30, 2021, has maintained and complied, with a system of internal accounting controls sufficient to provide reasonable assurances that transactions of the Business (i) are recorded as necessary to permit Seller to prepare consolidated financial statements of Seller in accordance with GAAP in all material respects and (ii) are executed and the Business is operated in all material respects in accordance with management’s general or specific authorizations. The financial books and records and the accounts of the Business used to prepare the Business Financial Statements (x) have been maintained in the ordinary course of business and (y) reflect actual bona fide transactions of the Business and except as disclosed in Section 3.6(b) of the Seller Disclosure Schedules and Section 3.6(c) of the Seller Disclosure Schedules, to the Knowledge of Seller, are accurate and complete in all material respects.

(e) At no time since September 30, 2021, has (i) any significant deficiency, material weakness or reportable condition in the design or operation of internal controls used by Seller in respect of the Business been identified in writing by Seller’s accountants or management, that would be reasonably expected to materially adversely affect the Business’s ability to record, process, summarize and report financial information for inclusion in the applicable Business Financial Statements, (ii) any material fraud or other material willful wrongdoing that involves management or other employees who have (or had) a significant role in the internal controls over financial reporting of the Business or the preparation of the Business Financial Statements or the internal counting controls used by Seller in respect of the Business occurred or (iii) any material claim or allegation regarding any of the foregoing been made in writing. Neither Seller nor its Affiliates has received any complaints or concerns relating to other matters made since September 30, 2021, through any whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of applicable Law in respect of the Business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole.

Section 3.7. Absence of Changes or Events.

(a) Except in connection with or in preparation for the Transaction and the other transactions contemplated by this Agreement, (i) since the Balance Sheet Date through the date of this Agreement, the Business has been conducted in all material respects in the ordinary course of business and (ii) since March 31, 2024, there has not been any action taken by Seller, any other Seller Entity or any Purchased Company that, if taken during the period from the date of this Agreement through the Closing Date without Purchaser’s consent, would constitute a breach of clauses (vi), (vii), (xvi) and (xvii) of Section 5.2(b).

(b) Since September 30, 2023, through the date of this Agreement, there has not been nor has there occurred any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.8. Title; Sufficiency of Assets.

(a) Except as otherwise set forth on Section 3.8(a) of the Seller Disclosure Schedules. (i) Seller, another Asset Selling Entity or a Purchased Controlled Company has good and valid title to, a valid leasehold interest in and the right to transfer (or cause to be transferred) in accordance with the terms of this Agreement and the transactions contemplated hereby, all the Purchased Assets (other than the Purchased Entity Shares and the Purchased Venture Interests), free and clear of all Liens (other than Permitted Liens), and (ii) at the Closing, assuming the receipt of all Approvals required for the transfer, conveyance and assignment of such Purchased Assets, Seller, another Asset Selling Entity or a Purchased Controlled Company will, directly or indirectly, transfer, convey and assign good and valid title to such owned Purchased Assets (other than the Purchased Entity Shares and the Purchased Venture Interests) and the right to use such leased or licensed Purchased Assets, in each case, free and clear of all Liens (other than Permitted Liens), in each case of (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to be material to the Business taken as a whole.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business taken as a whole, the Purchased Assets and the other assets of the Purchased Controlled Companies constituting Tangible Personal Property (i) are in good operating condition and repair (subject to normal wear and tear), (ii) are free from any material defect, (iii) are reasonably adequate and suitable for their present and intended uses and (iv) have been maintained in all material respects in accordance with generally accepted industry standards.

(c) The Purchased Assets (including the Purchased Entity Shares and the Purchased Venture Interests) and the other assets of the Purchased Controlled Companies, assuming all Approvals and all Business Permits have been obtained or transferred, constitute all of the assets owned by the Seller Entities that are necessary to conduct the Business at Closing in all material respects in the manner currently conducted and as conducted immediately prior to the Closing, other than (i) those assets, properties and rights that are used to perform (A) the services that are specifically listed in the Schedules attached to, or otherwise required to be provided under, the Transition Services Agreement or (B) the services set forth on Exhibit A of the Transition Services Agreement or (ii) the Licensed IP. The Business IP and Licensed IP, together with the rights provided pursuant to the Specified Business Contracts and Transaction Documents, constitute all material Intellectual Property that is used or held for use in, or otherwise necessary for, the operation of the Business in the manner currently conducted and as conducted immediately prior to the Closing.

Section 3.9. Intellectual Property; IT Assets; Privacy.

(a) Section 2.4(d) of the Seller Disclosure Schedules contains true and complete lists, as of the date hereof, of all items of Transferred IP and Controlled Business IP, respectively, that are, in each case, Registered, indicating for each item the record owner, registration or application number, registration or application date and the filing jurisdiction, social media platform or domain name registrar, as applicable.

(b) The Registered Intellectual Property listed in Section 2.4(d) of the Seller Disclosure Schedules comprises all Registered Intellectual Property owned by Seller or its Affiliates that is primarily used or held primarily for use in the operation of the RLC Ducted Business.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole, (i) the Business IP and Licensed IP are subsisting, and (ii) all issued or granted items included in the Transferred IP, Controlled Business IP, Licensed IP and, to the Knowledge of Seller, Other Business IP are valid and enforceable.

(d) The products and services of JCH and its Subsidiaries that are currently commercialized under the “Hitachi” brand, or planned to be commercialized under the “Hitachi” brand as described in the business plan of JCH and its Subsidiaries that was provided to Purchaser, in each case, constitute Licensed Products and Services as defined in the Brand License Agreement.

(e) The Seller Entities and the Purchased Controlled Companies (in each case, solely with respect to the Business) have taken commercially reasonable actions to police all material Trademarks included in the Business IP against unauthorized use by third Persons.

(f) Except as set forth on Section 3.9(f) of the Seller Disclosure Schedules and as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole, (i) the conduct of the Business does not infringe, misappropriate or otherwise violate (“Infringe”), and has not Infringed in the past six (6) years, the Intellectual Property of any third Person, and none of Seller, its Affiliates or the Purchased Controlled Companies (in each case, solely with respect to the Business) has received any written claim, notice, invitation to license or similar communication within the past six (6)-year period alleging the same, (ii) to the Knowledge of Seller, no third Person is currently Infringing, or has in the past six (6) years Infringed the Business IP or Licensed IP, and none of the Seller Entities or the Purchased Controlled Companies has asserted or threatened in writing any claim or Proceeding within the past six (6)-year period alleging the same, and (iii) the Transferred IP, Controlled Business IP and, to the Knowledge of Seller, Other Business IP is solely and exclusively owned by the Asset Selling Entities, the Purchased Controlled Companies or the Purchased Non-Consolidated Ventures, as applicable, excluding co-owned Registered Intellectual Property set forth on Section 3.9(f) of the Seller Disclosure Schedules, in each case, free and clear of all Liens (other than Permitted Liens).

(g) Except as set forth on Section 3.9(g) of the Seller Disclosure Schedules, there are no Proceedings or Judgments pending or, to the Knowledge of Seller, threatened against the Seller Entities or the Purchased Controlled Companies, in each case, solely with respect to the Transferred IP, Controlled Business IP, Licensed IP or, to the Knowledge of Seller, Other Business IP, except as (i) would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole, or (ii) would not reasonably be expected to materially impair or materially delay the ability of Seller, the other Asset Selling Entities or any other Seller Entity that will, at the Closing, be a party to any Transaction Document to (x) perform its obligations under this Agreement and the other Transaction Documents or (y) consummate the Transaction and the other transactions contemplated hereby and thereby.

(h) Except as set forth on Section 3.9(h) of the Seller Disclosure Schedules and as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole, no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been used to create or otherwise develop any Transferred IP, Controlled Business IP or, to the Knowledge of Seller, any Other Business IP, in each case, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Entity or institution obtaining ownership rights in (or options to obtain ownership rights in), licenses to (or options to receive licenses to) or other rights to use or exploit any such Intellectual Property.

(i) Except as set forth on Section 3.9(i) of the Seller Disclosure Schedules (as may be updated pursuant to Section 5.9(e)), as of the Closing Date, (A) the use, reproduction or display of the Trademarks licensed under the Trademark License Agreement in connection with the Business, and (B) the exclusive use, reproduction or display of such Trademarks within the “Exclusive Field” (as defined in the Trademark License Agreement), in each case of clauses (A) and (B), will not conflict with any rights granted by Seller or any of its Affiliates to any third party, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole.

(j) The Seller Entities and the Purchased Controlled Companies have taken commercially reasonable measures to protect the confidentiality of all material trade secrets owned, used or held for use by them in connection with the Business, and no such Trade Secrets have been used by, disclosed to or discovered by any Person except pursuant to written non-disclosure or license agreements.

(k) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole, each current and former employee or contractor of the Seller Entities and the Purchased Controlled Companies who has developed or created any material Intellectual Property for or on behalf of such Seller Entity or Purchased Company, as applicable, that is, in each case, related to the Business, has signed an agreement containing a present assignment to such entity of all such Intellectual Property that does not vest initially in such entity by operation of law.

(l) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole, the Seller Entities and the Purchased Controlled Companies (in each case, solely with respect to the Business), as applicable, have (i) taken commercially reasonable steps, consistent with accepted industry standards, to protect the security and integrity of the Business IT Assets and all data, including Personal Data, stored therein or processed thereby, and (ii) established and implemented organizational, physical, administrative and technical measures that are commercially reasonable and consistent with all (A) applicable Laws, (B) contractual commitments and (C) public or posted representations or policies adopted by them, in each of clauses (A) through (C), regarding privacy, cyber security or data security (clauses (A) through (C), collectively, the “Privacy and Security Requirements”).

(m) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole, (i) the Transferred IT Assets, Controlled Business IT Assets and, to the Knowledge of Seller, Other Business IT Assets (x) are fully functional and operate and perform in a manner that permits the Asset Selling Entities and the Purchased Controlled Companies, as applicable, to conduct the Business, (y) have not experienced any breaches of security, malfunctions, outages or failures since September 30, 2021, including any such incident that has resulted in or is reasonably expected to result in an obligation for the Asset Selling Entities or the Purchased Controlled Companies, as applicable, to notify any Governmental Entity, and (z) to the Knowledge of Seller are free of material malware, spyware, viruses, worms, Trojan horses or other corruptants, (ii) the Seller Entities and the Purchased Controlled Companies have implemented commercially reasonable backup and disaster recovery technology processes consistent with accepted industry practices in connection with the operation of the Business.

(n) None of the Seller Entities or the Purchased Controlled Companies (in each case, solely with respect to the Business) is, or was since September 30, 2021, in violation of any Privacy and Security Requirements applicable to the conduct of the Business, except for violations that would not reasonably be expected to be, individually or in the aggregate, material to the Business. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, none of the Seller Entities or Purchased Controlled Companies (in each case, solely with respect to the Business) have since September 30, 2021 received any written notice (including any enforcement notice), letter or complaint from any Governmental Entity alleging, or providing notice of any investigation concerning, any noncompliance with any Law relating to Personal Data applicable to the conduct of the Business.

(o) JCH is in compliance, in all material respects, with the Master Branding Agreement.

Section 3.10. Real Property.

(a) The Asset Selling Entities or the Purchased Controlled Companies have valid fee simple marketable title (or the local equivalent under applicable Law) in all Transferred Owned Property and all real property owned by the Purchased Consolidated Ventures (the “Ductless Owned Property” and, collectively with the Transferred Owned Property, the “Owned Property”), in each case, free and clear of all Liens (other than Permitted Liens) and no Owned Property is owned, exclusively or jointly, by any other Person, and no Person has any possessory or leasehold interest in, or right to occupy, the Owned Property, other than the Asset Selling Entities and Purchased Controlled Companies. There are no outstanding options, rights of first offer or rights of first refusal granted by the Asset Selling Entities or the Purchased Controlled Companies to purchase any Owned Property or any material portion thereof or material interest therein. None of the Asset Selling Entities or Purchased Controlled Companies is in material breach or default of any restrictive covenant affecting any Owned Property, and there has not occurred and there is no event that with the lapse of time or the giving of notice, or both, would constitute such a material default under any such restrictive covenant, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business taken as a whole.

(b) The Asset Selling Entities or the Purchased Controlled Companies have valid title to the leasehold estate (as lessee) in all Transferred Leased Property and all real property leased by the Purchased Consolidated Ventures (the “Ductless Leased Property” and, collectively with the Transferred Leased Property, the “Leased Property”) as lessee or sublessee, in each case, free and clear of all Liens (other than Permitted Liens). Seller has made available to Purchaser true, correct and complete copies in all material respects of all leases and subleases relating to the Leased Property, including all material amendments and modifications thereof (the “Business Leases”) prior to the date of this Agreement. Each of the Business Leases is legal, valid, binding, in full force and effect and enforceable against the applicable Asset Selling Entity or Purchased Controlled Company and, to the Knowledge of Seller, the other parties thereto, in accordance with its respective terms, subject to the Enforceability Exceptions, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole. No written notices of default under any Business Lease have been sent or received by any of the Asset Selling Entities or Purchased Controlled Companies since September 30, 2021, that has not been resolved, nor does there exist, to the Knowledge of Seller, any material default, event or circumstance that, with notice or lapse of time, or both, would constitute a material default by the lessee or lessor of any Leased Property, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole. As of the date of this Agreement, no Seller Entity or Purchased Controlled Company or, to the Knowledge of Seller, any other party to a Transferred Lease is in breach or violation of, or default under, any Transferred Lease. A true and complete copy, in all material respects, of each Transferred Lease in effect as of the date hereof has been made available to Purchaser.

(c) There are no proceedings in eminent domain, condemnation or other similar proceedings that are pending with respect any Owned Property or Leased Property and, to the Knowledge of Seller, no such eminent domain, condemnation or other similar proceedings are threatened with respect to such Owned Property or Leased Property, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business taken as a whole. Each item of the Owned Property and the Leased Property is in good operating condition and repair, ordinary wear and tear excepted, and suitable in all respects for its current use, operation and occupancy, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole.

(d) To the Knowledge of Seller, there are no (i) violations of any zoning ordinances, building codes or other governmental or regulatory Laws affecting the Owned Property or planned material changes in any zoning ordinances or building codes or other governmental or regulatory Laws that would materially and adversely affect the Owned Property, and (ii) planned or commenced public improvements related to the Owned Property that may result in special assessments against any part of the Owned Property, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole.

(e) With respect to each Owned Property, (i) such Owned Property has adequate direct or indirect rights of access to dedicated public ways and is served by such utilities as are reasonably necessary for the operation, use and occupancy of such Owned Property as currently operated and used, and (ii) to the Knowledge of Seller, such Owned Property has been legally constructed, and (iii) to the Knowledge of Seller, any and all fire safety or earthquake safety issues therewith have been fully remediated, in each case of clauses (i), (ii) and (iii), except as would not, individually or in the aggregate, reasonably be expected to be material to the Business taken as a whole.

Section 3.11. Contracts.

(a) Section 3.11 of the Seller Disclosure Schedules sets forth, as of the date of this Agreement, a true, correct and complete list of the following Contracts (other than purchase orders or invoices) (x) to which any Purchased Controlled Company is a party or (y) to which any Seller Entity is a party, in each case of clauses (x) and (y), that are primarily related to the Business (and in each case of clauses (x) and (y), other than Benefit Plans, Permits, Transferred Leases, any leases with respect to the lease of the Ductless Leased Property, any Contract that is an Excluded Asset and any Contract listed on Section 3.17 of the Seller Disclosure Schedules) (each such Contract set forth or required to be set forth in Section 3.11 of the Seller Disclosure Schedules is a “Material Contract” and collectively referred to as the “Material Contracts”):

(i) any Contract (or series of related Contracts) involving aggregate consideration paid to, or received from a third party (other than a Purchased Company) by any Purchased Controlled Company, during the twelve (12)-month period ending September 30, 2023, in the aggregate, in an amount of at least $10,000,000, or reasonably expected to exceed $10,000,000 in the twelve (12)-month period ending September 30, 2024;

(ii) any Contract requiring future capital expenditure obligations of the Business in excess of $1,000,000 on an annual basis or $5,000,000 in the aggregate, or for any term loans, capital contributions to, or equity investments in, any Person (other than any Purchased Company) in excess of $5,000,000;

(iii) any material joint venture, strategic alliance, partnership or other similar co-investment agreement;

(iv) any Contract for the sale of any Purchased Assets or any assets held by any of the Purchased Controlled Companies and involving consideration in excess of $5,000,000, except to the extent discharged in all material respects prior to the date hereof;

(v) any Contract relating to the acquisition or disposition of any business or equity interests of any other Person (whether by merger, sale of stock, sale of assets or otherwise) involving payment obligations of any Purchased Controlled Company in excess of $5,000,000, except to the extent discharged in all material respects prior to the date hereof;

(vi) any Contract containing any outstanding obligation with respect to an “earn out,” contingent purchase price, or similar contingent payment obligation, or that has not been consummated as of the date hereof (other than with respect to (x) the Pre-Closing Reorganization, (y) Contracts between or among Purchased Companies or (z) Inventory in the ordinary course of business);

(vii) any Contract that grants a third party (other than a Purchased Company) a right of first refusal, right of first offer or similar right to acquire a material asset or business unit of the Business (in each case, other than any Purchased Venture Governing Document);

(viii) any Contract containing any standstill or similar agreement containing an agreement not to acquire assets or securities of another Person;

(ix) any Contract that grants an outbound license or covenant not to sue to any Business IP, which license or covenant is material to the Business, but excluding any non-exclusive licenses or similar covenants granted in the ordinary course of business;

(x) any Contract that grants an inbound license or covenant not to sue under any Intellectual Property owned by a third party, which such license or covenant is material to the Business, but excluding any (x) invention assignments and employee- and contractor-related agreements on substantially the same terms as a form made available to Purchaser prior to the date of this Agreement, and (y) non-exclusive licenses and end user license agreements for commercially available software;

(xi) (x) any Contract containing any restriction or limitation on the right or ability of the Business to compete in any business with any Person or in any geographic area, including any Contract that contains an “exclusivity,” non-competition or customer non-solicitation provision (for the avoidance of doubt, other than any restrictions and limitations contained in any Purchased Venture Governing Documents, exclusive relationships with distributors and sales representatives entered into in the ordinary course of business and employee or agent non-solicit provisions), (y) any Contract with a Material Supplier containing any “take or pay,” or “requirements” obligations binding on the Business, or (z) any Contract with a Material Customer containing “most favored nation” provisions;

(xii) any Contract relating to Indebtedness for borrowed money of a Purchased Controlled Company or guaranteeing Indebtedness of a Purchased Controlled Company for borrowed money on behalf of any Purchased Controlled Company, in each case, in excess of $10,000,000, other than agreements relating to trade receivables, customer deposits or prepaid purchase price amounts and excluding Contracts related to Indebtedness subject to Section 5.6;

(xiii) any Contract with any Material Customer for the sale of Products or Material Supplier for the purchase of goods or services;

(xiv) any Contract related to the resolution or settlement of any Action and involving outstanding payment obligations in excess of $1,000,000 or which imposes continuing material obligations or restrictions on the Business; and

(xv) any Government Contract with aggregate consideration during the twelve (12)-month period ending September 30, 2023, equal to at least $10,000,000, or reasonably expected to exceed $10,000,000 in the twelve (12)-month period ending September 30, 2024, which is payable by or to any Purchased Controlled Company.

(b) Except for expirations, including any non-renewals, in the ordinary course of business and in accordance with the terms of such Material Contract between the date of this Agreement and the Closing, as of the date of this Agreement, each Material Contract is in full force and effect and is valid, binding and enforceable against the Seller Entity or Purchased Controlled Company party thereto, and, to the Knowledge of Seller, the other parties thereto, in accordance with its terms, in each case, subject to the Enforceability Exceptions. As of the date of this Agreement, no Seller Entity or Purchased Controlled Company or, to the Knowledge of Seller, any other party to a Material Contract is in breach or violation of, or default under, any Material Contract and no event has occurred that, with notice or lapse of time or both, would constitute a breach or default (whether by lapse of time or notice or both) or would permit or cause the termination or acceleration or creation of any right or obligation under any Material Contract, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole. None of the Seller Entities or Purchased Controlled Companies has provided or received any written notice of termination of any Material Contract.

(c) A true and complete copy of each Material Contract in all material respects and in effect as of the date hereof has been made available to Purchaser.

Section 3.12. Compliance with Applicable Laws; Permits.

(a) Since September 30, 2021, the Purchased Controlled Companies, the Seller Entities (solely with respect to the Business) and the Purchased Non-Consolidated Ventures have been operated in compliance with all applicable Laws, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole. None of the Purchased Controlled Companies, the Seller Entities (solely with respect to the Business) and the Purchased Non-Consolidated Ventures has, since September 30, 2021, been in violation of, under investigation with respect to, threatened in writing, to be charged with, or given written notice, of any violation of, any applicable Law in connection with the Business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole.

(b) As of the date hereof, the Seller Entities and Purchased Controlled Companies hold all Permits necessary for the conduct of the Business as currently conducted on the date of this Agreement, other than any such Permits the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Business taken as a whole (the “Business Permits”). The Seller Entities (solely with respect to the Business) and the Purchased Controlled Companies are in compliance with the terms of the Business Permits and, since September 30, 2021, the Seller Entities (solely with respect to the Business) and the Purchased Controlled Companies have not received written notice from a Governmental Entity of any violation of any Business Permit, in each case, except for notices and violations that would not, individually or in the aggregate, reasonably be expected to be material to the Business taken as a whole. Except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Business taken as a whole, (i) all Business Permits are valid and are in full force and effect, and no suspension, cancellation or non-renewal of any such Business Permits is pending or, to the Knowledge of Seller, threatened by any Governmental Entity and (ii) no event or condition has occurred or exists which would reasonably be expected to result in a violation of, breach of, loss of a benefit under, or revocation, termination or non-renewal of any Business Permit (in each case, with or without notice or lapse of time or both), except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole. Section 3.12(b) of the Seller Disclosure Schedules sets forth each material Permit necessary for the conduct of the RLC Ducted Business as currently conducted on the date of this Agreement.

(c) Each of the Purchased Controlled Companies that is listed, quoted or otherwise traded on any stock exchange is in compliance in all material respects with all applicable listing, corporate governance and other rules and regulations of such exchange, including applicable disclosure requirements thereof.

Section 3.13. Environmental Matters. Except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole, (a) the Seller Entities (solely with respect to the Business) and Purchased Controlled Companies are, and have at all times since September 30, 2021, been, in compliance with all applicable Environmental Laws, (b) the Seller Entities (solely with respect to the Business) and Purchased Controlled Companies have obtained and are in compliance with all Permits required pursuant to Environmental Laws for the operation of the Business as presently conducted, (c) there are no Proceedings pending or, to the Knowledge of Seller, threatened against the Seller Entities or Purchased Controlled Companies alleging a violation of, or liability under, any Environmental Laws with respect to the Business, (d) none of the Seller Entities (solely with respect to the Business) or Purchased Controlled Companies are conducting or funding, pursuant to any Environmental Law, any investigation or remediation of any release of any Hazardous Material at any location with respect to the Business, and none of the Seller Entities (solely with respect to the Business) or Purchased Controlled Companies has received any request in writing to conduct or fund any such investigation or remediation that has not been resolved, and (e) none of the Seller Entities (solely with respect to the Business), Purchased Controlled Companies or any other person have released, disposed of or arranged for disposal of, any Hazardous Material at any property under circumstances or conditions that would reasonably be expected to require any investigation or remediation by any of the Seller Entities or Purchased Controlled Companies under, or that has given or would reasonably be expected to give rise to Liability to any of the Seller Entities or Purchased Controlled Companies pursuant to, any Environmental Law.

Section 3.14. Taxes.

(a) All income and other material Tax Returns required to be filed (i) with respect to the Purchased Assets, the Assumed Liabilities and the Business and (ii) by or on behalf of the Purchased Controlled Companies, or, to the Knowledge of Seller, the Purchased Non-Consolidated Ventures, have been timely filed (taking into account valid extensions) with the appropriate Taxing Authorities in all jurisdictions in which such Tax Returns are required to be filed and are true, correct and complete in all material respects.

(b) All material Taxes, whether or not shown to be due on such Tax Returns have been timely paid or will be timely paid by the due date thereof (taking into account valid extensions).

(c) There is no pending Action by any Taxing Authority, or any proposed, asserted or assessed deficiency, with respect to any material Taxes of the Purchased Controlled Companies. No agreement, waiver or other document or arrangement is currently in effect waiving or extending the period for assessment or collection of Taxes (including any applicable statute of limitation) with respect to the Purchased Controlled Companies (other than any automatic or customary extension, agreement, waiver or other document or arrangement obtained in the ordinary course of business or relating to consolidated Tax Returns). No written notice has been received by Seller or any of its Affiliates from any jurisdiction in which any of the Asset Selling Entities (solely with respect to the Business) or Purchased Controlled Companies has not filed a particular type of Tax Return or paid a particular type of Tax that any such Purchased Controlled Company or Asset Selling Entity is required to file such Tax Return or pay such type of Tax in such jurisdiction.

(d) Within the past two (2) years, none of the Purchased Controlled Companies that is treated as a corporation for U.S. federal income tax purposes has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(e) None of the Purchased Controlled Companies has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or any transaction listed in the list of spotlighted transactions published by HMRC.

(f) Each Purchased Controlled Company is exclusively resident for all Tax purposes in its jurisdiction of organization only. None of the Purchased Controlled Companies (x) has been resident in or has a permanent establishment (within the meaning of any applicable Tax treaty), office or fixed place of business or (y) is subject to direct income Tax filing obligations (for the avoidance of doubt, excluding any value added, sales or similar Taxes that arise solely because sales are made to customers in the applicable jurisdiction) in a country other than the country in which it is organized.

(g) None of the Purchased Controlled Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iii) prepaid amount or deferred revenue received on or prior to the Closing Date outside the ordinary course of business.

(h) Section 3.14(h) of the Seller Disclosure Schedules sets forth the U.S. federal income tax classification of each Purchased Controlled Company.

(i) The amount of Tax chargeable on any Purchased Controlled Company has not been affected to any material extent by any concession, agreement or (formal or informal) arrangement with any Taxing Authority (not being a concession, agreement or arrangement available to companies generally).

(j) Any transaction for which a ruling or clearance has been obtained from a Taxing Authority in writing with respect to any Tax liability that is or might be due from a Purchased Controlled Company has been carried out in all material respects in accordance with the terms, facts and circumstances described therein.

(k) No person, acting in the capacity of an Associated Person (as defined in section 44(4) of CFA 2017) of any Purchased Controlled Company has committed: (i) a UK tax evasion facilitation offence under section 45(5) of CFA 2017; or (ii) a foreign tax evasion facilitation offence under section 46(6) of CFA 2017.

(l) Each Purchased Controlled Company has in place (and has had in place at all times since September 30, 2017 or, if later, its incorporation) such prevention procedures (as defined in sections 45(3) and 46(4) of CFA 2017) as are proportionate to its business risk and are in line with any guidance published from time to time pursuant to section 47 of CFA 2017.

(m) There are no Liens for Taxes upon any of the Purchased Assets or the other assets of the Purchased Controlled Companies (other than Permitted Liens).

Any other representation or warranty contained in this Agreement notwithstanding, (i) the representations and warranties contained in this Section 3.14 and, to the extent applicable, in Section 3.15 constitute the sole representations and warranties of Seller relating to Taxes, and (ii) nothing in this Agreement (including this Section 3.14) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date, or limitations on (or availability of) any net operating losses, Tax basis or other Tax attributes of any of the Purchased Controlled Companies.

Section 3.15. Employee Benefit Plans.

(a) Section 3.15(a) of the Seller Disclosure Schedules sets forth a list, as of the date hereof, of each Benefit Plan and separately identifies each Purchased Controlled Company Benefit Plan and each International Benefit Plan.

(b) With respect to each Purchased Controlled Company Benefit Plan and, solely with respect to clauses (i) through (iii) below, each Seller Benefit Plan, Seller has made available to Purchaser, to the extent applicable, (i) a correct and complete copy of each such Benefit Plan, including any amendments thereto, and with respect to any Purchased Controlled Company Benefit Plan only, all related trust documents, insurance contracts or other funding vehicles, or a written description of such Benefit Plan if such plan is not set forth in a written document, (ii) the most recent Internal Revenue Service determination letter, if applicable, (iii) the most recent summary plan description together with any summaries of all material modifications thereto, (iv) the two (2) most recent annual actuarial reports, (v) the two (2) most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto) and (vi) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to any such Benefit Plan.

(c) Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and (i) to the Knowledge of Seller, nothing has occurred that would adversely affect the qualification of any such Benefit Plan and (ii) neither Seller nor any of its Subsidiaries has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) in connection with any Purchased Controlled Company Benefit Plan which reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(d) (i) Each Purchased Controlled Company Benefit Plan has been established, operated and administered in compliance in all material respects with its terms and applicable Law, and (ii) all contributions, premiums and expenses required to be made by Law or by the terms of a Purchased Controlled Company Benefit Plan or any agreement relating thereto have been timely made or properly reflected in the Business Financial Statements.

(e) Except as set forth on Section 3.15(e) of the Seller Disclosure Schedules, no Purchased Controlled Company Benefit Plan is subject to Title IV of ERISA or a Multiemployer Plan. No Purchased Controlled Company or any ERISA Affiliate has any liability with respect to Title IV of ERISA, including with respect to any Multiemployer Plan, which remains unsatisfied. A complete withdrawal from all Multiemployer Plans at the Closing would not result in any material liability to any Purchased Controlled Company.

(f) No Purchased Controlled Company has or is expected to incur any material liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate. With respect to any Purchased Controlled Company Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then current value of assets of such Benefit Plan or, if such liabilities did exceed such assets, the amount thereof was properly reflected on the applicable financial statements, (iii) no unsatisfied liability (other than for premiums to the PBGC) under Title IV of ERISA has been, or is expected to be, incurred by a Purchased Controlled Company or any ERISA Affiliate, (iv) the PBGC has not instituted proceedings to terminate any such Benefit Plan and (v) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(g) Other than routine claims by Business Employees or their beneficiaries for benefits received in the ordinary course of business under a Purchased Controlled Company Benefit Plan, there are no pending or, to the Knowledge of Seller, threatened with respect to, and, since September 30, 2021, there have been no proceedings under, any Purchased Controlled Company Benefit Plan.

(h) Except as set forth on Section 3.15(h) of the Seller Disclosure Schedules, neither the execution of this Agreement nor the consummation of the Transaction (whether alone or together with any other events) would reasonably be expected to (i) result in any payment becoming payable to any Business Employee, or any former employee or Service Provider of any Purchased Controlled Company, (ii) materially increase any benefits otherwise payable to any Business Employee, or any former employee or Service Provider of any Purchased Controlled Company, (iii) result in the acceleration of the time of payment or vesting of any benefits or payment becoming payable by a Purchased Controlled Company to any Business Employee, or any former employee or Service Provider of any Purchased Controlled Company, (iv) otherwise give rise to any material liability under any Purchased Controlled Company Benefit Plan or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Purchased Controlled Company Benefit Plan on or following the Closing.

(i) Neither the execution of this Agreement nor the consummation of the Transaction (whether alone or together with any other events) would reasonably be expected to, either alone or in combination with another event, result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j) No Purchased Controlled Company has any obligation to provide, and no Benefit Plan or other agreement provides any Business Employee with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(k) Any Purchased Controlled Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the Internal Revenue Service thereunder.

(l) All International Benefit Plans that are Purchased Controlled Company Benefit Plans (i) have been maintained and operated in accordance with, and are in compliance with, their terms, applicable local Law, funding requirements and the terms of any Seller Labor Agreement in all material respects, (ii) to the extent required to be registered or approved by a foreign Governmental Entity, has been registered with, or approved by, such foreign Governmental Entity and, to the Knowledge of Seller, nothing has occurred that would adversely affect such registration or approval, and (iii) to the extent intended or required to be funded and/or book-reserved, are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and applicable Law (or, if not intended or required to be funded, the book reserves (determined in accordance with GAAP) are sufficient to provide the payment of the relevant benefits). There are no pending or, to the Knowledge of Seller, threatened and, since September 30, 2021, there have been no proceedings under any International Benefit Plan that is a Purchased Controlled Company Benefit Plan.

Section 3.16. Labor Relations; Employees.

(a) Section 3.16(a) of the Seller Disclosure Schedules sets forth a correct and complete list, as of the date hereof, of all Business Employees on an anonymous basis, stating for each Business Employee (i) the personnel number, (ii) employing entity, (iii) function, (iv) place of work, (v) start date, (vi) annual base salary or wage rate and (vii) target annual cash incentive opportunity.

(b) Section 3.16(b) of the Seller Disclosure Schedules sets forth a true and correct list, as of the date of this Agreement, of each collective bargaining agreement or similar agreements with trade unions or other similar collective employee representatives (including without limitation works agreements), of Seller or any of its Subsidiaries to which any Business Employees are subject (each, a “Seller Labor Agreement”), other than any national or industry-wide collective agreements. Seller and its Affiliates are in compliance in all material respects with their obligations pursuant to all notification and bargaining obligations arising under any Seller Labor Agreements.

(c) Since September 30, 2021, (i) there have been no material strikes, lockouts, slowdown, work stoppage, job action or picketing, no unfair labor practice or other labor dispute involving Business Employees pending, or, to the Knowledge of Seller, threatened and (ii) there has not been any material unfair labor practice charge against Seller or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority involving any Business Employees.

(d) There are no pending, or, to the Knowledge of Seller, threatened proceedings involving any Business Employees, trade unions or other collective employee representatives (including without limitation works councils), except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole.

(e) Each of Seller and its Affiliates is, and has been during the two (2)-year period immediately prior to the date of this Agreement, in material compliance with all of its obligations under the WARN Act relating to the Business. There is no outstanding Liability under the WARN Act relating to the Business that remains unsatisfied.

(f) None of the Asset Selling Entities or Purchased Controlled Companies (in each case, solely with respect to the Business) is in violation of any Law relating to the protection of employees, including but not limited to Law relating to the use of leased employees or other similar contractors or external personnel by or under contract, labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours, or collective bargaining and labor relations, except as would not reasonably be expected to be materially adverse to the Business taken as a whole.

(g) Since September 30, 2021, (i) there have been no allegations of sexual harassment, sexual abuse or other sexual misconduct made against any Business Employee who is, or who reports directly to, the President of the Residential & Light Commercial Business, or any member of the board of directors of a Purchased Controlled Company, (ii) there are no Actions pending or, to the Knowledge of Seller, threatened related to any allegations of sexual harassment, sexual abuse or other sexual misconduct by any such Person and (iii) neither Seller nor any of its Subsidiaries has entered into any settlement agreements related to the foregoing.

Section 3.17. Intercompany Arrangements. Except for (i) any Contracts that are neither material in amount in relation to the Business nor necessary for Purchaser to conduct the Business in all material respects as it is conducted as of the date of this Agreement, (ii) the Transaction Documents, (iii) any Contracts required to be cancelled or terminated pursuant to Section 5.6, and (iv) Contracts solely between or among the Purchased Companies, Section 3.17 of the Seller Disclosure Schedules lists all Contracts existing as of the date hereof solely between or among any Seller Entities (other than Purchased Companies), on the one hand, and the Purchased Companies, on the other hand (each, a “Related Party Agreement”).

Section 3.18. Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement or any of the other Transaction Documents based upon arrangements made by or on behalf of any Seller Entity and for which Purchaser or any of its Affiliates, or the Purchased Companies, would be liable or which is otherwise included as an Assumed Liability, and Purchaser, its Affiliates and the Purchased Companies shall not have any Liability for any such fees or commissions.

Section 3.19. Insurance. Section 3.19 of the Seller Disclosure Schedules lists all material insurance policies (excluding Benefit Plans) owned or held by any Seller Entity or Purchased Controlled Company as of the date hereof, which cover the Business (the “Insurance Policies”).

Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole, all of the Insurance Policies are in full force and effect and are valid and enforceable, all premiums thereunder have been paid when due and none of the Seller Entities (in each case, solely with respect to the Business) or Purchased Controlled Companies (in each case, with or without notice, the lapse of time, or both) is in material breach or material violation of, or default under, any Insurance Policy. None of the Seller Entities (in each case, solely with respect to the Business) or Purchased Controlled Companies has received written notice of nonrenewal (except in the ordinary course of business), cancellation or termination of any Insurance Policy. Except as set forth on Section 3.19 of the Seller Disclosure Schedules, there are no material outstanding claims related to the Business under, or material default with respect to the provisions in, any Insurance Policy. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as whole, no claims made in respect of the Business in the past twelve (12) months against an insurer under any Insurance Policy has resulted in a denial or reservation of rights with regard to such claim.

Section 3.20. Anti-Corruption/Sanctions.

(a) The Seller Entities (solely with respect to the Business) or Purchased Controlled Companies, and, to the Knowledge of Seller, each of their respective Company Representatives (acting in their capacities as such), and the Purchased Non-Consolidated Ventures and each of their respective Company Representatives (acting in their capacities as such), are, and for the past five (5) years have been, in compliance with all applicable anti-bribery, anti-corruption and anti-money laundering Laws (the “Anti-Corruption Laws”) in all material respects. None of the Seller Entities (solely with respect to the Business) or Purchased Controlled Companies or, to the Knowledge of Seller, any of their respective Company Representatives (acting in their capacities as such), nor any Purchased Non-Consolidated Venture or any of their respective Company Representatives (acting in their capacities as such), has, directly or indirectly, (i) used any corporate funds of the Business for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) authorized, offered, promised or made any unlawful payment to any foreign or domestic governmental officials or (iii) made or taken any action in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to any Person to obtain favorable treatment in securing business or to obtain special concessions for the Business, in each case, in material violation of any applicable Anti-Corruption Laws. For the past five (5) years, the Seller Entities have maintained in effect policies and procedures reasonably designed to ensure compliance by the Business and each of the Purchased Controlled Companies and their respective Company Representatives with applicable Anti-Corruption Laws.

(b) The Seller Entities (solely with respect to the Business) and the Purchased Controlled Companies and, to the Knowledge of Seller, each of their respective Company Representatives (acting in their capacities as such), and any Purchased Non-Consolidated Venture or any of their respective Company Representatives (acting in their capacities as such), are, and for the past five (5) years have been, in compliance with all Sanctions and Trade Laws in all material respects. None of the Seller Entities (solely with respect to the Business) or Purchased Controlled Companies nor, to the Knowledge of Seller, any of their respective Company Representatives (acting in their capacities as such) nor any Purchased Non-Consolidated Venture or any of their respective Company Representatives (acting in their capacities as such), are, or have in the past five (5) years, engaged in, directly or knowingly indirectly, any dealings or transactions with any Sanctioned Person or Embargoed Country in violation of Sanctions and Trade Laws. For the past five (5) years, the Seller Entities have maintained in effect policies and procedures reasonably designed to ensure compliance in all material respects by the Business and each of the Purchased Controlled Companies and their respective Company Representatives (acting in their capacities as such) with Sanctions and Trade Laws.

(c) None of the Seller Entities (solely with respect to the Business) or Purchased Controlled Companies or any of their respective Company Representatives is a Sanctioned Person. None of the assets held by the Purchased Controlled Companies or used or held for use by the Business is located in an Embargoed Country.

(d) During the past five (5) years, none of the Seller Entities (solely with respect to the Business) or Purchased Controlled Companies or any of their respective Company Representatives (acting in their capacities as such), nor any Purchased Non-Consolidated Venture or any of their respective Company Representatives (acting in their capacities as such), (i) has made any disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any non-compliance with Anti-Corruption Laws or Sanctions and Trade Laws, (ii) to the Knowledge of Seller, has been the subject of an actual investigation, inquiry or enforcement proceeding relating to Anti-Corruption Laws or Sanctions and Trade Laws, nor has any such investigation, inquiry or enforcement been threatened, (iii) has, to the Knowledge of Seller, received any written notice, request, warning or cautionary letter, penalty, citation or order with respect to any actual or potential non-compliance with Anti-Corruption Laws or Sanctions and Trade Laws or (iv) has had Knowledge of any actions, conditions or circumstances pertaining to the Business that would reasonably and foreseeably be expected to give rise to allegations or claims by any Governmental Entity of noncompliance with Sanctions and Trade Laws.

Section 3.21. Foreign Investment. The Business does not (a) produce, design, test, manufacture, fabricate or develop one or more critical technologies, as defined at 31 C.F.R. § 800.215, (b) perform any of the functions set forth in column 2 of Appendix A to 31 C.F.R. part 800 with respect to covered investment critical infrastructure, as defined at 31 C.F.R. § 800.212, or (c) maintain or collect, directly or indirectly, sensitive personal data, as defined at 31 C.F.R. § 800.241, of U.S. citizens.

Section 3.22. Customers and Suppliers.

(a) Section 3.22(a) of the Seller Disclosure Schedules sets forth (i) the names of the top ten (10) customers of the Business (based on the aggregate dollar amount of sales to such customers) for the fiscal year ended September 30, 2023 (the “Material Customers”), and (ii) the revenues generated from each Material Customer during such period.

(b) Section 3.22(b) of the Seller Disclosure Schedules sets forth (i) the top ten (10) suppliers of the Business (based on the aggregate dollar amount of purchases from such suppliers) for the fiscal year ended September 30, 2023 (the “Material Suppliers”), and (ii) the amount of consideration paid to each Material Supplier during such period.

(c) No Material Customer or Material Supplier has (i) to the Knowledge of Seller, notified any Seller Entity or Purchased Controlled Company in writing that it intends to stop, materially decrease or materially modify its business relationship with the Business, or (ii) during the past twelve (12) months, stopped, materially decreased or materially modified its business relationship with the Business (other than expirations of Contracts or completion of performance under Contracts during such time period in the ordinary course of business). Since September 30, 2023, none of the Seller Entities (in connection with the Business) or any Purchased Controlled Company has been involved in any material claim, dispute or controversy with any Material Customer or any Material Supplier.

Section 3.23. Government Contracts. Since September 30, 2021, the Seller Entities and Purchased Controlled Companies have complied in all respects with all (a) statutory and regulatory requirements applicable to each Government Contract, (b) terms and conditions of each Government Contract and (c) applicable representations and certifications in connection with its Government Contracts and, to the Knowledge of Seller, each such representation and certification was current, accurate and complete in all material respects as of its effective date, except, in each case of clauses (a), (b) and (c), as would not, individually or in the aggregate, be material to the Business taken as a whole. The Seller Entities and Purchased Controlled Companies are, and since September 30, 2021, have been, in compliance with all domestic sourcing Laws applicable to the Government Contracts to which they are a party, except as would not, individually or in the aggregate, be material to the Business, taken as a whole.

Section 3.24. Products; Warranties. As of the date hereof, there is currently no, and, since September 30, 2021, there has been no: (a) pending or, to the Knowledge of Seller, threatened, Action with respect to (i) any current or former Product alleged to have a defect in manufacture, design, materials or workmanship or (ii) any claim or Liability arising out of or relating to the breach of any express or implied product warranty or any similar claim with respect to any such Product other than standard general warranty obligations (to replace, repair or refund) made in the ordinary course of business to purchasers of any Product; (b) actual or alleged defect in the manufacture, design, materials or workmanship relating to any Product; and (c) threatened in writing voluntary or compulsory recall, market withdrawal, safety alert, investigation or any other similar notice or action relating to any alleged defect or violation, or lack of safety or efficacy of any Product, in the case of each of the foregoing clauses (a) through (c), except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. Since September 30, 2021, through the date hereof, each Product has been manufactured in accordance with the specifications and standards required by or contained in all applicable (x) Laws, (y) contractual performance standards or specifications for such Product and (z) regulatory requirements for such Product, except in each case as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.

Section 3.25. No Other Representations or Warranties. Seller acknowledges and agrees with the matters set forth in Section 4.9. None of Seller, the Seller Entities, any of their respective Affiliates or any other Person has made any representation or warranty, expressed or implied, as to the Purchased Assets, the Assumed Liabilities, the Business, the Purchased Companies, their financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Purchased Assets, the Assumed Liabilities, the Business or the Purchased Companies furnished or made available to Purchaser and its Affiliates and Representatives, except as expressly set forth in this Article III or in any other Transaction Document, and (b) none of Seller, the Seller Entities, any of their respective Affiliates or any other Person shall have or be subject to any Liability to Purchaser or any of its Affiliates or Representatives resulting from the distribution to Purchaser or its Affiliates or Representatives of, or Purchaser’s or its Affiliates’ or Representatives’ use of, any such information, including any information, documents or material made available to Purchaser or its Affiliates or Representatives in any “data rooms,” management presentations or in any other form in expectation of or negotiation of this Agreement, the Transaction and the other transactions contemplated hereby. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Purchased Assets (including the Purchased Entity Shares and the Purchased Venture Interests) and the Business and assume the Assumed Liabilities, in each case, without any representation or warranty as to merchantability or fitness thereof for any particular purpose or any other express or implied representation or warranty, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Article III or in any other Transaction Document. ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, NOT SET FORTH IN THIS ARTICLE III OR IN ANY OTHER TRANSACTION DOCUMENT IS HEREBY EXPRESSLY DISCLAIMED BY PURCHASER.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Schedules (it being agreed that the disclosure of any matter in any section in the Purchaser Disclosure Schedules shall be deemed to have been disclosed in any other section in the Purchaser Disclosure Schedules to which the applicability of such disclosure is reasonably apparent on its face), Purchaser hereby represents and warrants to Seller as follows:

Section 4.1. Organization, Standing and Power. Purchaser and each Affiliate of Purchaser that will, at the Closing, be a party to any Transaction Document, is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized. Purchaser and each Affiliate of Purchaser that will, at the Closing, be a party to any Transaction Document is qualified or otherwise authorized to do business and is in good standing under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law and has all necessary organizational power and authority to carry on its business as presently conducted, except as would not, or would not reasonably be expected to, individually or in the aggregate, materially impair or materially delay the ability of Purchaser to (a) perform its obligations under this Agreement or any other Transaction Document or (b) consummate the Transaction and the other transactions contemplated hereby or thereby (each of clauses (a) and (b), a “Purchaser Material Adverse Effect”).

Section 4.2. Authority; Execution and Delivery; Enforceability. Purchaser and each Affiliate of Purchaser that will, at the Closing, be a party to any Transaction Document has all necessary power and authority to execute this Agreement and the other Transaction Documents to which it is a party, and to consummate the Transaction and the other transactions contemplated hereby and thereby. The execution and delivery by Purchaser and each Affiliate of Purchaser that will, at the Closing, be a party to any Transaction Document, of this Agreement and the other Transaction Document to which it is a party, and the consummation by Purchaser and each Affiliate of Purchaser that will, at the Closing, be a party to any Transaction Document of the Transaction and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action of Purchaser and each Affiliate of Purchaser that will, at the Closing, be a party to any Transaction Document. Purchaser has duly executed and delivered this Agreement and each Affiliate of Purchaser that will, at the Closing, be a party to any Transaction Document will have, as of the Closing Date, duly executed and delivered each of the Transaction Documents to which it is a party, and assuming due authorization, execution and delivery by the parties thereto, this Agreement constitutes, and the other Transaction Documents to which Purchaser and any other Affiliate of Purchaser that will, at the Closing, be a party, when executed and delivered will constitute a valid and binding obligation, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3. No Conflicts; Consents. The execution and delivery by Purchaser and each Affiliate of Purchaser that will, at the Closing, be a party to any Transaction Document, of this Agreement and the other Transaction Documents does not, and the consummation of the Transaction and the other transactions contemplated hereby and thereby and compliance by Purchaser and each Affiliate of Purchaser that will, at the Closing, be a party to any Transaction Document with the terms hereof and thereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, require the consent of or notice to any Person under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Purchaser or any of its Subsidiaries under, any provision of (a) the certificate of incorporation, bylaws and similar governing documents of Purchaser and each Affiliate of Purchaser that will, at the Closing, be a party to any Transaction Document, or (b) assuming that all Approvals described in this Section 4.3 have been obtained and all filings and notifications described in this Section 4.3 have been made and any waiting periods thereunder have terminated or expired, any Judgment or Law applicable to Purchaser or any of its Affiliates, except, in each case, for any such items that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. No Approval of, or filing or registration with or notification to, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or its Affiliates in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents, or the consummation of the Transaction and the other transactions contemplated hereby and thereby, other than in respect of (i) the Antitrust Laws of the jurisdictions set forth on Section 4.3 of the Purchaser Disclosure Schedules, including the filing of a Notification and Report Form pursuant to the HSR Act, (ii) compliance with applicable requirements, if any, of the Exchange Act, and the rules and regulations promulgated thereunder and state securities Laws, antitakeover Laws and “blue sky” Laws, (iii) compliance with the applicable requirements of the New York Stock Exchange, and (iv) those that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4. Financial Ability to Perform. Purchaser has, and on the Closing Date will have, sufficient immediately available funds to enable Purchaser to (a) pay the aggregate Closing Purchase Price under Article II and the aggregate Hitachi Closing Purchase Price under the Hitachi SPA, (b) pay any and all fees and expenses required to be paid by Purchaser in connection with the transactions contemplated by this Agreement and by the Hitachi SPA, (c) satisfy all of the other payment obligations of Purchaser contemplated hereunder and under the Hitachi SPA, in each case, in accordance with the terms and conditions hereof and thereof and (d) pay for any refinancing of any outstanding indebtedness of the Purchased Companies or the Business contemplated by this Agreement and the Related Transaction. In no event shall the receipt or availability of any funds or financing by or to Purchaser or any of its Affiliates or any other financing transaction be a condition to the Closing or any of the obligations of Purchaser hereunder or under the Hitachi SPA.

Section 4.5. Proceedings. As of the date of this Agreement, there are no Actions or Judgments pending, or threatened in writing against Purchaser or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.6. Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement or any of the other Transaction Documents based upon arrangements made by or on behalf of Purchaser or its Affiliates for which Seller or any of its Affiliates would be liable, and Seller and its Affiliates shall not have any Liability for any such fees or commissions.

Section 4.7. Investigation; Acquisition of Shares for Investment. Purchaser has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of the Transaction and the other transactions contemplated by this Agreement. Purchaser confirms that Seller has made available to Purchaser and its Affiliates and Representatives the opportunity to ask questions of the officers and management of Seller and the Business, as well as access to the documents, information and records of or with respect to the Purchased Assets, the Assumed Liabilities, the Business and the Purchased Companies and to acquire additional information about the business and financial condition of the Business, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Purchased Assets, the Assumed Liabilities, the Business and the Purchased Companies. Purchaser agrees that, at the Closing, it shall accept the Purchased Assets and Assumed Liabilities based upon its own inspection, examination and determination with respect thereto as to all matters, and without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to any Seller, any of its Affiliates, any of the Purchased Companies or any other Person, except as expressly set forth in Article III of this Agreement or in any other Transaction Document. Purchaser is acquiring the Purchased Entity Shares and the Purchased Venture Interests for investment purposes and not with a view toward or for offer or sale in connection with any distribution thereof, or with any present intention of offering, distributing or selling any of the Purchased Entity Shares or the Purchased Venture Interests. Purchaser acknowledges that (a) the Purchased Entity Shares and the Purchased Venture Interests have not been registered under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or any state securities Laws, and (b) the Purchased Entity Shares and the Purchased Venture Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available, or in a transaction not subject to registration, under the Securities Act and without compliance with foreign securities Laws, in each case, to the extent applicable. Purchaser is an “accredited investor” within the meaning of Rule 501 under the Securities Act as presently in effect, and any Purchased Entity Shares or Purchased Venture Interests that Purchaser receives hereunder will be received only on its own behalf and its Affiliate assignees and not for the account or benefit of any other Person.

Section 4.8. Solvency. On the Closing Date, immediately after giving effect to the consummation of the transactions contemplated by this Agreement and the Related Transaction (including the payment of the Closing Purchase Price, the Hitachi Closing Purchase Price under the Hitachi SPA (as defined in the Hitachi SPA) and all related fees and expenses) and assuming the accuracy in all material respects of the representations and warranties contained in Article III and in any other Transaction Document, Purchaser and its Subsidiaries will be Solvent as of the Closing Date and immediately after the consummation of the transactions contemplated by this Agreement. For purposes of this Agreement, “Solvent” means that, with respect to any Person, as of any date of determination, (a) the amount by which the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature.

Section 4.9. No Other Representations or Warranties. Purchaser acknowledges and agrees with the matters set forth in Section 3.25. None of Purchaser, its Affiliates or any other Person has made any representation or warranty, expressed or implied, as to the Transaction or the other transactions contemplated by this Agreement or any other Transaction Document, except as expressly set forth in this Article IV or in any other Transaction Document.

ARTICLE V

COVENANTS

Section 5.1. Efforts.

(a) From and after the date hereof until earlier of the Closing and the termination of this Agreement pursuant to Article VIII, Purchaser and Seller shall (and shall cause their respective Affiliates to) use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Law to consummate and make effective in the most expeditious manner possible the Transaction, the other transactions contemplated by this Agreement and (solely with respect to the Purchaser) the Related Transaction, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transaction, the other transactions contemplated by this Agreement and (solely with respect to the Purchaser) the Related Transaction, which shall occur, in the case of filing of the Notification and Report Form pursuant to the HSR Act, no later than ten (10) Business Days after the date of this Agreement unless otherwise agreed by the parties hereto (provided that, if there are any changes in the applicable regulations under the HSR Act that would apply to the Transaction, the other transactions contemplated by this Agreement or the Related Transaction prior to the date of filing pursuant to the HSR Act, Purchaser and Seller shall use reasonable best efforts to file or cause to be filed any and all required notification and report forms under the HSR Act as promptly as commercially practicable thereafter), and in the case of all other filings as soon as practicable, and (ii) the execution and delivery of any additional instruments necessary to consummate the Transaction, the other transactions contemplated by this Agreement and (solely with respect to the Purchaser) the Related Transaction and to fully carry out the purposes of this Agreement and the Related Transaction, as applicable. Without limiting the foregoing, (x) Purchaser shall file to record the IP Assignment Agreement (and prepare and file to record any other documentation relating to the transfer of Transferred IP thereunder) with the applicable Governmental Entities at Purchaser’s sole cost and expense; provided that, upon Purchaser’s request, Seller shall provide reasonable assistance to Purchaser in connection therewith and (y) Purchaser and Seller shall (and Purchaser shall cause its “ultimate parent entity,” as such term is generally determined in accordance with applicable Antitrust Laws, to) use reasonable best efforts to take all actions reasonably necessary to obtain (and shall cooperate with each other in obtaining) any Regulatory Approvals (which actions shall include furnishing all information reasonably required in connection with such Approvals) required to be obtained or made by Purchaser, Seller, the other Seller Entities or the Purchased Companies in connection with the Transaction, the other transactions contemplated by this Agreement or (solely with respect to the Purchaser) the Related Transaction. From and after the date hereof until the earlier of the Closing and the termination of this Agreement pursuant to Article VIII, each of Purchaser and Seller shall use their respective reasonable best efforts to fulfill all conditions precedent to this Agreement (including those set forth in Section 7.1) and Purchaser shall use its reasonable best efforts to fulfill all conditions precedent to the Hitachi SPA. The parties shall use reasonable best efforts to effect the transfer of any Permits required as a result of the execution of this Agreement or the Hitachi SPA or the consummation of the Transaction or the other transactions contemplated by this Agreement or (solely with respect to the Purchaser) the Related Transaction. Seller shall not enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of Purchaser or at or after the time in which this Agreement has been terminated pursuant to Article VIII. Notwithstanding the foregoing or anything in this Agreement to the contrary, Purchaser shall have the right to direct and control all matters with any Governmental Entity or with any other Person in connection with any Action or Proceeding by a private party relating to any Antitrust Laws in connection with this Agreement or the transactions contemplated by this Agreement, including by directing and controlling the strategy and making final determinations related to the review or investigation by any Governmental Entity of, and attending as reasonably possible all meetings and discussions with any Governmental Entity with respect to, the transactions contemplated by this Agreement; provided, that to the extent practicable, Purchaser will consult with Seller and consider in good faith the views of Seller in connection with such matters, including any filing made with, or written materials submitted to, any Governmental Entity in connection with the transactions contemplated hereby. Seller shall bear any filing fees payable in order to obtain any Regulatory Approvals pursuant to this Section 5.1 in an amount not to exceed three million dollars ($3,000,000), and Purchaser shall bear any such fees in excess thereof.

(b) Prior to the Closing, Purchaser and Seller shall each use reasonable best efforts to keep the other reasonably apprised of the status of matters relating to the completion of the Transaction, the other transactions contemplated by this Agreement and the Related Transaction and work cooperatively in connection with obtaining all required Regulatory Approvals. In that regard, prior to the Closing, subject to the Confidentiality Agreement, Section 5.3 and the Access Limitations, each party shall promptly consult with the other party to this Agreement to provide any reasonably necessary information with respect to (and, in the case of written correspondence, provide the other party (or their outside counsel) copies of) all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement, the Transaction, the other transactions contemplated by this Agreement (other than immaterial or ministerial filings) or the Related Transaction. Subject to the Confidentiality Agreement, Section 5.3 and the Access Limitations, each party shall promptly inform the other party and, if in writing, furnish the other party with copies of (or, in the case of material oral communications, advise the other party orally of) any communication from any Governmental Entity (other than immaterial communications) regarding the Transaction, the other transactions contemplated by this Agreement or the Related Transaction, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Entity. If either party or any Representative of such party receives a request for additional information or documentary material from any Governmental Entity (other than immaterial communications) with respect to the Transaction, the other transactions contemplated by this Agreement or the Related Transaction, then such party will use its reasonable best efforts to make, or cause to be made, promptly and after consultation with the other party, an appropriate response in compliance with such request. Neither party will participate in, or permit its Representatives to participate in, any meeting with any Governmental Entity (other than immaterial communications) in connection with this Agreement, the Transaction, the other transactions contemplated by this Agreement (or make substantive oral submissions at meetings or in telephone or other conversations) or the Related Transaction unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives such other party a reasonable opportunity to attend and participate thereat. Subject to the Confidentiality Agreement, Section 5.3 and the Access Limitations, each party shall furnish the other party with copies of all filings, written submissions, correspondence, and material written communications between it and any such Governmental Entity (other than immaterial communications) with respect to this Agreement, the Transaction, the other transactions contemplated by this Agreement or the Related Transaction, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of filings or submissions of information to any such Governmental Entity. Purchaser and Seller may, as each deems reasonably advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.1 as “outside counsel only,” and such materials and the information contained therein shall be given only to the outside legal counsel and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel. Any materials provided pursuant to this Section 5.1(b) may be redacted consistent with the Access Limitations.

(c) Subject to the last sentence of this Section 5.1(c), Purchaser agrees to use reasonable best efforts to take any and all steps and actions that are lawful, necessary and proper to avoid, resolve or eliminate each and every impediment that may be asserted by any Governmental Entity under any Antitrust Law with respect to the transactions contemplated by this Agreement or the Related Transaction so as to enable the Closing and the consummation of the Related Transaction to occur expeditiously, but in no case later than the Outside Date, including, as applicable, proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise, (i) the sale, divesture or disposition of, or holding separate (through the establishment of a trust or otherwise), of the assets, properties and businesses of (x) the Business (including the Purchased Assets and the assets of any of the Purchased Controlled Companies) or (y) Purchaser and its Subsidiaries, (ii) the termination, modification or extension of existing relationships and contractual rights and obligations of the Business (including of the Purchased Controlled Companies), (iii) the establishment or creation of relationships and contractual rights and obligations of the Business (including of the Purchased Controlled Companies), (iv) the termination of any relevant venture or other arrangement of the Business (including of the Purchased Controlled Companies) and (v) any other change or restructuring of the Business (including of the Purchased Controlled Companies) (any such action, a “Regulatory Remedy”), in each case, as may be required to be taken in order to obtain any Regulatory Approval or avoid the entry of, or to effect the dissolution of, any decree, order, Judgment, injunction, temporary restraining order or other order in any litigation by any Governmental Entity, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by this Agreement or the Related Transaction; provided that Purchaser shall not be required to agree to any Regulatory Remedy that, individually or in the aggregate, (x) would reasonably be expected to significantly impair (1) the benefits of the Transaction and the other transactions contemplated by this Agreement to the Purchaser or (2) the value of the Business, taken as a whole, or (y) solely with respect to any Regulatory Remedy that relates to Purchaser’s or its Subsidiaries’ assets, properties or businesses (excluding the Business, the Purchased Assets and assets of any Purchased Controlled Company), (A) would result in the sale, divestiture, disposition of or holding separate (through the establishment of a trust or otherwise) of assets, properties or businesses that generated, in the aggregate, more than $50,000,000 in revenues during the fiscal year immediately preceding the date of this Agreement, or (B) consists of any of the Regulatory Remedies described in clauses (ii) through (v) of this Section 5.1(c). Upon the reasonable request of Purchaser, Seller shall, and shall cause its Affiliates to, use reasonable best efforts to cooperate with the Purchaser and its Affiliates and its and their Representatives in order to facilitate and help effectuate any of the actions described in this Section 5.1(c) prior to the Outside Date, by (A) entering into customary, mutually acceptable non-disclosure and clean team agreements with potential buyers of assets of the Purchased Controlled Companies or Purchased Assets, (B) reasonably assisting Purchaser with the preparation of a confidential information memorandum and/or “teaser” to assist in marketing any such assets and (C) providing reasonable access to customary due diligence materials, including providing potential buyers and their Representatives with reasonable access to senior management of the Seller and its Affiliates, participating in due diligence calls and taking any other actions as may be reasonably requested by Purchaser in connection with the marketing and sale of any such assets; provided that Seller shall not, and shall cause its Affiliates not to, take any such action (or agree to take any action) without the prior written consent of Purchaser. Nothing in this Section 5.1 shall require Seller or Purchaser to effectuate, or agree to effectuate, any Regulatory Remedy unless such Regulatory Remedy is conditioned upon the Closing and only effective following the Closing. In addition, Purchaser shall oppose, through and including litigation on the merits (which, for the avoidance of doubt, shall not include any appeal of any decree, order or Judgment following the imposition of a preliminary injunction (or its equivalent) by any Governmental Entity), any claim asserted in court or other forum by any Governmental Entity in order to avoid entry of, or to have vacated or terminated, any decree, order or Judgment (whether temporary, preliminary or permanent) in favor of any objection by any Governmental Entity with authority under any Antitrust Law that would restrain or prevent the Closing or the consummation of the Related Transaction by the Outside Date.

(d) Any provision in this Agreement notwithstanding, none of Seller, the other Seller Entities or any of their respective Affiliates (including, prior to the Closing, the Purchased Companies) shall under any circumstance be required to pay or commit to pay any amount or incur any obligation in favor of or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Person to obtain any Approval. Except as otherwise provided in this Agreement, including Section 8.2(b) and Section 10.6, none of Purchaser or any of its Affiliates, on the one hand, or Seller, the other Seller Entities or any of their respective Affiliates (including, prior to the Closing, the Purchased Companies), on the other hand, shall have any Liability whatsoever to the other party based on the failure, in and of itself, to obtain any Approvals that may be required in connection with the Transaction, the other transactions contemplated by this Agreement or the Related Transaction or because of the termination of any Contract or Permit as a result thereof. Purchaser acknowledges that no representation, warranty or covenant of Seller contained in the Transaction Documents shall be breached or deemed breached, and no condition shall be deemed not satisfied, based solely on (i) the failure to obtain any Approval, (ii) any such termination of a Contract or Permit or (iii) any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Approval or any such termination.

(e) Purchaser will not, and will not permit any of its Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner) any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Permits or Approvals of any Governmental Entity necessary to consummate the Transaction, the other transactions contemplated herein and the Related Transaction or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Transaction, the other transactions contemplated herein or the Related Transaction, or (iii) materially delay the consummation of the Transaction, the other transactions contemplated herein or the Related Transaction.

(f) Nothing in this Section 5.1 shall be applicable to the Pre-Closing Reorganization.

Section 5.2. Covenants Relating to Conduct of Business.

(a) Except as (i) set forth in Section 5.2 of the Seller Disclosure Schedules, (ii) required by applicable Law or Judgment or, (iii) expressly permitted, required or contemplated by the terms of this Agreement (including Section 5.13 and including under any provision of this Section 5.2) or (iv) Purchaser may otherwise consent to in writing (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Article VIII, Seller shall (and shall cause each other Seller Entity and each Purchased Controlled Company to) use reasonable best efforts to (A) conduct the Business in all material respects in the ordinary course of business and (B) preserve substantially intact the Business, including the goodwill and current relationships of the Seller Entities and Purchased Controlled Companies with Material Customers, Material Suppliers, Governmental Entities and any other Persons with which they have material business dealings in connection with, in each case, solely with respect to the Business.

(b) Without limiting the generality of Section 5.2(a), except as (i) set forth in Section 5.2 of the Seller Disclosure Schedules, (ii) required by applicable Law or Judgment or (iii) expressly required or contemplated by the terms of this Agreement (including Section 5.13), from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Article VIII, Seller shall not do, shall cause each other Seller Entity and each Purchased Controlled Company not to do, and with respect to any Purchased Non-Consolidated Venture shall not (and shall cause each other Seller Entity and each Purchased Controlled Company not to) authorize or consent to, solely to the extent that Seller, or such other Seller Entity or Purchased Controlled Company has the right, in its discretion, to authorize or consent to such actions, and subject to applicable Law or fiduciary duty, any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), in each case, solely with respect to the Business:

(i) except as may be required under any Benefit Plan or Seller Labor Agreement, (A) grant or announce to any Business Employee who is, or who reports directly to, the President of the Residential & Light Commercial Business, any material increase in compensation or benefits (provided that, with respect to any grant or announcement of any material increase in compensation or benefits to any Business Employee who reports directly to one of the direct reports of the President of the Residential & Light Commercial Business, Seller shall reasonably promptly provide to Purchaser information with respect to such increase), (B) accelerate or take any action to accelerate the vesting or time of payment of any compensation or benefits or fund or in any other way secure the payment, of compensation or benefits under any Purchased Controlled Company Benefit Plan, (C) grant any new awards, or amend or modify the terms of any outstanding awards, held by any Business Employee or any former employee or Service Provider of any Purchased Controlled Company under any Purchased Controlled Company Benefit Plan, (D) forgive any loans or issue any loans (other than routine travel advances issued in the ordinary course of business) to any Business Employee, or any former employee or Service Provider of any Purchased Controlled Company or (E) except in connection with any action in the ordinary course of business consistent with past practice that is not targeted at Business Employees and applies uniformly to Business Employees and other similarly situated employees of Seller or its Affiliates, become a party to, adopt, establish, enter into, commence participation in, materially amend or terminate any Purchased Controlled Company Benefit Plan or Seller Labor Agreement or any arrangement that would be a Purchased Controlled Company Benefit Plan or Seller Labor Agreement if in effect as of the date hereof, with respect to the Business Employees;

(ii) (A) hire or terminate (other than for cause or due to permanent disability) the employment of any Business Employee who is, or who reports directly to, the President of the Residential & Light Commercial Business (provided that, with respect to any hiring or termination of any Business Employee who reports directly to one of the direct reports of the President of the Residential & Light Commercial Business, Seller shall reasonably promptly provide to Purchaser information on any hiring or firing of any such Business Employees), (B) implement any employee layoffs, furloughs, reductions in force, reductions in compensation, hours or benefits, work schedule changes or other similar actions that trigger the WARN Act or any similar Law (other than in connection with enterprise-wide actions by Seller that do not adversely impact the value of the Business other than in a de minimis respect), (C) transfer the employment of, change the duties, authorities or responsibilities of, or take any other action (other than termination of employment) that would cause any employee of Seller and its Affiliates that is not a Business Employee to become, or that would cause a Business Employee to no longer be, a Business Employee, in each case, other than as contemplated by this Agreement or (D) voluntarily recognize or certify any new labor union, works council, bargaining representative, or any other similar organization as the bargaining representative for any Business Employee;

(iii) (A) authorize or effect any amendment to or change the organizational documents of any Purchased Company (including any Purchased Venture Governing Documents), whether by merger, consolidation or otherwise, or (B) split, combine or reclassify the outstanding equity interests of any Purchased Company;

(iv) (A) issue, sell, pledge or dispose of, or authorize the issuance, sale, pledge or disposal of, any equity interests of any Purchased Company (other than in connection with cash management practices in the ordinary course of business), (B) issue, sell, pledge or dispose of, or authorize the issuance, sale, pledge or disposal of any options, warrants, or other rights to purchase or obtain any of any equity interests of any Purchased Company or (C) redeem, repurchase or otherwise acquire any equity interests of any Purchased Company, in each case, other than to or from another Purchased Company or as contemplated by the Purchased Venture Governing Documents;

(v) except for the transactions among any of the Seller Entities, the Purchased Companies and their respective Affiliates (including intercompany loans and other transactions related to treasury activities) that will be extinguished prior to or at the Closing, incur or guarantee any Indebtedness for borrowed money by the Purchased Controlled Companies, other than (x) in the ordinary course of business, or (y) for an aggregate principal amount not exceeding $10,000,000;

(vi) acquire any assets outside of the ordinary course of business from any other third party with a value or purchase price in the aggregate in excess of $5,000,000;

(vii) make any acquisition of any businesses or any corporation, partnership, limited liability company, other business organization or division thereof or any equity interest therein by a Purchased Company in excess of $15,000,000, inclusive of any amounts or value potentially payable in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation (other than any capital expenditure, which is governed by Section 5.2(b)(xviii));

(viii) transfer, sell, license, lease, pledge, abandon, allow to lapse, dispose of or encumber (other than Permitted Liens) any assets, licenses, rights or businesses or interests therein of the Purchased Companies (in each case, other than with respect to Intellectual Property, which is governed by Section 5.2(b)(ix)) in excess of $15,000,000, other than (x) in the ordinary course of business (including with respect to inventory or obsolete property), or (y) sales, pledges, dispositions or encumbrances of businesses or assets to a Purchased Company;

(ix) sell, assign, license, sublicense, intentionally abandon, permit to lapse, transfer, dispose of or encumber (other than Permitted Liens) any Transferred IP or Controlled Business IP or, to the extent controlled by Seller, any of its Affiliates or any Purchased Controlled Company, any Other Business IP, in each case, that is material to the Business, other than (x) non-exclusive licenses and sub-licenses granted in the ordinary course of business, or (y) the abandonment, disposal, lapse or expiry of Intellectual Property at the end of the applicable statutory terms;

(x) grant any licenses, covenants not to sue or other rights in or to the Licensed IP that would conflict with the terms of the Trademark License Agreement or the Ducted Patent License Agreement, in each case, in the form annexed to this Agreement as of the date hereof;

(xi) acquire any interest in real property by a Purchased Controlled Company in excess of $5,000,000 or lease (as lessee) any real property or exercise any option to extend any Transferred Leases providing for annual payments in excess of $5,000,000;

(xii) commence, settle or compromise any Proceeding involving any Asset Selling Entity (in connection with the Business) or any Purchased Company other than Proceedings regarding Taxes, in each case, other than in the ordinary course of business for any Proceeding and, in the case of settlements or compromises, involving amounts of $5,500,000 or less as its sole remedy or otherwise relating to the Transaction, the Related Transaction or the transactions contemplated hereby;

(xiii) make any change in any method of financial accounting or financial accounting practice or policy applicable to the Business, other than such changes as are required by changes in GAAP (or any interpretation thereof) or applicable Law;

(xiv) except for transactions among the Seller Entities, the Purchased Companies and their respective Affiliates, (A) terminate (excluding expiration), assign, materially modify or amend, or otherwise intentionally waive or release or assign any material right, claim or benefit under any Material Contract (to the extent related to the Business), in each case, other than in the ordinary course of business, (B) modify or amend any payment terms under any Material Contract with any Material Customer or Material Supplier other than in the ordinary course of business or (C) enter into a Contract if such Contract would have been a Material Contract obligating a Purchased Controlled Company as of the date of this Agreement other than in the ordinary course of business;

(xv) except for transactions among the Seller Entities, the Purchased Controlled Companies and their respective Affiliates (including intercompany debt arrangements and intercompany pledge arrangements for cash management purposes, and transactions pursuant to cash pooling arrangements) make any loans, advances or guarantees to, or investments in, any other Person in excess of $1,000,000 individually or $5,000,000 in the aggregate (excluding advances of expenses to employees in the ordinary course of business);

(xvi) merge or consolidate with any Person;

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or voluntarily file for bankruptcy with respect to any Purchased Company;

(xviii) amend or modify any Business Permit in any material respect, other than in the ordinary course of business or as required by a Governmental Entity;

(xix) incur any capital expenditures in excess of $5,000,000 individually or $10,000,000 in the aggregate, during any twelve (12)-month period payable by any Purchased Company, other than in accordance with the capital expenditure budget for the Business;

(xx) (A) cancel or terminate any Insurance Policies covering the Business, or (B) modify or reduce in any material respect any Insurance Policies covering the Business, in each case of clauses (A) and (B), in a manner that disproportionately modifies or reduces coverage for the Business relative to coverage for Seller;

(xxi) (A) make, change or revoke any material election related to Taxes, (B) settle, compromise or otherwise resolve any material Tax liability, (C) enter into any closing agreement related to Tax, (D) consent to any extension or waiver of the limitations period applicable to any claim or assessment in respect of Taxes (other than any automatic or customary extension or waiver obtained in the ordinary course), (E) file any amended income or other material Tax Return, (F) enter into any agreement dealing with Tax sharing, allocation, indemnity or distribution (other than any such agreement entered into in the ordinary course of business the primary subject matter of which does not relate to Taxes), (G) surrender any right or claim to a material refund of Taxes, (H) change tax residence, (I) except in connection with operating the business in the ordinary course, which for the avoidance of doubt would include expansion activities, create any office or fixed place of business or become subject to direct Tax (excluding any value added or similar Tax that arises solely because sales are made to customers in the applicable jurisdiction) in a country other than the country in which the relevant Purchased Controlled Company is organized, or (J) change any taxable period or any material Tax accounting method, in each case, if any such action would reasonably be expected to have a non-de minimis impact on the Tax liability of the Purchaser, its Affiliates or the Purchased Controlled Companies for any taxable period ending after the Closing Date; or

(xxii) authorize any of, or commit or agree to take, whether in writing or otherwise, or do any of, the foregoing actions.

(c) Anything to the contrary in this Agreement notwithstanding, the parties hereto acknowledge and agree that nothing in this Section 5.2 shall be deemed to (i) limit the transfer, use or disposal of Excluded Assets prior to, at or after the Closing, (ii) limit the transfer, use or disposal of Cash Amounts prior to 11:58 p.m. on the Closing Date.

(d) Anything to the contrary in this Agreement notwithstanding, nothing in this Section 5.2 shall prohibit or otherwise restrict in any way the operation of the business of Seller or any of its Affiliates, except solely with respect to the conduct of the Business by Seller, any Seller Entity and the Purchased Companies.

(e) Anything to the contrary in Section 5.2(b) notwithstanding, in the event (i) a Purchased Non-Consolidated Venture takes or commits or agrees to take any of the actions set forth in Section 5.2(b) and (ii) Seller, each other Seller Entity and each Purchased Controlled Company have each complied with their respective obligations set forth in Section 5.18(b) related to such Purchased Non-Consolidated Venture, any such actions shall not be included for purposes of calculating the applicable maximum aggregate dollar amount relating to such action set forth in Section 5.2(b).

Section 5.3. Confidentiality. Each of Purchaser and Seller acknowledge that the information being provided to it in connection with the Transaction and the other transactions contemplated hereby is subject to the terms of that certain confidentiality agreement between Purchaser and Seller, dated as of October 5, 2022 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference in their entirety and shall, subject to this Section 5.3, survive the Closing in accordance with such terms; provided that actions taken by the parties hereunder to the extent necessary in order to comply with their respective obligations under Section 5.1 hereunder shall not be deemed to be in violation of this Section 5.3 or the Confidentiality Agreement; provided, further, that the foregoing proviso shall not affect Section 5.1(b) to the extent that Section 5.1(b) specifies that it is subject to this Section 5.3 or the Confidentiality Agreement. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Business; provided that each of Purchaser and Seller acknowledges that its obligations of confidentiality and non-disclosure set forth in the Confidentiality Agreement with respect to any and all other information provided to it by or on behalf of the other party or any of its respective Affiliates or Representatives concerning the other party any of its respective Affiliates (other than with respect to the Business), or information provided by Seller or any of its Affiliates regarding any Excluded Assets or Retained Liabilities (including any Retained Business), shall survive any termination or expiration of the Confidentiality Agreement.

Section 5.4. Access to Information; Records Retention.

(a) Seller shall, and shall cause the other Seller Entities (and, prior to the Closing, the Purchased Controlled Companies) to, (i) from the date of this Agreement until the earlier of Closing or the termination of this Agreement in accordance with its terms, afford to Purchaser, its Affiliates and its and their Representatives reasonable access, upon reasonable notice, to the offices, properties, Contracts, Permits, Books and Records and personnel of Seller and any other Seller Entity (solely in connection with and pertaining to the Business) and the Purchased Controlled Companies reasonably requested by Purchaser for any reasonable bona fide purpose hereunder reasonably required in connection with the Transaction, including as reasonably requested in order to facilitate a smooth transition of treasury activities at the Closing (including to determine that such Purchased Controlled Companies will be able to continue operations for a period of at least thirty (30) days following the Closing and fulfill their respective payment obligations following the Closing), and (ii) from the date of this Agreement until the date that is ten (10) years after the Closing Date, use reasonable best efforts to furnish to Purchaser, its Affiliates and its and their Representatives, at Purchaser’s expense, such financial and operating data and other information relating to the Business with respect to the period prior to the Closing as such Persons may reasonably request to prepare financial statements of the Business in accordance with International Financial Reporting Standards; provided that Seller shall make available, or cause the Purchased Controlled Companies to make available, Business Employee personnel files to the Purchased Controlled Companies with permitted access only after the Closing Date and, with respect to any Business Employees, if and when Purchaser provides Seller with notice that the applicable Business Employees have provided Purchaser with a release permitting transfer of those files (provided that Seller shall not be obligated to make, or cause to be made, available medical records, workers compensation records or the results of any drug testing); provided, further, that, prior to the Closing, Purchaser shall not perform or conduct any title or survey work or any investigation commonly referred to as a Phase II environmental site assessment, including with respect to soil, sediment, surface water, ground water or other environmental media, and shall not perform or conduct any testing or sampling of any building material at, on, under or within the Owned Property or the Leased Property (including any facility on the Owned Property or the Leased Property), or any other property or facility of the Seller Entities, the Purchased Companies or any of their respective Affiliates; and provided, further, that this Section 5.4(a) shall not obligate Seller to create any information or reports that do not already exist at the time of such request, where such creation would require the incurrence of non-de minimis expenditures or non-de minimis effort by Seller or its personnel.

(b) Notwithstanding anything to the contrary set forth in this Agreement, none of Seller, any other Seller Entities or any Purchased Company shall be required to provide access to Purchaser, its Affiliates or any of its and their Representatives to any offices, properties, Contracts, Permits, Books and Records or personnel (i) if doing so would violate any applicable Law, Judgment or bona fide privacy policy, (ii) if Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, are adverse parties in a Proceeding and such information is reasonably pertinent thereto, (iii) in the case of Seller and its Affiliates, to the extent any such Books and Records are related to the sale or divestiture process conducted by Seller for the Business, or Seller’s or its Affiliates’ and direct or indirect equityholders’ (or their respective Representatives’) evaluation of the Business in connection therewith, including projections, financial and other information relating thereto, (iv) to the extent any such properties or Books and Records include any trade secret or sensitive information, the disclosure of which would be expected to cause material harm to the disclosing Person as determined by the disclosing Person in good faith and in its reasonable discretion, or (v) if, upon the advice of counsel, such access or disclosure would jeopardize any legal privilege (including attorney work product doctrine and attorney-client privilege) (the foregoing clauses (i) through (v), the “Access Limitations”); it being understood that Seller shall use its reasonable best efforts to provide such access in a manner that would not violate the Access Limitations, including using reasonable best efforts to obtain any necessary consents or waivers or enter into confidentiality agreements, clean team agreements or joint defense agreements.

(c) Purchaser agrees that any investigation undertaken pursuant to the access granted under Section 5.4(a) shall be conducted during normal business hours and otherwise in such a manner as not to unreasonably interfere with the operation of the Business, and none of Purchaser or any of its Affiliates or its or their Representatives shall communicate with any of the employees of Seller, its Affiliates or the Purchased Companies without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) Purchaser agrees to hold all the Books and Records (i) included in the Purchased Assets and (ii) transferred in connection with the acquisition of the RLC Ductless Business, in each case, existing on the Closing Date, and to not destroy or dispose of any thereof for a period of ten (10) years from the Closing Date or such longer time as may be required by applicable Law. For the avoidance of doubt, this Section 5.4(d) shall not apply to Tax Returns acquired either pursuant to Section 2.4(n) or transferred in connection with the acquisition of the RLC Ductless Business, which shall be solely governed by Section 6.7(b). During such period, Purchaser shall, and shall cause its Affiliates (including the Purchased Controlled Companies) to, afford Seller, its Affiliates and its and their Representatives reasonable access to such Books and Records, including to any financial statements with respect to the prior and current fiscal year of any of the Purchased Controlled Companies and to the personnel of the Purchased Controlled Companies for any purpose reasonably related to Seller’s enforcement of any rights and determination of any obligations it may have in relation to the Business towards third parties or any audit, de-consolidation or other accounting matter, relating to periods preceding the Closing Date. Seller agrees that any investigation undertaken pursuant to the access granted under this Section 5.4(d) shall be conducted during normal business hours and otherwise in such a manner as not to unreasonably interfere with the operation of the Business, and none of Seller or any of its Affiliates or its or their Representatives shall communicate with any of the employees of Purchaser, its Affiliates or the Purchased Companies without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. Seller’s access rights under this Section 5.4(d) shall be subject to the Access Limitations set forth in Section 5.4(b), applying mutatis mutandis.

(e) Seller agrees to hold all the Books and Records related to the Business existing on the Closing Date (to the extent not transferred or delivered to Purchaser on or after the Closing), and to not destroy or dispose of any thereof for a period of ten (10) years from the Closing Date or such longer time as may be required by applicable Law. During such period, Seller shall, and shall cause its Affiliates to, afford Purchaser, its Affiliates and its and their Representatives reasonable access to such Books and Records for any purpose reasonably related to Purchaser’s enforcement of any rights and determination of any obligations it may have in relation to the Business to third parties, or any audit, de-consolidation or other accounting matter relating to periods preceding the Closing Date. Purchaser agrees that any investigation undertaken pursuant to the access granted under this Section 5.4(e) shall be conducted during normal business hours and otherwise in such a manner as not to unreasonably interfere with the operation of the businesses of Seller and its Affiliates, and none of Purchaser or any of its Affiliates or its or their Representatives shall communicate with any of the employees of Seller or its Affiliates without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. Purchaser’s access rights under this Section 5.4(e) shall be subject to the Access Limitations set forth in Section 5.4(b), applying mutatis mutandis.

Section 5.5. Publicity. The initial press release with respect to the Transaction shall be a joint press release and has been agreed upon by Seller and Purchaser. Other than such joint press release, no party to this Agreement nor any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement, the Transaction or the other transactions contemplated by this Agreement (including any Regulatory Remedy) without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or the applicable requirements of securities exchange rules, in which case such party shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided that, without the consent of the other party, the disseminating party may disseminate information substantially similar in tone and substance to information included in a press release or other document previously approved for public distribution by the other parties hereto.

Section 5.6. Intercompany Accounts and Intercompany Arrangements; Transition Services.

(a) Immediately prior to the Closing, all intercompany balances and accounts (other than accounts set forth in Section 5.6 of the Seller Disclosure Schedules) between the Seller Entities and any of their Affiliates (other than the Purchased Controlled Companies), on the one hand, and the Purchased Controlled Companies, on the other hand, shall be settled or otherwise eliminated in such a manner as the Seller Entities shall determine in their sole discretion (including by the Seller Entities or any of their Affiliates removing from any Purchased Controlled Company all Cash Amounts or funds from cash pools by means of dividends, distributions, contribution, the creation or repayment of intercompany debt, increasing or decreasing of cash pool balances or otherwise). Intercompany balances and accounts solely among any of the Purchased Companies shall not be affected by this provision. Immediately prior to the Closing, except for the Transaction Documents to be entered into in connection with this Agreement, as set forth on Section 5.6 of the Seller Disclosure Schedules, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, between the Seller Entities or their Affiliates (other than the Purchased Controlled Companies), on the one hand, and the Purchased Controlled Companies, on the other hand, shall be terminated without further payment or performance and cease to have any further force and effect, such that no party thereto shall have any further obligations therefor or thereunder. Notwithstanding anything in this Article V to the contrary, the Seller Entities and their Affiliates shall be permitted to transition any Purchased Controlled Company out of any cash pool that includes Affiliates of the Seller Entities (other than any cash pool solely between the Purchased Controlled Companies).

(b) From the date of this Agreement to the Closing Date, if any services (other than services set forth on Exhibit A to the Transition Services Agreement) that have been provided on a recurring basis during the twelve (12)-month period immediately prior to the Closing Date not set forth in the schedules attached to the Transition Services Agreement are, to the Knowledge of Seller, reasonably necessary to conduct the Business, then Seller shall provide notice to Purchaser describing such services, and upon receipt of such notice, Purchaser may elect to include such services as a Service (as defined under the Transition Services Agreement) provided thereunder; provided, however, that the failure to provide such notice shall not be a breach of this Agreement for purposes of Section 7.2. The parties shall use reasonable best efforts to document such services as soon as reasonably practicable in accordance with the process set forth in Section 2.10 of the Transition Services Agreement (including with respect to term and fees for such services). In addition, Purchaser and Seller shall each designate up to three (3) individuals to serve on a joint working group (the “Joint Transitional Working Group”), and the Joint Transitional Working Group shall reasonably cooperate in good faith from the date of this Agreement to the date of expiration or termination of the Transition Services Agreement with respect to the services to be provided under the Transition Services Agreement as well as the operations of the Business from and following the Closing, in accordance with the principles set forth in Exhibit L hereto.

Section 5.7. Employee Matters.

(a) Continuation of Employment.

(i) Subject to Section 5.7(a), prior to the Closing, Seller shall (or shall cause the Asset Selling Entities to) transfer the employment of each Business Employee who is not employed by a Purchased Controlled Company to a Purchased Controlled Company as designated by Seller, except for cases where the transfer requires the individual Business Employee’s consent in which case Seller shall (or shall cause the Asset Selling Entities to) use reasonable best efforts to obtain such Business Employee’s consent. Notwithstanding the foregoing, to the extent any such Business Employee cannot practicably be transferred to a Purchased Controlled Company, subject to Section 5.7(a), Purchaser shall extend, or shall cause an Affiliate of Purchaser to extend, an offer of employment to such employee on terms consistent with this Section 5.7, with employment to be subject to and contingent upon the Closing and effective as of the Closing; provided that Purchaser shall not be required to extend an offer of employment to any Business Employee who is receiving long-term disability benefits as of the Closing Date other than in accordance with Section 5.7(f).

(ii) Each Purchased Controlled Company Employee, each other Business Employee whose employment continues by operation of Law, each Business Employee who accepts Purchaser’s offer of employment pursuant to this Section 5.7(a) and each Business Employee who accepts an offer of employment from Purchaser in accordance with Section 5.7(f) shall be referred to herein as a “Transferred Business Employee.” Except as otherwise expressly set forth herein, from and after the Closing, Seller and its Affiliates shall retain all Liabilities under Seller Benefit Plans, and Purchaser and its Affiliates shall assume or retain, as applicable, all Liabilities under Purchased Controlled Company Benefit Plans.

(iii) Purchaser shall, or shall cause an Affiliate to, use its reasonable best efforts, and Seller and its Affiliates shall cooperate in good faith to enable Purchaser, to establish systems for payroll administration and processing in respect of Transferred Business Employees prior to the Closing. Notwithstanding anything herein to the contrary, if, as of the Closing, Purchaser or its Affiliate has not established its own payroll systems in any country or jurisdiction in which a Transferred Business Employee is located, then (A) such Business Employee shall remain employed by Seller or its Affiliate, as applicable, and shall not transfer employment to Purchaser until such payroll systems are established, and (B) Seller and Purchaser shall cooperate in good faith to promptly negotiate a mutually agreeable secondment agreement pursuant to which each such Business Employee would provide services to Purchaser and its Affiliates but remain on Seller Benefit Plans and on the payroll systems of Seller or its Affiliate, as applicable, until such time as the payroll systems of Purchaser or its Affiliate are established; provided, however, that to the extent such Business Employee’s provision of services to Purchaser through a secondment agreement is not permitted by applicable local Law, the relevant Business Employee shall transfer to Purchaser or its Affiliate and Seller or its Affiliate shall provide the required payroll services to Purchaser or its Affiliate for the respective Business Employee under the Transition Services Agreement, which shall be amended as necessary, until such time as the payroll systems of Purchaser or its Affiliate are established. Any such secondment or transition services arrangement shall be on market terms.

(b) Terms and Conditions of Employment. With respect to each Transferred Business Employee who is not covered by a collective bargaining or other labor Contract, Purchaser shall (i) maintain, for a period of at least twelve (12) months following the Closing Date (or, if shorter, until a termination of employment of such Transferred Business Employee, or any longer period if required by applicable Law), (A) the same wage rate or base salary level in effect for such Transferred Business Employee immediately prior to the Closing, (B) incentive compensation opportunities for such Transferred Business Employee that are no less favorable in the aggregate to those in effect immediately prior to the Closing, and (C) employee benefits that are no less favorable, in the aggregate, to those in effect for such Transferred Business Employees immediately prior to the Closing; and (ii) provide employment at the same location at which the applicable Transferred Business Employee is employed as of immediately prior to the Closing. The compensation, benefits (including those benefits covered by Section 5.7(c) through Section 5.7(j)) and work location of Transferred Business Employees who are covered by a collective bargaining or other labor Contract shall be provided in accordance with the applicable Contract and Law. As of and after the Closing, Purchaser shall provide to each Transferred Business Employee full credit for all purposes under any Purchased Controlled Company Benefit Plan and each other employee benefit plan, policy or arrangement by Purchaser or any of its Affiliates for such Transferred Business Employee’s service prior to the Closing with Seller, any of its Affiliates or any Purchased Company, to the same extent such service is recognized by Seller, its Affiliates and the Purchased Companies immediately prior to the Closing; provided, that such service shall not be credited for purposes of benefit accrual under any defined benefit pension plan, deferred compensation plans or retiree health and welfare plans, or to the extent it would result in a duplication of benefits.

(c) Health Coverages. Purchaser shall use reasonable best efforts to cause each Transferred Business Employee and his or her eligible dependents to be covered on and after the Closing by a group health plan or plans maintained by Purchaser or any of its Affiliates to the extent that such Transferred Business Employee was a participant in the group health plans of Seller and its Affiliates as of the Closing that (i) do not limit or exclude coverage on the basis of any preexisting condition of such Transferred Business Employee or dependent (other than any limitation already in effect under the applicable group health Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the applicable group health Benefit Plan and (ii) provide each Transferred Business Employee full credit under Purchaser’s or such Affiliate’s group health plans for the year in which the Closing Date occurs, for any deductible or co-payment already incurred by the Transferred Business Employee under the applicable group health Benefit Plan and for any other out-of-pocket expenses that count against any maximum out-of-pocket expense provision of the applicable group health Benefit Plan or Purchaser’s or such Affiliate’s group health plans.

(d) Severance. In the event that a Business Employee does not, for any reason, continue or accept employment with Purchaser or its Affiliates in connection with the consummation of the transactions contemplated by this Agreement, which results in any obligation, contingent or otherwise, of Seller or any of its Affiliates to pay any severance or other benefits to any Business Employee or any additional Liability in connection therewith, all such Liabilities shall be the sole responsibility of Seller and its Affiliates; provided, however, that in the event of a termination of employment of a Business Employee solely as a result of Purchaser and its Affiliates’ failure to make an offer of employment that complies with this Section 5.7, and Purchaser shall reimburse Seller for any severance or termination benefits incurred by Seller and its Affiliates. With respect to each Transferred Business Employee whose employment with Purchaser and its Affiliates is terminated without “cause” during the period commencing on the Closing Date and ending twelve (12) months after the Closing Date, Purchaser shall provide such Transferred Business Employee with severance benefits equal in value to the severance benefits determined in accordance with the applicable policy set forth on Section 5.7(d) of the Seller Disclosure Schedules, in each case, taking into account such Transferred Business Employee’s service with Seller, its Affiliates and the Purchased Companies prior to the Closing and with Purchaser, its Affiliates and the Purchased Companies on and after the Closing.

(e) Accrued Vacation, Sick Leave and Personal Time. Purchaser will recognize and assume all Liabilities with respect to accrued but unused vacation time as of immediately prior to the Closing for all Transferred Business Employees (including any Liabilities to Transferred Business Employees for payments in respect of earned but unused vacation time that arise as a result of the transfer of employment contemplated by this Section 5.7). Purchaser shall allow Transferred Business Employees to use the vacation, sick leave and personal time recognized or established in accordance with the first sentence of this Section 5.7(e) in accordance with the terms of Seller’s, its applicable Affiliates’ and the Purchased Companies’ programs in effect immediately prior to the Closing Date (in addition to, and not in lieu of, any vacation accrued under the applicable vacation plans or policies of Purchaser, its Affiliates or the Purchased Companies on or following the Closing).

(f) Long-Term Disability Benefits; CBA Leave. Seller shall be responsible for providing long-term disability benefits to any Business Employee who was on long-term disability leave immediately prior to the Closing Date and who is not an International Business Employee. If any such Business Employee who is receiving long-term disability benefits as of the Closing Date is, within six (6) months following the Closing Date (or such longer period as may be required by applicable Law or any applicable collective bargaining or other labor Contract), able to return to work, Purchaser shall offer employment to such Business Employee on terms consistent with those provided under Section 5.7(b) and, for the avoidance of doubt, each such Business Employee who accepts Purchaser’s offer shall become a Transferred Business Employee. With respect to any such Business Employee who accepts Purchaser’s offer pursuant to this Section 5.7(f), references in this Section 5.7 to “Closing” or “Closing Date” will be deemed to mean the date on which such employee actually transfers to and commences employment with Purchaser. Purchaser shall return to work any inactive Business Employee who is subject to a collective bargaining or other labor Contract and who is on a leave of absence as of the Closing Date, but who subsequently becomes able to return to work within the period provided in the collective bargaining or other labor Contract that applied to him or her immediately prior to the Closing Date (or such longer period as may be required by applicable Law).

(g) 401(k) Plan. Effective at the Closing, Purchaser shall establish participation by the Transferred Business Employees in Purchaser’s tax-qualified defined contribution plan or plans with a cash or deferred feature (the “Purchaser 401(k) Plan”) for the benefit of each Transferred Business Employee who, as of immediately prior to the Closing, was eligible to participate in a tax-qualified defined contribution plan maintained by Seller or its Affiliates (collectively, the “Seller 401(k) Plans”). As soon as practicable after the Closing Date, the Seller 401(k) Plans shall, to the extent permitted by Section 401(k)(10) of the Code, make distributions available to Transferred Business Employees, and the Purchaser 401(k) Plan shall accept any such distribution (including loans) as a rollover contribution if so directed by the applicable Transferred Business Employee.

(h) Flexible Spending Accounts. Seller and Purchaser shall take all actions necessary or appropriate to terminate the Transferred Business Employees’ participation in the applicable flexible spending plan of Seller or its Affiliates, and use reasonable best efforts to commence such Transferred Business Employees’ participation in Purchaser’s and its applicable Affiliate’s flexible spending plans(s), as applicable and, in each case, effective as of the Closing Date.

(i) Annual Bonuses. Purchaser or its applicable Affiliate shall continue any Benefit Plan that is a cash-based annual bonus or commission plan for the year in which the Closing occurs solely with respect to the Transferred Business Employees and will pay such annual bonuses or commissions to the Transferred Business Employees for the year in which the Closing occurs at such time as Seller or its applicable Affiliate has historically paid such bonuses and commissions, subject to each such Transferred Business Employee’s continued employment with Purchaser and its Affiliates through the date of payment; provided that each Transferred Business Employee’s bonus or commission in respect of the year in which the Closing occurs shall not be less than the amount of such annual bonus or commission in respect to such Transferred Business Employee accrued by Seller and its Affiliates immediately prior to Closing and in the ordinary course of business consistent with past practice (the “Pre-Closing Bonus Amount”).

(j) COBRA. As of the Closing Date, (i) all former employees of any Purchased Controlled Company that have elected or are eligible to elect continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (as amended, “COBRA”) and receive welfare benefit coverage pursuant to Seller’s welfare benefit plans shall continue to be entitled to receive health benefits pursuant to Seller’s welfare benefit plans and (ii) Seller shall remain responsible for satisfying any and all Liabilities arising under Section 4980B of the Code or the regulations thereunder with respect to all former employees of any Purchased Controlled Company receiving COBRA continuation coverage as of the Closing Date (including any beneficiaries or dependents thereof).

(k) Collective Bargaining Agreements. Purchaser agrees that as of and following the Closing Date, Purchaser shall recognize the unions and works councils that are signatories to the collective bargaining or other labor Contracts covering Transferred Business Employees as the Representatives of the Transferred Business Employees of the bargaining units described therein.

(l) Treatment of International Business Employees. The following terms and conditions shall, in addition to the applicable terms and conditions of this Section 5.7, apply to International Business Employees who become Transferred Business Employees (“Transferred International Business Employees”):

(i) In the case of Transferred International Business Employees, Purchaser and its Affiliates shall, in addition to meeting the applicable requirements of this Section 5.7, comply with any additional obligations or standards arising under applicable Laws or Contracts governing the terms and conditions of their employment or severance of employment in connection with the Transaction or otherwise.

(ii) In the event that Purchaser and its Affiliates, with respect to any Transferred International Business Employee, either (A) do not provide benefit plans that are no less favorable in the aggregate than to those that are in effect for such Transferred International Business Employee as of immediately prior to the Closing, or (B) amend or otherwise modify at or after the Closing any such International Benefit Plan that is a Purchased Controlled Company Benefit Plan or other term of condition of employment applicable to such Transferred International Business Employee, to the detriment of such Transferred International Business Employee which, in either case of clause (A) or (B), results in any obligation, contingent or otherwise, of Seller or its Affiliates to pay any severance or other benefits (including such benefits required under applicable Laws) to any Transferred International Business Employee or any additional Liability incurred by Seller and its Affiliates in connection therewith, Purchaser shall, and shall cause its Affiliates to, reimburse and otherwise indemnify and hold harmless Seller and its Affiliates for all such severance and other benefits and other Liabilities arising from or related to any such action or omission on similar terms as provided in Section 5.7(d).

(iii) In the case of any International Benefit Plan that is not a Purchased Controlled Company Benefit Plan, Seller or its Subsidiaries, as the case may be, shall take any necessary actions to cause, effective as of the Closing, any International Business Employees and former international employees of any Purchased Controlled Company (and their respective eligible dependents and beneficiaries) who are participating in any International Benefit Plan to cease participation in such International Benefit Plan. Except as otherwise provided by applicable Law, (A) with respect to any International Benefit Plan that is not a Purchased Controlled Company Benefit Plan that is a funded defined benefit or a funded defined contribution plan, Seller or its applicable Affiliate shall retain all assets and Liabilities with respect to such International Benefit Plan and their eligible dependents and beneficiaries and (B) with respect to any International Benefit Plan that is not a Purchased Controlled Company Benefit Plan that is an unfunded defined benefit or unfunded defined contribution plan, Purchaser shall assume or shall cause to be assumed all Liabilities with respect to International Business Employees and former international employees of any Purchased Controlled Company (and their respective eligible dependents and beneficiaries).

(m) Commingled Plans. For any Purchased Controlled Company Benefit Plan that is currently commingled with any Seller Entity or has participation of any employees that are not Transferred Business Employees (such as the Japan CPP DB Plan), the Seller or its Subsidiaries, as the case may be, shall take any necessary actions to cause, effective as of the Closing, any employees and former employees who are not Transferred Business Employees (and their respective eligible dependents and beneficiaries) who are participating in such Purchased Controlled Company Benefit Plan to cease participation in such Purchased Controlled Company Benefit Plan, and to remove any Seller Entities from such Purchased Controlled Company Benefit Plan prior to Closing.

(n) Immigration Compliance. Purchaser agrees that, from and after the Closing Date, it will, or will cause its applicable Affiliate to, continue to process and support green card, immigration matters or similar applications that are in process in respect of Transferred Business Employees as of the Closing Date.

(o) No Third-Party Beneficiaries. Without limiting the generality of Section 10.4, the provisions of this Section 5.7 are solely for the benefit of the parties hereto and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Benefit Plan or other employee benefit plan for any purpose or prevent Purchaser or any of its Affiliates from amending or terminating any of its benefit plans or, after the Closing, any Purchased Company Benefit Plan in accordance their terms, confer upon any Transferred Business Employee any right with respect to continued employment by Purchaser or any of its Affiliates or interfere with any right of Purchaser or any of its Affiliates, after the Closing, to terminate the employment of any Transferred Business Employee at any time, with or without cause.

Section 5.8. Financial Obligations. At or prior to the Closing, Purchaser shall, at its sole expense (and Seller shall, and shall cause its Affiliates to, cooperate in connection with such efforts, at Seller’s sole expense) (a) remove or replace the letters of credit, surety, guarantees, performance and similar bonds listed on Section 5.8 of the Seller Disclosure Schedules, and shall use reasonable best efforts to remove or replace any other letters of credit, surety, guarantees, performance and similar bonds entered into by or on behalf of Seller, any Asset Selling Entity or any of their respective Affiliates (other than the Purchased Companies) in connection with or relating to the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Companies (collectively, “Credit Enhancements”) or (b) assume or use reasonable best efforts to assume, as applicable, all obligations under each such Credit Enhancement, and obtain from the creditor or other counterparty a full and irrevocable release of Seller and its Affiliates that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other Liabilities to a counterparty in connection with such Credit Enhancements. To the extent any such Credit Enhancement is not removed or replaced, or the relevant Seller Entity is not released thereunder, prior to the Closing, Purchaser shall (x) use reasonable best efforts to cause each of the Credit Enhancements that are not replaced as of the Closing to be replaced no later than twelve (12) months following the Closing Date and (y) indemnify and hold harmless Seller and its Affiliates against, and reimburse Seller and its Affiliates for, any and all Liabilities sustained or incurred by Seller or any of its Affiliates in connection with such Credit Enhancements, including Seller’s and any of its Affiliates’ expenses in maintaining such Credit Enhancements (for the avoidance of doubt, excluding attorneys’ fees of Seller’s or its Affiliates’ Representatives), whether or not any such Credit Enhancement is drawn upon or required to be performed, and shall in any event promptly and in no event later than three (3) Business Days after written demand therefor from Seller, reimburse Seller and any of its Affiliates to the extent that any Credit Enhancement is called upon and Seller or any of its Affiliates makes any payment or incurs any Liability in respect of any such Credit Enhancement.

Section 5.9. Intellectual Property Matters.

(a) Purchaser acknowledges and agrees that (i) Seller and its Affiliates (other than the Purchased Companies) are retaining all right, title and interest in and to all Excluded Intellectual Property and (ii) except as provided in this Section 5.9, the Trademark License Agreement, the Ducted Patent License Agreement, the Transition Services Agreement or any other Contract entered into pursuant to the Transaction Documents, none of Purchaser, any of its Affiliates or any Purchased Companies will have any right to use any Excluded Intellectual Property (including the Seller Marks) after the Closing. None of Purchaser, any of its Affiliates or any Purchased Companies shall, at any time, seek to register or apply for any registration of any Excluded Intellectual Property (including any Seller Transitional Marks). Purchaser agrees that any and all goodwill arising from any use of the Seller Marks by Purchaser, its Affiliates or the Purchased Companies hereunder after the Closing will inure solely to the benefit of Seller and its Affiliates (other than, for the avoidance of doubt, the Purchased Companies).

(b) Subject to the terms and conditions set forth herein, effective as of the Closing, Seller hereby grants to (i) Purchaser and those Affiliates of Purchaser that are engaged in the conduct of the Business, and (ii) the Purchased Companies, in each case of (i) and (ii), with respect to all Seller Marks that were used in the Business as of the Closing Date, including the Seller Marks set forth on Section 5.9(b) of the Seller Disclosure Schedules (the “Seller Transitional Marks”) a non-exclusive, fully paid-up, royalty-free, non-assignable, non-sublicensable, license to use the Seller Transitional Marks solely (I) in a manner, and in countries or jurisdictions, consistent with past practice and (II) on materials existing as of the Closing that display the Seller Transitional Marks as of the Closing: (x) for ninety (90) days after the Closing Date for all online or digital materials and (y) for one hundred and eighty (180) days after the Closing Date for all products, physical and tangible materials in any form or media (the above, the “Transition Period”). Purchaser shall cause the Purchased Companies to, as soon as reasonably practicable after the Closing, but in any case prior to the end of the applicable Transition Period, cease all further use or display of the Seller Transitional Marks and destroy all physical and tangible public-facing materials in their possession or control bearing same.

(c) Within thirty (30) days after the Closing Date, Purchaser shall file to change any corporate, trade, d/b/a and similar names of the Purchased Companies to names that do not contain the Seller Transitional Marks, and shall diligently prosecute any such name changes until completion.

(d) Purchaser agrees that its, its applicable Affiliates’ and the Purchased Companies’ use of the Seller Transitional Marks pursuant to the license in Section 5.9(b) shall be solely (i) in connection with goods and services that reflect the high levels of quality and goodwill associated with the Seller Transitional Marks as of the Closing and (ii) in compliance with all applicable Laws. Notwithstanding any other provision in this Section 5.9 or the Trademark License Agreement, Purchaser, its Affiliates and the Purchased Companies have the right to use the Seller Marks after the Closing Date: (w) for uses that are required by applicable Laws, or for litigation, regulatory or corporate filings and documents filed with any Governmental Entity, (x) for internal or archival uses that are not visible to the public, (y) for stating the historical relationship between Seller and its Affiliates, on the one hand, and Purchaser, its Affiliates and the Purchased Companies, on the other hand, for informational purposes, which statements are factually accurate and (z) for any use or display that would otherwise constitute “fair use” (or similar permitted use) under applicable Laws.

(e) If Seller determines, prior to Closing, that Seller or any of its Affiliates licensed or otherwise granted any rights to any third party(ies) pursuant to any agreement entered into before the date of this Agreement that conflict with any rights granted to Purchaser under the Trademark License Agreement (an “Omitted Third-Party License”) and that the Omitted Third-Party License remained in effect as of the date of this Agreement but was inadvertently left off of Section 3.9(i) of the Seller Disclosure Schedules, then, if such Omitted Third-Party License remains in effect when Seller makes such determination, Seller shall update Section 3.9(i) of the Seller Disclosure Schedules upon written notice provided to Purchaser no later than five (5) Business Days prior to the Closing Date (and in any event prior to the delivery of the Closing Statement), which notice will be accompanied by a copy of the relevant portions of such Omitted Third-Party License. Seller shall, and shall cause its Affiliates to, use reasonable best efforts to promptly terminate any such Omitted Third-Party License, with such termination to be effective as of the earliest date commercially practicable under the terms of the Omitted Third-Party License, upon Purchaser’s request to do so, which request is provided within ninety (90) days after the Closing Date.

(f) Effective as of the Closing:

(i) Seller, on behalf of itself and its Affiliates (other than the Purchased Companies) as of the Closing Date (the “Seller Covenant Parties”), hereby covenants to Purchaser that none of the Seller Covenant Parties shall bring any Proceeding against the Purchaser, its current and future Affiliates or the Purchased Companies (the “Purchaser Covenant Parties”) anywhere in the world that alleges that the conduct of the Business (including the development, manufacture, sale or other exploitation of the Ductless Products, the RLC Residential Ducted Products, and the RLC Commercial Ducted Products (collectively, the “Business Products”)) as of the Closing Date, and the evolution of the Business (including the development, manufacture, sale or other exploitation of the Business Products) after the Closing Date, in each case, within the field of the Business as of the Closing Date (other than RLC Ductless Chillers, for which this covenant shall only apply to the product lines of RLC Ductless Chillers as of the Closing Date), Infringes (A) any Intellectual Property (other than Trademarks) that, in each case, (1) is owned by the Seller Covenant Parties as of immediately after the Closing, and (2) was used in the Business as of the Closing Date or at any time during the twelve (12)-month period prior to the Closing Date, or (B) any Patents that claim priority to any Patents covered by the foregoing clause (A), or may issue from any patent applications covered by such clause (A), except for, in each case of the foregoing clauses (A) and (B), any Intellectual Property (w) embodied in any products, services, software or components that are sold or provided by the Retained Businesses to the Business in a commercial arrangement as of the Closing Date; (x) embodied in the products or services provided by the Seller Covenant Parties to the Purchaser Covenant Parties pursuant to the Transition Services Agreement or any other Transaction Document, and for which such agreement contemplates that the Purchaser Covenant Parties’ use of such Intellectual Property shall not extend beyond the purposes or term of the products or services provided thereunder; (y) that is licensed from any of the Seller Covenant Parties to any of the Purchaser Covenant Parties pursuant to the agreement set forth on Section 5.9(f)(i)(y) of the Seller Disclosure Schedules, which such Intellectual Property shall be governed solely by the terms and conditions of that agreement; and/or (z) that is Licensed IP licensed to Purchaser under the Ducted Patent License Agreement. Notwithstanding the foregoing, with respect to RLC Ductless Chillers and the evolution thereof, the foregoing covenant not to bring any Proceeding shall be limited to (i) Proceedings in China, Brazil, and Spain, and (ii) the product lines of RLC Ductless Chillers as of the Closing Date.

(ii) Purchaser, on behalf of itself and the Purchaser Covenant Parties, hereby covenants to the Seller Covenant Parties that none of the Purchaser or its Affiliates shall bring any Proceeding against any of the Seller Covenant Parties anywhere in the world that alleges that the conduct of the Retained Business (including the development, manufacture, sale or other exploitation of its products and services) as of the Closing Date, and the evolution of the Retained Business (including the development, manufacture, sale or other exploitation of its products and services but, for clarity, excluding products or services of the Business) after the Closing Date, in each case, within the field of the Retained Businesses as of the Closing Date, Infringes (A) any Patent included in the Business IP that is owned by the Purchaser Covenant Parties as of immediately after the Closing, or (B) any Business IP (other than Patents or Trademarks) that was used in the Retained Business as of the Closing Date or at any time during the twelve (12)-month period prior to the Closing Date, or (C) any Patents that claim priority to any Patents covered by the foregoing clause (A), or that may issue from any patent applications covered by such clause (A), except for, in each case of the foregoing clauses (A), (B) and (C), any Intellectual Property (y) embodied in any products, services, software or components that are sold or provided by the Business to the Retained Business in a commercial arrangement as of the Closing Date, or (z) embodied in the products or services provided by the Purchaser Covenant Parties to the Seller Covenant Parties pursuant to the Transition Services Agreement or any other Transaction Document, and for which such agreement contemplates that the Seller Covenant Parties’ use of such Intellectual Property shall not extend beyond the purposes or term of the products or services provided thereunder. Notwithstanding the foregoing, with respect to Transferred Controls Materials and the evolution thereof, the foregoing covenant not to bring any Proceeding shall not apply to Proceedings alleging use of all or substantially all of the applicable specifications, sequence of operation documents, or similar items or materials of the Transferred Controls Materials; provided that use of any portion thereof is permitted if suitable for use generally or if in the public domain.

(iii) The rights and immunities granted by the above covenants extend to (x) the vendors and service providers of the applicable Seller Covenant Parties or the Purchaser Covenant Parties, as applicable, with respect to the products and services provided to the Retained Businesses or Business, as applicable, but not with respect to other products or services of such third parties, and (y) the distributors, resellers, customers and end users of the applicable Seller Covenant Parties or the Purchaser Covenant Parties, as applicable, with respect to the use and exploitation by such distributors, resellers, customers and end users of the products and services of the Retained Businesses or the Business, as applicable.

(iv) The parties hereto intend and agree that, for purposes of Section 365(n) of the U.S. Bankruptcy Code (and any amendment thereto) and any equivalent Law in any foreign jurisdiction, each of the above covenants will be treated as a license to intellectual property (as defined in Section 101(35A) of the U.S. Bankruptcy Code), and each of the parties may fully exercise all of their rights and elections under the U.S. Bankruptcy Code and any equivalent Law in any foreign jurisdiction with respect thereto.

(v) The above covenants are intended to run with the Intellectual Property subject thereto. Each party may and must transfer this covenant, in whole or in part, to the acquirer of any Intellectual Property owned by a party and subject thereto, and such acquirer shall assume its obligations in writing or by operation of Law. Any such acquirer is deemed automatically bound by such covenant, regardless of whether such acquirer executes such written assumption. Each party may transfer the covenant granted to such party under this Section 5.9(f), in whole or in part, to (i) any current or future Affiliate or successor that engages in the Business or any Retained Business, as applicable, or (ii) the acquirer of one or more businesses or business lines of such party covered by such covenant (or the entities owning same); provided that, after any such acquisition, the above covenants shall apply only to the transferring party’s businesses, whether they are acquired in an asset or entity sale (and natural evolutions or extensions of such businesses that do not result from the incorporation of businesses or business lines of the third-party acquirer or its other Affiliates into the transferring party’s businesses) and not to any other businesses of any such acquirer or its other Affiliates. All other transfers of this covenant require the prior written consent of the other party in its sole discretion, and are void ab initio without same.

(vi) The above covenants of subsections (ii)-(v) shall apply mutatis mutandis to the Al Salem JV and the conduct of such business in all respects.

(g) Seller and Purchaser shall discuss in good faith the treatment of the HAPQ License in connection with the transactions contemplated therein. If Purchaser requests that Seller terminate the HAPQ License and Seller has the right to do so without breaching its obligations thereunder and incurring material costs or other material negative consequences in connection with any such termination, Seller shall terminate the HAPQ License and such termination shall be effective as of the earliest date commercially practicable under the terms of the HAPQ License. While the HAPQ License remains in effect, the HAPQ License shall not be renewed (unless Seller is obligated to do so). Seller shall provide to Purchaser, one (1) time per calendar year, a summary report of royalties received and, if any audits are conducted under the HAPQ License after the Closing Date, the results of any such audits, to the extent Seller has the right to do so (after using commercially reasonable efforts to obtain all necessary consents to do so), in each case, from and following the Closing Date during the term of the HAPQ License. Seller shall not grant any material consent, amendment or waiver under the HAPQ License that would increase the substantive or territorial scope, or term, of the HAPQ License, in each case, subject to Seller’s obligations under the HAPQ License.

(h) From and after the Closing Date, Seller shall use reasonable best efforts to cease using any York Trademarks in connection with Mini Chillers prior to the third (3rd) anniversary of the date of this Agreement and, in any event, shall not, and shall not authorize any other Person to, sell, manufacture or distribute any Mini Chillers using or displaying any York Trademark after the fifth (5th) anniversary of the date of this Agreement. After the fifth (5th) anniversary of the date of this Agreement, Seller shall not use or display, or permit any other Person to use or display, any York Trademark in connection with Mini Chillers. For the avoidance of doubt, Seller shall not be required to (i) recall, destroy, rebrand or otherwise dispose of any of its products sold, manufactured or distributed prior to the fifth (5th) anniversary of the date of this Agreement or (ii) discontinue the manufacturing, distributing, selling, reselling, repairing, maintaining, supporting, advertising, promoting and marketing of Mini Chillers, provided that, after the fifth (5th) anniversary of the date of this Agreement, such Mini Chillers, or any marketing, advertising and other promotional materials relating thereto, do not use or display any York Trademark.

(i) After the date hereof, but in any event prior to the Closing, the Parties shall negotiate in good faith and agree on the form of a trademark license agreement (“Transitional Trademark License Agreement”) pursuant to which Seller (or an Affiliate thereof) (the “TTLA Licensor”) will grant JCH (or an Affiliate thereof) (the “TTLA Licensee”) a license to use the “JCI” brand in connection with the marketing and sale of (i) certain residential products to HD Supply Inc. pursuant to the SBA Terms and Conditions, dated as of April 13, 2023, by and between JC Residential and Light Commercial, LLC and HD Supply Inc. (the “HD Supply Arrangement”); and (ii) certain products to or through certain other specified channel partners (“Other Reseller Use”). Such Transitional Trademark License Agreement shall include the following terms: (x) the license shall be effective as of the Closing Date for (A) a two (2)-year term with respect to the HD Supply Arrangement; and (B) a five (5)-year term with respect to the Other Reseller Use; and (y) in consideration for the license, the TTLA Licensee shall pay the TTLA Licensor a license fee equal to five percent (5%) of net sales received by the TTLA Licensee for sales of licensed products bearing the “JCI” brand, which license fee may be recouped by the TTLA Licensee against the Advance Payment (as defined in the Trademark License Agreement).

Section 5.10. Insurance.

(a) Purchaser acknowledges that, from and after the Closing Date, the Business, the Purchased Companies, the Purchased Assets and the Assumed Liabilities shall cease to be insured by Seller’s or its Affiliates’ (other than the Purchased Companies) insurance policies or any of their self-insured programs (other than the insurance policies that constitute Purchased Assets), and neither Purchaser nor its Affiliates (including the Purchased Companies) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover the Business, the Purchased Companies, the Purchased Assets and the Assumed Liabilities. Purchaser shall be solely responsible for procuring, paying for and maintaining insurance coverage (including surety bonds) for the Business and the Purchased Companies effective from and after the Closing.

(b) Notwithstanding Section 5.10(a), with respect to acts, omissions, events or circumstances relating to the Business or the Purchased Companies that occurred or existed prior to the Closing (the “Pre-Closing Occurrences”) that are covered by third-party occurrence-based insurance policies of Seller or any of its Affiliates (other than the Purchased Companies) under which a Purchased Company is a named insured prior to the Closing (the “Occurrence-Based Policies”), following the Closing, such Purchased Company may make claims under such Occurrence-Based Policies subject to the terms and conditions of such Occurrence-Based Policies and this Agreement, to the extent such coverage and limits are available; provided that Purchaser: (i) shall notify, or cause the applicable Purchased Company to notify, as promptly as practical, Seller’s Risk Management Department in writing of any such potentially covered claims promptly upon becoming aware of such claim; and (ii) shall exclusively bear, or cause the applicable Purchased Company to exclusively bear, and neither Seller nor any of its Affiliates (other than the Purchased Companies) shall have any obligation to repay or reimburse the Purchaser or any Purchased Company for, the amount of any deductibles or self-insured retentions associated with claims under such Occurrence-Based Policies and shall be liable for all uninsured, uncovered, unavailable or uncollectible amounts of such claims.

(c) With respect to any claim permitted under Section 5.10(b), Seller shall and shall cause its Affiliates to: (i) at Purchaser’s or any Purchased Company’s written request, as soon as reasonably practicable, make claims under such Occurrence-Based Policies with respect to Pre-Closing Occurrences; provided that Seller shall allow Purchaser a reasonable opportunity to participate in the claim process, with its own counsel and at its own expense; (ii) provide reasonable assistance to Purchaser in connection with the tendering of such claims to the applicable insurers under such Occurrence-Based Policies, including providing Purchaser with a copy of the applicable policy following the request of Purchaser, which policies shall not be disclosed to any third Person without Seller’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned); (iii) not accept or settle any such claims without the prior written consent of Purchaser (which shall not be unreasonably withheld, delayed or conditioned); and (iv) promptly remit to Purchaser any recoveries with respect to any such claims under such Occurrence-Based Policies. Purchaser shall, promptly upon request of Seller, reimburse Seller and its Affiliates for all reasonable and documented expenses incurred by Seller or any of its Affiliates in connection with any claims made pursuant to Section 5.10(b).

(d) For the avoidance of doubt, from and after the Closing, none of Purchaser or the Purchased Companies shall have any right to make claims or seek coverage under any claims-made insurance policies of Seller or any of its Affiliates (other than the Purchased Companies) provided to the Purchased Companies (other than the claims-made insurance policies that constitute Purchased Assets), and, to the extent Purchaser or any Purchased Company make claims under such claims-made policies after the Closing pursuant to this Section 5.10, Purchaser agrees to indemnify Seller and its Affiliates (excluding the Purchased Companies) for the full amount of all fees, costs and expenses incurred by Seller or any such Affiliate as a result of such claims.

(e) On and from the Closing, Seller and Purchaser shall cooperate with each other and share such information as is reasonably necessary and requested by the other party to manage and conduct their respective insurance and claims matters.

(f) In the event that any third-party insurance policies that are Purchased Assets provide coverage for Seller, its Affiliates, Retained Liabilities or the Retained Businesses, Seller and its Affiliates shall have access to such policies in the same manner as Purchaser under this Section 5.10 and the provisions of Section 5.10(b), Section 5.10(c) and Section 5.10(d) shall apply mutatis mutandis with respect to granting access to such policies to Seller and its Affiliates and any claims made by Seller or its Affiliates with respect to such policies.

Section 5.11. Litigation Support. In the event that and for so long as Seller or any of its Affiliates or Purchaser or any of its Affiliates is prosecuting, contesting or defending any Proceeding or Action by a third party in connection with (a) the Transaction or any of the other transactions contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business, the Purchased Companies, the Purchased Assets, the Assumed Liabilities, the Excluded Assets, the Retained Liabilities or the Retained Businesses, to the extent permitted by Law, Purchaser and Seller shall, and shall cause their respective Affiliates (and its and their officers and employees) to, reasonably cooperate with the other party and its counsel (at such requesting party’s cost) in such prosecution, contest or defenses, including by using reasonable best efforts to make available its personnel to provide testimony, to be deposed, to act as witnesses and to assist counsel, and provide such access to its Books and Records as shall be reasonably necessary and requested by such requesting party in connection with such prosecution, contest or defense; provided that (i) such requested cooperation shall not unreasonably disrupt or interfere with the business or the operations of the cooperating party and (ii) the cooperating party shall not be obligated to provide access to, or disclose, information where such cooperating party determines, upon advice of counsel, that such access or disclosure could jeopardize the attorney-client privilege or such access or disclosure is otherwise subject to the Access Limitations or other limitations contained in Section 5.4 (it being understood that such cooperating party shall use its reasonable best efforts to provide such access or to make such disclosure in a manner that would not jeopardize such attorney-client privilege or contravene any such Access Limitations); and provided, further, that Purchaser and Seller acknowledge and agree that this Section 5.11 shall not apply with respect to any Proceeding or other Action with respect to which a party or its Affiliates is adverse to the other party or its Affiliates.

Section 5.12. Payments.

(a) Seller shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Purchaser (or its designated Affiliates) any monies or checks that have been sent to Seller or any of its Affiliates after the Closing Date to the extent that they are not (i) due to a Retained Business, an Excluded Asset or a Retained Liability and (ii) are in respect of and intended payments to the Business, a Purchased Asset or Assumed Liability hereunder.

(b) Purchaser shall, or shall cause its applicable Affiliate or Purchased Company to, promptly pay or deliver to Seller (or its designated Affiliates) any monies or checks that have been sent to Purchaser, any of its Affiliates or any Purchased Companies after the Closing Date to the extent that they (i) are not due to the Business, a Purchased Asset or Assumed Liability hereunder or any of Purchaser’s and its Affiliates’ businesses and (ii) are in respect of and intended payments to the Retained Businesses, an Excluded Asset or a Retained Liability hereunder.

(c) For the avoidance of doubt, with respect to any Shared Contract of which portions are retained by (or assigned or novated to) Seller or its Affiliates, on the one hand, and Purchaser, its Affiliates or the Purchased Companies, on the other hand, following the Closing, neither party shall, or permit its Affiliates to, waive any rights of the other party or its Affiliates (including any right to receive payment) under such Contracts, and each party shall, or shall cause its applicable Affiliate to, promptly pay or deliver to the other party (or its designated Affiliates) any monies or checks that have been sent to such party pursuant to such Shared Contracts after the Closing Date with respect to the portion thereof that is retained by the other party.

Section 5.13. Pre-Closing Reorganization.

(a) At or prior to the Closing, Seller shall, and shall cause its applicable Subsidiaries (including the Seller Entities and the Purchased Entities) to, use reasonable best efforts to complete one or more transactions in order for the ownership and organization of the Seller Entities and Purchased Entities to be as depicted on Section 5.13 of the Seller Disclosure Schedules such that each Purchased Company transferred with respect to the RLC Ducted Business (other than (i) JC Residential and Light Commercial Manufacturing Mexico, S. de R.L. de C.V., (ii) Johnson Controls BE Argentina S.R.L. and (iii) Sensormatic India Private Limited) is an entity disregarded from its owner or a partnership for U.S. federal income tax purposes (after taking into account any amendments, changes or other modifications pursuant to Section 5.13(b) below), including to procure the receipt of any necessary Approvals from any third party (subject to Section 5.1(d)) (such transactions, collectively, the “Pre-Closing Reorganization”).

(b) Seller shall (i) use reasonable best efforts to provide Purchaser with drafts of any material Contracts or other material documentation to effect the Pre-Closing Reorganization reasonably in advance of execution of the same to the extent reasonably practicable and (ii) shall consider any comments reasonably promptly provided by Purchaser on such material Contracts or other documentation in good faith. Notwithstanding the foregoing sentence, Seller will (A) disclose to Purchaser any proposed modifications to the ownership and organizational structure depicted on Section 5.13 of the Seller Disclosure Schedules that would reasonably be expected to be adverse to Purchaser or the value of the Business, in each case, in any material respect, including any such modifications that would reasonably be expected to have a non-de minimis impact on Purchaser’s tax position or alter the allocation between Purchaser and Seller of Purchased Assets, Assumed Liabilities, Excluded Assets or Retained Liabilities, ten (10) Business Days prior to the execution of any such modifications, (B) consult with Purchaser in good faith with respect to any such modifications and afford Purchaser a reasonable opportunity (which shall be no less than ten (10) Business Days prior to effecting such modifications) to review and comment on any material Contracts or other material documentation to effectuate such modifications and (C) not make any such modifications without Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Seller may update Section 2.4(a) of the Seller Disclosure Schedules one or more times, no later than ten (10) Business Days prior to the Closing Date (and in any event prior to the delivery of the Closing Statement) to include any new entities formed in order to effect the Pre-Closing Reorganization, and any reference in this Agreement to “Purchased Entities”, “Purchased Controlled Companies” or “Purchased Companies” shall be deemed to have been made for all purposes hereunder giving effect to the formation and incorporation of such entities. Each of Seller and Purchaser understands and agrees that any transfers, assignments, sales or other dispositions of assets, interests, rights, capital stock or otherwise, whether from a Purchased Company to a Seller Entity or one or more of its Affiliates, or from a Seller Entity or one or more of its Affiliates to a Purchased Company, shall be made on an “as-is”, “where-is” basis, without representation or warranty of any kind, and without recourse to the recipient thereof, and without recourse to the party making such transfer, assignment, sale or other disposition (it being agreed that the Pre-Closing Reorganization and related documentation shall not modify or otherwise affect any of the representations or warranties, or any remedies of the parties expressly provided hereunder in a manner that increases the Liability of Seller beyond the Liability expressly imposed on such Seller hereunder).

(c) Until completion of the Pre-Closing Reorganization, the Joint Transitional Working Group shall convene (including telephonically or by videoconference) monthly, or at such other times as mutually reasonably agreed by Seller and Purchaser, for the purpose of discussing updates regarding the Pre-Closing Reorganization. At such meetings of the Joint Transitional Working Group, Seller shall provide, in reasonable detail, information regarding (x) any material developments or material updates relating to the Pre-Closing Reorganization, (y) any material actions taken or milestones met since the applicable previous meeting of the Joint Transitional Working Group, and (z) Seller’s expectations (which, for the avoidance of doubt, shall not constitute binding commitments) regarding material actions to be taken or milestones to be met prior to the applicable next meeting of the Joint Transitional Working Group, and, with respect to this clause (z), Seller shall consider in good faith all reasonable comments of Purchaser with respect thereto. In addition, and without limiting the foregoing, Seller shall provide copies to Purchaser of each executed, final Contract or other documentation entered into to effectuate the Pre-Closing Reorganization on or prior to the Closing.

Section 5.14. Non-Solicitation of Employees; Non-Competition.

(a) For a period of two (2) years from the Closing Date, without the prior written consent of Purchaser, as to any Transferred Business Employee at a level of Vice President or above as of immediately following the Closing (a “Purchaser Covered Person”), Seller agrees that none of Seller or any of its Affiliates will solicit for employment or hire any Purchaser Covered Person; provided that Seller and its Affiliates shall not be precluded from soliciting, hiring or taking any other action with respect to any such individual (i) whose employment with the Business ceased at least ninety (90) days prior to commencement of employment discussions between Seller (or any of its Affiliates) and such individual, (ii) who responds to solicitation not specifically targeted at employees of Purchaser, any of its Affiliates (including by a search firm or recruiting agency) or the Purchased Companies, or (iii) who initiates discussions regarding such employment without any solicitation by Seller (or any of its Affiliates) in violation of this Agreement; and provided, further, that Seller and its Affiliates shall not be restricted from engaging in general solicitations or advertising not targeted at any such Persons described above. The parties agree that if a Purchaser Covered Person requests that Purchaser waive the non-solicitation restrictions set forth in this Section 5.14(a) with respect to that Purchaser Covered Person, Purchaser shall consider such request in good faith.

(b) For a period of three (3) years from the Closing Date, without the prior written consent of Purchaser, Seller agrees not to, and to cause each Non-Competition Party not to, engage in the design, research and development, engineering, manufacture or sale, of (i) Ductless Products; and (ii) RLC Residential Ducted Products and RLC Commercial Ducted Products, as conducted as of the date hereof and immediately prior to Closing by the Business (in each case, a “Competing Business”); provided, that nothing herein shall preclude Seller from:

(i) (A) the acquisition or beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of ten percent (10%) or less of the outstanding securities of any Person, or (B) making any other investment or series of related investments in any Person in an amount less than $20,000,000 in the aggregate that does not, individually or in the aggregate, provide Seller and its Affiliates the right to designate a majority of the members of the board of directors (or similar governing body) of such Person, provided that, in case of this clause (B), the primary business of such Person relates to the Retained Businesses;

(ii) the acquisition or beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of any equity interest in any Person (or its successor) that, as of the date of such acquisition, is engaged in a Competing Business if such Competing Business generated less than fifteen percent (15%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person prior to such acquisition;

(iii) the acquisition or beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of equity interests in any Person (or its successor) that is engaged in a Competing Business if (A) such Competing Business generated fifteen percent (15%) or more (but in no event greater than twenty-five percent (25%)) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person prior to such acquisition and (B) within eighteen (18) months after the consummation of such acquisition (the “Divestiture Period”), (x) such Person has ceased to be engaged in a Competing Business or (y) Seller has completed the divestiture of a sufficient portion of the Competing Business of such Person such that the restrictions set forth in this Section 5.14(b)(iii) would not operate to restrict such ownership; provided that, if such divestiture has not been consummated due to any applicable waiting period (including extension thereof) applicable to such divestiture under the HSR Act or under any other applicable Law not having expired or been terminated, then the Divestiture Period will automatically be extended so that it expires one (1) week following the later of the expiration or termination of such waiting period;

(iv) exercising its rights or complying with its obligations under this Agreement or any of the Transaction Documents;

(v) directing or permitting any directors, officers or employees of Seller or any of its Affiliates to serve on the board of directors or similar governing body of any Person, subject to the beneficial ownership restrictions set forth in this Section 5.14(b);

(vi) the design, research and development, engineering, manufacture, sale, or other commercialization, of the products and services described in items 1-3, 10 and 11, as set forth in Section 5.14(b) of the Seller Disclosure Schedules (the “Category 1 Exempt Products and Services”) or any products, systems or services incorporating any such Category 1 Exempt Products and Services, in whole or in part, and commercial activities related thereto, or natural extensions thereof, subject to strict compliance with the express operating capacity and geographic parameters contained in the descriptions of the Category I Exempt Products and Services as set forth in Section 5.14(b) of the Seller Disclosure Schedules, but in each case, (A) excluding any products and systems that are specifically designed, engineered, manufactured for Residential Environments, or that are marketed or advertised in a manner directed at use in Residential Environments (except as otherwise provided in item 1 of Section 5.14(b) of the Seller Disclosure Schedules) and (B) subject to the Parts Restriction;

the design, research and development, engineering, manufacture, sale, or other commercialization, of the products and services described in items 4-9 and 12, as set forth in Section 5.14(b) of the Seller Disclosure Schedules (the “Category 2 Exempt Products and Services”, and collectively with the Category 1 Exempt Products and Services, the “Exempt Products and Services”) or any products, systems or services incorporating any such Category 2 Exempt Products and Services, in whole or in part, in each case, as conducted in any or all of the Retained Businesses as of the date of this Agreement or the Closing Date, and commercial activities related thereto, or natural extensions thereof, but in each case, excluding (A) any products and systems that are specifically designed, engineered, manufactured for Residential Environments, or that are marketed or advertised in a manner directed at use in Residential Environments, and (B) the establishment of a dedicated standalone aftermarket parts and components business for light commercial and residential HVAC equipment substantially equivalent to the “Source 1” aftermarket parts and components business conducted by the RLC Ducted Business on the date hereof or on the Closing Date (the “Parts Restriction”);

(vii) owning and operating the Field Services Businesses and providing or engaging in activities, services, products or systems of a nature provided by Seller (or any of its Affiliates) in the Field Services Businesses as of the date of this Agreement or the Closing Date and natural extensions thereof, but excluding: (A) installing, servicing and maintaining RLC Residential Ducted Products for residential detached single-family homes (“Residential Environments”) up to 3,000 square feet; and (B) manufacturing of RLC Residential Ducted Products or RLC Commercial Ducted Products in the capacity as original equipment manufacturer (which does not include fabrication, integration, customization, repair, retrofit, maintenance, service, or other similar project-based activities of RLC Residential Ducted Products or RLC Commercial Ducted Products); or

(viii) owning and operating the business conducted by Al Salem Air-Conditioning Company and its Subsidiaries (“Al Salem JV”) as of the date of this Agreement or the Closing Date and natural extensions thereof subject to Section 5.14(b)(ix) of the Seller Disclosure Schedules.

(c) Notwithstanding anything to the contrary set forth in this Section 5.14, this Section 5.14 shall not apply to or restrict (i) any acquiror (an “Acquiror”) of (A) Seller, (B) any Non-Competition Party (or any other Affiliate of Seller), (C) any Retained Business (in whole or in part) or (D) any of their respective assets, or (ii) any Non-Competition Party following a Change of Control of such Non-Competition Party (or any other Subsidiary of Seller that ceases to be an Affiliate of Seller after the date hereof) (a “Divested Entity”); provided that, in each case of clauses (i) and (ii), Seller shall require any such Acquiror or Divested Entity to agree to, until the third (3rd) anniversary of the Closing Date, (x) conduct any Competing Business, directly and indirectly, separately from the business of Seller or such Non-Competition Party, as applicable, (y) not, directly or indirectly, use any confidential information primarily related to the Business in the conduct of any Competing Business, and (z) implement reasonable procedures designed to ensure that the foregoing requirements are satisfied.

(d) It is the intention of the parties that if any restriction or covenant contained in this Section 5.14 is held by a court of competent jurisdiction to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such restriction or covenant shall not be construed to be null, void and of no effect, but to the extent such restriction or covenant would be valid or enforceable under applicable Law, such court shall construe and interpret or reform this Section 5.14 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained in this Section 5.14) that would be valid and enforceable under such applicable Law.

Section 5.15. Misallocated Assets.

(a) If, following the Closing, any right, property or asset not included in the Purchased Assets and not primarily relating to the RLC Ductless Business is found to have been transferred to Purchaser, any of its Affiliates or the Purchased Companies in error, either directly or indirectly (including as a result of the Pre-Closing Reorganization), Purchaser shall transfer, or shall cause its Affiliates or the Purchased Companies to transfer, at no additional cost, such right, property or asset (and any related Liability) as soon as practicable to Seller or any of its Affiliates as indicated by Seller (and the provisions of Section 2.11(b) and Section 2.11(c) shall apply mutatis mutandis to such transfer). If, following the Closing, any right, property or asset included in the Purchased Assets or primarily relating to the RLC Ductless Business (other than an Excluded Asset) is found to have been retained by Seller or any of its Affiliates in error, either directly or indirectly (including as a result of the Pre-Closing Reorganization), Seller shall transfer, or shall cause its applicable Affiliates to transfer, at no additional cost, such right, property or asset (and any related Liability) as soon as practicable to Purchaser or an Affiliate or a Purchased Company as indicated by Purchaser (and the provisions of Section 2.11(b) and Section 2.11(c) shall apply mutatis mutandis to such transfer). For clarity, the foregoing procedures shall not apply to any Registered Intellectual Property, which is covered in Section 5.15(b) below.

(b) With respect to Patents (but not any other Registered Intellectual Property), the following procedures apply: (i) Seller shall, on a date no more than fourteen (14) days prior to the Closing Date (and in any event prior to the delivery of the Closing Statement), provide Purchaser with a list and copies of all patent applications (in filed or draft form) that were invented by at least one employee of Seller and its Affiliates that reports into the RLC Ducted Business, as evidenced by Seller’s employee invention records maintained in the ordinary course of business, and which were filed or prepared by Seller or any of its Affiliates after the date of this Agreement, and (ii) Purchaser shall have six (6) months following the Closing to notify Seller in writing of (x) any applications disclosed pursuant to clause (i) above, or (y), any patent applications filed or patents issued having an earliest effective filing date before the date of this Agreement and not included on Section 2.4(d) of the Seller Disclosure Schedules as of the date hereof, in either case, and that (1) are owned by Seller or its Affiliates immediately following the Closing (but excluding any Intellectual Property (A) included on the schedules to the Ducted Patent License Agreement, and (B) embodied in any products, services, software or components that are sold or provided by the Retained Business to the RLC Ducted Business in a commercial arrangement as of the Closing Date, which in each case are not subject to the procedures herein), (2) Purchaser believes in good faith are primarily related to the RLC Ducted Business, and (3) were invented by one or more employees of Seller and its Affiliates that reported into the RLC Ducted Business as of the earliest effective filing date of such Patent (collectively, the “Identified Patents”). Purchaser shall aggregate all Identified Patents into a single notice provided to Seller in writing within such six (6) month period and Seller shall have ninety (90) days to review such submission. If Seller can demonstrate, in good faith, that claims of any such Identified Patent or any patent related by priority claim to such Identified Patent (collectively, the “Identified Patent Family”) are material to the Retained Business, then each patent or patent application (as applicable) in such Identified Patent Family will remain owned by Seller or any of its Affiliates (and for clarity, subject to the covenant not to sue in Section 5.9(f)(i)). If there is a good faith dispute between the parties with respect to the demonstration set forth in the prior sentence, such dispute shall be escalated to the Chief Executive Officer of Seller and the Chief Executive Officer of Purchaser for resolution within twenty (20) days of such notice, and each party shall use reasonable efforts to cause the Chief Executive Officers to reach a mutually agreeable resolution during such period. If the Chief Executive Officers of Seller and Purchaser are unable to negotiate a mutually agreeable resolution within such twenty (20)-day period, then such matter shall be finally resolved by arbitration administered by the American Arbitration Association (the “AAA”) pursuant to its Commercial Arbitration Rules and their Expedited Procedures, before a sole arbitrator to be appointed by AAA. If Seller cannot demonstrate the foregoing with respect to any Identified Patent Family, then all patents and patent applications in such Identified Patent Family shall be deemed included on Section 2.4(d) of the Seller Disclosure Schedules and transferred to Purchaser effective as of the Closing Date, at no additional cost to Purchaser (and for clarity, subject to the covenant not to sue in Section 5.9(f)(ii)).

Section 5.16. Financing Assistance. Purchaser intends to pay the Closing Purchase Price and positive adjustments thereto, if any, payable in accordance with Section 2.9 from available liquid funds; provided, however, that Purchaser shall have the option to finance the Closing Purchase Price and positive adjustments thereto by entering into any finance arrangements prior to the Closing Date in order to optimize its capital structure. In the period between the date hereof and the Closing Date, Seller shall, at the sole expense of Purchaser, use reasonable best efforts to, and shall use reasonable best efforts to cause the other Seller Entities, the Purchased Controlled Companies and its and their respective, officers, directors and employees to, provide such cooperation with Purchaser as may be reasonably required by Purchaser and that is necessary and customary to support Purchaser’s financing for the Closing Purchase Price, positive adjustments thereto and replacements of such financing by the entering into customary finance arrangements (including, but not limited to, loans and bond issuances). Such cooperation shall, in particular, consist of the following obligations:

(a) using reasonable best efforts to furnish, or cause third parties to furnish, Purchaser and its financing sources with historical financial and other pertinent business and other pertinent information, documents and materials (including financial statements and related audit reports) regarding the Purchased Companies, the Purchased Assets and the other assets of the Purchased Controlled Companies, as may be reasonably requested by Purchaser to the extent that such information is required in connection with such alternative financing; provided that (A) Seller, the other Seller Entities and the Purchased Controlled Companies shall only be obligated to deliver such information to the extent such information may be obtained from the Books and Records of Seller and the Business and (B) Seller, the other Seller Entities and the Purchased Controlled Companies shall not be obligated to furnish any Excluded Information;

(b) (i) solely with respect to financial information and data derived from the Business’s historical Books and Records, assist Purchaser in connection with Purchaser’s preparation of customary pro forma financial statements, only to the extent reasonably required for any alternative financings of such type, it being agreed that information and assistance will not be required relating to (1) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing, (2) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with such financing or (3) any financial information related to Purchaser or any of its Affiliates or any adjustments that are not directly related to the acquisition of the Business by Purchaser, (ii) solely with respect to the Business Financial Statements and financial information and data derived from the Business’s historical Books and Records, to the extent reasonably expected to be used in connection with the alternative financing, reasonably cooperating with the commencement of the preparation of a reconciliation of certain line items in the required financial statements to reflect the material differences between GAAP and International Financial Reporting Standards, (iii) if requested and on reasonable notice, causing members of management of the Business to participate in one virtual lender meeting, and otherwise, a reasonable number of meetings, drafting sessions, lender presentations, road shows, sessions with prospective lenders and investors, due diligence sessions and sessions with rating agencies in connection with available financing sources’ due diligence, to the extent customary, in each case, at reasonable times and, if applicable, at locations to be mutually agreed, (iv) reasonably assisting Purchaser in its preparation of (A) any offering documents, syndication documents and materials, private placement memoranda, offering memoranda, lender and investor presentations, bank information memoranda (including the delivery of customary representation letters as contemplated by any available financing) and similar documents and (B) materials for rating agency presentations; provided that, in each case of clauses (A) and (B), any such materials and documentation that includes disclosure and financial statements with respect to the Business shall only reflect Purchaser as the obligor(s) and no such materials or documentation shall be issued by Seller, its Affiliates or the Purchased Controlled Companies, (v) using reasonable best efforts to facilitate the obtaining of (A) customary comfort letters, authorization letters and consents of accountants and auditors with respect to financial statements and other financial information for Seller and any of its Subsidiaries for inclusion in any offering memorandum or other marketing documents or offering materials, (B) customary pay-off letters and customary lien terminations with respect to indebtedness of the

Purchased Entities and the Seller Entities that is being paid off in connection with Closing and (C) any approvals reasonably required of the works councils (and similar administrative bodies) of the Seller and its Subsidiaries and (viii) providing information regarding the Seller and its Subsidiaries reasonably required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, to the extent requested in writing by Purchaser at least five (5) Business Days prior to the Closing Date. Notwithstanding anything to the contrary in this Section 5.16, nothing will require Seller, the other Seller Entities or the Purchased Controlled Companies to provide (or be deemed to require Seller, the other Seller Entities or the Purchased Controlled Companies to prepare) any (1) pro forma financial statements, (2) description of all or any portion of any alternative financing and other information customarily provided by financing sources or their counsel, (3) risk factors relating to all or any component of any alternative financing or (4) “segment” financial information (“Excluded Information”).

(c) Notwithstanding anything herein to the contrary, (i) such requested cooperation shall not (A) unreasonably disrupt or interfere with the business or the operations of Seller, its Affiliates or the Purchased Controlled Companies, including the Business, or (B) cause significant competitive harm to Seller, its Affiliates or the Purchased Controlled Companies, including the Business, if the transactions contemplated by this Agreement are not consummated, (ii) nothing in this Section 5.16 shall require cooperation to the extent that it would (A) subject any of Seller’s, its Affiliates’ or the Purchased Controlled Companies’ respective directors, managers, officers or employees to any actual or potential personal Liability, (B) reasonably be expected to conflict with, or violate, the Seller’s, its Affiliates’ or the Purchased Controlled Companies’ organization documents or any applicable Law or Judgment, or result in the contravention of, or violation or breach of, or default under, any Contract to which Seller, any of its Affiliates or any of the Purchased Controlled Companies is a party, (C) cause any condition to the Closing set forth in Section 7.1, Section 7.2 or Section 7.3 to not be satisfied or (D) cause any material breach of this Agreement, (iii) none of Seller, any of its Affiliates or any of the Purchased Controlled Companies shall be required to (A) pay any commitment or other similar fee or incur or assume any Liability or other obligation in connection with any alternative financing or be required to take any action that would subject it to actual or potential Liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with any alternative financing or any information utilized in connection therewith, (B) deliver or obtain opinions of internal or external counsel, (C) provide access to or disclose information where Seller determines that such access or disclosure could jeopardize the attorney-client privilege or contravene any applicable Law or Contract or is otherwise subject to the Access Limitations or other limitations contained in Section 5.4(b) or (D) waive or amend any terms of this Agreement or any other Contract to which Seller, any of its Affiliates or any Purchased Company is party, (iv) none of Seller or any of its Affiliates, other than the Purchased Controlled Companies, or their respective directors, officers or employees, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, document or instrument, including any definitive agreement with respect to any alternative financing or adopt any resolutions or take any other actions approving the agreements, documents and instruments pursuant to which any alternative financing is obtained, and (v) none of the Purchased Controlled Companies or their respective directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument (including pledging of any collateral), with respect to any alternative financing that is not contingent upon the Closing or that would be effective prior to the Closing Date and the directors and managers of the Purchased Controlled Companies shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which an alternative financing is obtained unless Purchaser shall have determined that such directors and managers are to remain as directors and managers of the Purchased Controlled Companies on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing.

(d) The Seller, the Seller Entities and the Purchased Controlled Companies shall have no Liability whatsoever to Purchaser in respect of any financial information or data or other information provided pursuant to this Section 5.16. Purchaser shall indemnify, defend and hold harmless each of Seller, its Affiliates, the Purchased Controlled Companies, and their respective Representatives from and against any and all Liabilities suffered or incurred by them in connection with any alternative financing and the performance of their respective obligations under this Section 5.16 and the provision of any information utilized in connection therewith. Purchaser shall, promptly upon request of Seller, reimburse Seller, its Affiliates and the Purchased Controlled Companies for all out-of-pocket fees, costs and expenses (including (i) reasonable and documented outside attorneys’ fees and (ii) fees and expenses of the Seller’s, its Affiliates’ and the Purchased Controlled Companies’ accounting firms engaged to assist in connection with such alternative financing or the repayment of the Funded Debt, including participating in any meetings) to the extent incurred by Seller, its Affiliates or the Purchased Controlled Companies (including those of their respective Representatives) in connection with the cooperation required by this Section 5.16.

(e) For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 5.16 represent the sole obligation of Seller, its Affiliates, the Purchased Companies and their respective Representatives with respect to cooperation in connection with the arrangement of any alternative financing and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. Seller shall be deemed to have complied with this Section 5.16 for the purpose of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, unless (i) Seller has materially breached its obligations under this Section 5.16, (ii) Purchaser has notified Seller of such breach in writing in good faith, detailing in good faith reasonable steps that comply with this Section 5.16 in order to cure such breach, (iii) Seller has not taken such steps or otherwise cured such breach with reasonably sufficient time prior to the Closing Date to consummate the alternative financing and (iv) the alternative financing has not been consummated prior to the Closing Date and the material breach by the Seller is the cause of such failure.

Section 5.17. Representations and Warranties Insurance. Purchaser shall be solely responsible for and shall pay all costs and expenses in connection with the procurement of a customary buy-side representations and warranties insurance policy relating to this Agreement (the “R&W Insurance Policy”) prior to the Closing. Purchaser shall cause the R&W Insurance Policy at all times to provide that (i) the insurer thereunder may not subrogate or otherwise make or bring any Proceeding against Seller or any of its Affiliates or any past, present or future director, manager, officer, employee or advisor of any of the foregoing (collectively, the “Seller Parties”) based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, except in the event of Fraud by the Person against whom such Proceeding is brought, and (ii) each of the Seller Parties shall be an express third-party beneficiary of the provisions in the R&W Insurance Policy referenced in clause (i) of this Section 5.17. For the avoidance of doubt, nothing in this Agreement is intended to, nor shall it have the effect of, limiting or diminishing the Purchaser’s or any other Person’s right to seek or obtain recovery under the R&W Insurance Policy. Exhibit M sets forth the form of the R&W Insurance Policy and the binder agreement pursuant to which Purchaser has received a conditional written commitment from the insurer(s) specified therein to fully bind the R&W Insurance Policy effective as of the Closing Date. Such commitment is in full force and effect as of the date hereof.

Section 5.18. Obligations of Purchased Ventures. Notwithstanding anything to the contrary in Article V: (a) with respect to any obligations contained in Article V of Seller to cause any Purchased Company to take affirmative actions (including obligations to enter into any agreements), any such affirmative covenants shall be deemed to be made with respect to the Purchased Controlled Companies only (and, for the avoidance of doubt, not with respect to the Purchased Non-Consolidated Ventures) and, with respect to the Purchased Consolidated Ventures, any such affirmative covenants shall be subject to the terms and conditions of the Purchased Venture Governing Documents of the applicable Purchased Consolidated Ventures, applicable Law and fiduciary duty; and (b) with respect to any obligations contained in Article V of Seller to cause any Purchased Ventures to refrain from taking any actions (including obligations to refrain from entering into any agreements), (x) with respect to the Purchased Non-Consolidated Ventures, any such negative covenants shall be limited solely to Seller’s obligation to not, and to cause the other Seller Entities and Purchased Controlled Companies to not, authorize or consent to any of the relevant actions to be taken by any of the Purchased Non-Consolidated Ventures, solely to the extent that Seller or such other Seller Entity or Purchased Controlled Company has the right to authorize or consent to such actions, subject to applicable Law and fiduciary duty, and (y) with respect to the Purchased Consolidated Ventures, any such negative covenants shall be subject to the terms and conditions of the Purchased Venture Governing Documents of the applicable Purchased Consolidated Ventures, applicable Law and fiduciary duty.

Section 5.19. Release.

(a) Effective as of the Closing, except for any rights or obligations of Purchaser or its Affiliates under, or contemplated by, this Agreement or any other Transaction Document or any agreement entered into pursuant thereto or in connection with the transactions contemplated hereby and any Related Party Agreement set forth on Section 5.6 of the Seller Disclosure Schedules and subject to Section 5.19(c), Purchaser, on behalf of itself, each of its Affiliates and the Purchased Companies and each of its and their respective past, present or future general or limited partners, management companies, members, stockholders, equity holders, controlling Persons or Affiliates, or any successor or assign of any of the foregoing (collectively, the “Releasing Purchaser Parties”), hereby irrevocably and unconditionally releases and forever discharges Seller and its Affiliates (excluding the Purchased Companies), and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other Representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Released Seller Parties”) of and from any and all actions, causes of action, suits, Proceedings, executions, Judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), and claims and demands whatsoever, whether in Law or in equity (whether based upon contract, tort or otherwise), that the Releasing Purchaser Parties may have against each of the Released Seller Parties, now or in the future, in each case, arising out of or relating to, the organization, management, ownership or operation of the Business, the Purchased Companies, the

Purchased Assets or the Assumed Liabilities or any actions or omission with respect thereto, in each case, at or prior to the Closing (the foregoing, the “Purchaser Released Claims”). Without limitation of the foregoing, Purchaser, on behalf of itself and the other Releasing Purchaser Parties, covenants and agrees that it shall not bring, initiate or support, directly or indirectly, or permit any other Person to bring, initiate or support, directly or indirectly, any Purchaser Released Claim.

(b) Effective as of the Closing, except for any rights or obligations of Seller or its Affiliates under, or contemplated by, this Agreement or any other Transaction Document or any agreement entered into pursuant thereto or in connection with the transactions contemplated hereby, and any Related Party Agreement set forth on Section 5.6 of the Seller Disclosure Schedules and subject to Section 5.19(c), Seller, on behalf of itself and each of its Affiliates and each of its and their respective past, present or future general or limited partners, management companies, members, stockholders, equity holders, controlling Persons or Affiliates, or any successor or assign of any of the foregoing (collectively, the “Releasing Seller Parties”), hereby irrevocably and unconditionally releases and forever discharges Purchaser and its Affiliates (including the Purchased Companies), and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other Representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Released Purchaser Parties”) of and from any and all actions, causes of action, suits, Proceedings, executions, Judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), and claims and demands whatsoever, whether in Law or in equity (whether based upon contract, tort or otherwise), that the Releasing Seller Parties may have against each of the Released Purchaser Parties, now or in the future, in each case, arising out of or relating to, the organization, management, ownership or operation of the Business, the Purchased Companies, the Purchased Assets or the Assumed Liabilities prior to the Closing (the foregoing, the “Seller Released Claims”). Without limitation of the foregoing, Seller, on behalf of itself and the other Releasing Seller Parties, covenants and agrees that it shall not bring, initiate or support, directly or indirectly, or permit any other Person to bring, initiate or support, directly or indirectly, any Seller Released Claim.

(c) Notwithstanding anything to the contrary in this Section 5.19, in no event shall the foregoing releases in this Section 5.19 include (i) any Liability expressly contemplated by this Agreement or any other Transaction Document to be in effect between Seller and Purchaser (or their respective Affiliates or, in the case of Purchaser, the Purchased Companies) after the Closing, or any enforcement thereof, (ii) any Contracts between Seller or its Affiliates, on the one hand, and Purchaser or its Affiliates (other than the Purchased Companies), on the other hand, or (iii) any Contract or Liability not required to be terminated pursuant to Section 5.6.

(d) In furtherance of the foregoing, each of Purchaser and Seller, for itself and on behalf of its Affiliates, successors, heirs and executors, hereby acknowledges that (i) it is aware that it may hereafter discover facts different from or in addition to the facts which Purchaser or Seller, as applicable, now knows or believes to be true with respect to the subject matter of this Agreement, but that the parties intend that the general releases herein given shall be and remain in full force and effect, notwithstanding the discovery of any such different or additional facts, and (ii) it has been informed of, and is familiar with, Section 1542 of the Civil Code of the State of California, which provides as follows: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS

WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.” Each of Purchaser and Seller, for itself and on behalf of its Affiliates, successors, heirs and executors, hereby waives and relinquishes (x) all rights and benefits such Person has or may have under Section 1542 of the Civil Code of the State of California, to the full extent that such Person may lawfully waive all such rights and benefits pertaining to the subject matters of this Agreement, and (y) any similar or comparable protections afforded by any case law or statutes of similar import, whether such laws are in the United States or elsewhere in the world. The parties acknowledge that this Section 5.19(d) is not an admission of liability or of the accuracy of any alleged fact or claim.

Section 5.20. Hitachi SPA.

(a) Each of Seller and Purchaser shall use its reasonable best efforts to take, or cause to be taken, and shall cause its respective Affiliates to take, all actions, and to do, or cause to be done, all things necessary, proper or advisable to cause the conditions to the closing of the transactions contemplated by the Hitachi SPA (the “Hitachi Closing”) to be satisfied.

(b) Purchaser shall not, without Seller’s prior written approval (not to be unreasonably withheld, conditioned or delayed), (i) determine whether or not the conditions set forth in Section 3.2 of the Hitachi SPA have been satisfied or are capable of being satisfied at the Hitachi Closing if such closing were to occur, (ii) waive the satisfaction of any of the conditions set forth in Section 3.2 of the Hitachi SPA, (iii) modify, supplement or amend the Hitachi SPA or (iv) terminate the Hitachi SPA.

(c) Each of Seller and Purchaser shall, and shall cause its respective Affiliates and Representatives to, promptly (i) share with the other party all material information it or its Affiliates or Representatives receive from HGLS or its Affiliates or Representatives in connection with the transactions contemplated by the Hitachi SPA, (ii) provide copies to the other party of any material written notices, written correspondence and other written communications received by such party or its Affiliates from HGLS or any of its Affiliates pursuant to the Hitachi SPA, and (iii) inform the other party upon becoming aware of any material breach (or potential material breach) by any party to the Hitachi SPA of any representation, warranty or covenant under the Hitachi SPA or any other documents or deliverables pursuant thereto that would reasonably be expected to result in the failure of any conditions set forth in Section 3.2 of the Hitachi SPA.

(d) Solely for purposes of the Hitachi SPA and the Initial Allocation, the “Hitachi Closing Purchase Price” means (i) the Hitachi Base Purchase Price (as defined in the Hitachi SPA), plus (ii) an amount equal to 40% multiplied by the Gross Estimated Ductless Adjustments, plus (iii) an amount equal to 40% multiplied by the Shimizu Purchase Price. The “Gross Estimated Ductless Adjustments” means an amount equal to (w) the Estimated Closing Ductless Operating Cash Amounts (which may be a positive or negative number), plus (x) the difference between (1) the Estimated Closing Ductless Working Capital minus (2) the Ductless Target Working Capital (which may be a positive or negative number), minus (y) the Estimated Closing Ductless Funded Debt (which may only be a positive number), minus (z) the Estimated Closing Ductless Transaction Expenses (which may only be a positive number).

(e) Solely for purposes of the Hitachi SPA and the Initial Allocation, the “Hitachi Final Purchase Price” means (i) the Hitachi Base Purchase Price (as defined in the Hitachi SPA), plus (ii) an amount equal to 40% multiplied by the Gross Ductless Adjustments, plus (iii) an amount equal to 40% multiplied by the Shimizu Purchase Price. The “Gross Ductless Adjustments” means an amount equal to (w) the Closing Ductless Operating Cash Amounts (which may be a positive or negative number), plus (x) the difference between (1) the Closing Ductless Working Capital, minus (2) the Ductless Target Working Capital (which may be a positive or negative number), minus (y) the Closing Ductless Funded Debt (which may only be a positive number), minus (z) the Closing Ductless Transaction Expenses (which may only be a positive number), in each case of clauses (w), (x), (y) and (z), as finally determined pursuant to Section 2.9(d) and Section 2.9(e).

(f) Solely for the purposes of the Hitachi SPA, “Hitachi Post-Closing Distribution” means (a)(i) any Post-Closing Transfer Amount obtained from any Ductless Cash Group or any Specified Unpaid HAPQ Distribution, in each case, actually received by Seller divided by (ii) sixty percent (60%) multiplied by (b) forty percent (40%).

Section 5.21. Shimizu Transaction Agreement.

(a) Seller shall use its reasonable best efforts to take, or cause to be taken, and shall cause its respective Affiliates to take, all actions, and to do, or cause to be done, all things necessary, proper or advisable to cause the conditions to the closing of the transactions contemplated by the Shimizu Transaction Agreement (the “Shimizu Closing”) to be satisfied.

(b) Seller shall not, and shall cause its applicable Affiliates not to, without Purchaser’s prior written approval (not to be unreasonably withheld, conditioned or delayed), (i) determine whether or not the conditions set forth in Sections 6.1, 6.2 or 6.3 of the Shimizu Transaction Agreement have been satisfied or are capable of being satisfied at the Shimizu Closing if such closing were to occur, (ii) waive the satisfaction of any of the conditions set forth in Sections 6.1, 6.2 or 6.3 of the Shimizu Transaction Agreement, (iii) modify, supplement or amend the Shimizu Transaction Agreement or (iv) terminate the Shimizu Transaction Agreement.

(c) Seller shall, and shall cause its respective Affiliates and Representatives to, promptly (i) share with Purchaser all material information it or its Affiliates or Representatives receive from HGLS or its Affiliates or Representatives in connection with the transactions contemplated by the Shimizu Transaction Agreement, (ii) provide copies to Purchaser of any written notices, and any other material written correspondence and other written communications received by Seller or its Affiliates from HGLS or any of its Affiliates pursuant to the Shimizu Transaction Agreement and (iii) inform Purchaser upon becoming aware of any material breach (or potential material breach) by any party to the Shimizu Transaction Agreement of any representation, warranty or covenant under the Shimizu Transaction Agreement or any other documents or deliverables pursuant thereto that would reasonably be expected to result in the failure of any conditions set forth in Sections 6.1, 6.2 or 6.3 of the Shimizu Transaction Agreement.

Section 5.22. MTO.

(a) Purchaser acknowledges and agrees that the execution of this Agreement and the Hitachi SPA requires Purchaser to comply with the applicable mandatory tender offer (“MTO”) requirements (including any disclosure requirements) as set forth in the Securities and Exchange Board of India (SEBI) (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“SEBI Takeover Regulations”) (the “MTO Requirements”) with respect to the shares of Johnson Controls Hitachi Air Conditioning India Ltd. (“JCHAC India”). Seller represents and warrants that none of the parameters specified in Regulation 5(2) of the aforementioned SEBI regulations are met in respect of the MTO.

(b) Seller agrees and undertakes that it shall:

(i) cooperate with Purchaser in the preparation of any documentation (including any disclosures) reasonably necessary for compliance with any MTO Requirements applicable to JCHAC India; and

(ii) subject to the confidentiality arrangements set forth in Section 5.3, provide reasonable cooperation and assistance to Purchaser including, upon request by Purchaser, providing all such information, documents, undertakings and confirmations as may be required to be submitted by Purchaser to any Governmental Entity in accordance with applicable Law for the purposes of the MTO.

(c) The parties acknowledge and agree that nothing contained in this Agreement constitutes, or shall be deemed to constitute, Purchaser (or any of its Affiliates), on the one hand, and Seller (or any of its Affiliates) (whether considered collectively or in any combination whatsoever), on the other hand, as partners or as ‘persons acting in concert’ as that expression is understood under the SEBI Takeover Regulations, and that it is not the intention of the parties that Purchaser or any of its Affiliates be deemed to be ‘persons acting in concert’ with Seller or its Affiliates by virtue of the provisions of any of the Transaction Documents or by virtue of the transactions contemplated therein.

Section 5.23. Joint Analysis. The parties shall comply with the obligations set forth in Section 5.23 of the Seller Disclosure Schedules.

Section 5.24. Certain Other Matters. The parties shall comply with the cost-sharing obligations set forth in Section 5.24 of the Seller Disclosure Schedules.

ARTICLE VI

CERTAIN TAX MATTERS

Section 6.1. Tax Indemnification by Seller. Effective as of and after the Closing Date, Seller shall pay or cause to be paid, and shall indemnify Purchaser and its Affiliates (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against: (a) any Taxes imposed on the Purchased Companies for any Pre-Closing Period multiplied by (i) in the case of any Purchased Controlled Companies other than JCH or its Subsidiaries, 100%, (ii) in the case of any Purchased Non-Consolidated Venture (other than a Purchased Non-Consolidated Venture in which JCH or any of its Subsidiaries has an equity interest), a percentage equal to the outstanding equity interest in such person held directly or indirectly by Seller as set forth on Section 2.4(a) of the Seller Disclosure Schedules, (iii) in the case of JCH, 60%, or (iv) in the case of any Purchased Company held directly or indirectly by JCH, 60% multiplied by the percentage of the outstanding equity interests in such Purchased

Company held directly or indirectly by JCH as set forth on Section 2.4(a) of the Seller Disclosure Schedules; (b) any Taxes (other than Taxes imposed on any of the Purchased Companies) imposed on, in respect of or attributable to the Purchased Assets, the Business or the Assumed Liabilities for any Pre-Closing Period (the “Excluded Business Taxes”); (c) any Taxes of the Seller or any of its Affiliates (other than any Purchased Company) for which any Purchased Company is liable under Treasury Regulation Section 1.1502-6 (or under any similar provision of U.S. state or local or non-U.S. Law); (d) any Pre-Closing Reorganization Taxes; (e) any Taxes for which Seller is responsible under Section 6.12; (f) any Indirect Seller Taxes (including withholding Taxes related thereto and any Taxes, interest or penalties related to the disclosure or nondisclosure of the transactions giving rise to or that could give rise to such Indirect Seller Taxes) arising out of the transactions hereunder; and (g) any actual out-of-pocket costs and expenses, including reasonable legal fees and expenses attributable to any item described in clauses (a) to (f) above; provided that Seller shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Purchaser Tax Indemnified Parties from and against any such Taxes (i) for which Purchaser is responsible pursuant to Section 6.2, (ii) imposed on, in respect of or attributable to the Purchased Companies, the Purchased Assets, the Assumed Liabilities or the Business solely or primarily resulting from (x) a breach by Purchaser or any of its Affiliates of this Article VI after the Closing or (y) an action taken (including a tax election made) outside the ordinary course of business by Purchaser, any of its Affiliates, or any of the Purchased Companies on the Closing Date but after the Closing (excluding any Taxes imposed on any Purchased Company pursuant to a Code Section 338(g) election contemplated by Section 6.10(c)), or (iii) to the extent that such Taxes are reflected in the Closing Purchase Price or taken into account in determining the amount of Cash Amounts distributable to Seller after the Closing.

Section 6.2. Tax Indemnification by Purchaser. Effective as of and after the Closing Date, Purchaser shall pay or cause to be paid, and shall indemnify Seller and its Affiliates (collectively, the “Seller Tax Indemnified Parties”) and hold each Seller Tax Indemnified Party harmless from and against: (a) any Taxes imposed on, the Purchased Companies for any Post-Closing Period multiplied by (i) in the case of any Purchased Controlled Companies, 100%, or (ii) in the case of any Purchased Companies other than the Purchased Controlled Companies, the percentage of the outstanding equity interests in such Purchased Companies as set forth on Section 2.4(a) of the Seller Disclosure Schedules; (b) any Taxes (other than Taxes imposed on any of the Purchased Companies) imposed with respect to the Purchased Assets or the Assumed Liabilities for any Post-Closing Period; (c) any Taxes arising from any action (including making any tax election (for the avoidance of doubt other than a Code Section 338(g) election contemplated by Section 6.10(c))) or transaction by Purchaser, the Purchased Companies or their respective Affiliates outside of the ordinary course of business on the Closing Date after the Closing; (d) any Taxes imposed on, in respect of or attributable to Seller, the Purchased Companies, the Purchased Assets, the Assumed Liabilities or the Business solely or primarily resulting from any breach by Purchaser or any of its Affiliates of this Article VI after the Closing; (e) any Taxes for which Purchaser is responsible under Section 6.12; and (f) any costs and expenses, including reasonable legal fees and expenses, attributable to any item described in clauses (a) to (e) above.

Section 6.3. Straddle Periods. In the case of any Straddle Period, (a) Property Taxes allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (b) Taxes (other than Property Taxes) allocable to the Pre-Closing Period shall be computed as if such taxable period ended on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the Pre-Closing Period and the Post-Closing Period in proportion to the number of days in each period.

Section 6.4. Tax Returns.

(a) Seller shall prepare or shall cause to be prepared (i) any combined, consolidated or unitary Tax Return that includes Seller or any of its Subsidiaries (other than the Purchased Companies), on the one hand, and any of the Purchased Companies or their respective Subsidiaries, on the other hand (a “Combined Tax Return”), (ii) any Tax Return in respect of Indirect Seller Taxes and (iii) any Tax Return (other than any Combined Tax Return) that is required to be filed by or with respect to any of the Purchased Controlled Companies for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”). Such Pre-Closing Separate Tax Returns shall be prepared in a manner consistent with the positions taken, and with accounting methods used, on the Tax Returns filed by or with respect to the relevant Purchased Controlled Companies prior to Closing Date, unless otherwise required by a change in applicable Law or agreed to by Seller and Purchaser. Seller shall deliver, or cause to be delivered, to Purchaser for its review and comment all Pre-Closing Separate Tax Returns (together with related Tax Materials that Seller or any of its Affiliates holds) that are required to be filed after the Closing Date (taking into account any valid extensions) at least thirty (30) days prior to the due date for filing such Tax Returns (taking into account any extensions) or, if such due date is within thirty (30) days of the Closing Date, as soon as practicable after the Closing Date, and Seller shall incorporate all reasonable comments that Purchaser submits to Seller no later than ten (10) days prior to the due date of such Pre-Closing Separate Tax Returns or, if such due date is within ten (10) days of the Closing Date, as soon as practicable after the Closing Date. Purchaser shall timely file or cause to be timely filed such Pre-Closing Separate Tax Returns. Purchaser shall not amend or revoke any Pre-Closing Separate Tax Returns (or any election relating thereto) without the prior written consent of Seller. Seller shall prepare, or cause to be prepared, any proposed amended Pre-Closing Separate Tax Returns and shall deliver, or cause to be delivered, to Purchaser such proposed amended Pre-Closing Separate Tax Returns (together with related Tax Materials that Seller or any of its Affiliates holds). Purchaser shall provide comments, if any, to Seller in respect of any proposed amended Pre-Closing Separate Tax Returns within thirty (30) days of receipt thereof, and Seller shall revise such Pre-Closing Separate Tax Returns as reasonably requested by Purchaser. At Seller’s request, Purchaser shall file (or cause to be filed) such Pre-Closing Separate Tax Returns, and Seller shall reimburse Purchaser for all out-of-pocket fees, costs and expenses incurred by Purchaser, its Affiliates or the Purchased Companies in connection with such filing. Each of the parties agrees that the Transaction Deductions shall be allocated to the taxable period ending on or before the Closing Date to the maximum extent allowable by applicable Law so long as such allocation is at a “more likely than not” or higher confidence level. Seller shall notify Purchaser at least ten (10) days prior to filing any Tax Return in respect of Indirect Seller Taxes and upon request shall promptly deliver to Purchaser a copy of any such filed Tax Return.

(b) Except for any Tax Return required to be prepared or caused to be prepared by Seller pursuant to Section 6.4(a), Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Purchased Controlled Companies. In the case of any Tax Return that is required to be filed by or with respect to any of the Purchased Controlled Companies for any Straddle Period (a “Straddle Period Separate Tax Return”), Purchaser shall prepare or cause to be prepared such Straddle Period Separate Tax Return. Any such Straddle Period Separate Tax Return that Purchaser is required to prepare or cause to be prepared under this Section 6.4(b) shall be prepared in a manner consistent with past practices of the Purchased Controlled Companies, unless otherwise required by a change in applicable Law or agreed to by Seller and Purchaser. Purchaser shall deliver to Seller for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of any Straddle Period Separate Tax Returns (together with related Tax Materials that Purchaser or any of its Affiliates holds) that Purchaser prepares or causes to be prepared at least thirty (30) days prior to the due date thereof (taking into account any extensions). Purchaser shall not amend or revoke any such Straddle Period Separate Tax Returns (or any election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) In the case of any Straddle Period Separate Tax Return with respect to any Applicable Purchased Non-Consolidated Venture, Seller and Purchaser shall use reasonable best efforts to cause all items of income, gain, loss, deduction and credit for any Straddle Period of such Purchased Non-Consolidated Venture to be allocated pursuant to Section 706 of the Code based on a closing of the books on the Closing Date.

Section 6.5. Certain Refunds, Credits and Carrybacks.

(a) Seller shall be entitled to (i) any refunds of or credits against any Taxes for which Seller is responsible under Section 6.1 and (ii) any refunds or credits to which Seller is entitled under Section 6.5(b). Purchaser shall be entitled to any refunds or credits of the Purchased Companies of or against any Taxes other than refunds or credits to which Seller is entitled pursuant to this Section 6.5. Any refunds or credits of Taxes of the Purchased Companies or their respective Subsidiaries for any Straddle Period shall be equitably apportioned between Seller and Purchaser in accordance with the principles set forth in Section 6.3 and the first sentence of this Section 6.5(a). In the event that a Tax refund or credit in respect of a Straddle Period is less than it would have been had the books actually been closed on the Closing Date because Seller made an estimated payment or overpayment of such Tax that is not otherwise taken into account as a reduction in the definition of Pre-Closing Taxes, then such difference shall be deemed a Tax refund or credit to which Seller is entitled for purposes of this Section 6.5 and Purchaser shall pay such difference to Seller. Each party shall pay, or cause its Affiliates to pay, to the party entitled to a refund or credit of Taxes under this Section 6.5(a), the amount of such refund or credit (including any interest paid thereon and net of any Taxes to the party receiving such refund or credit in respect of the receipt or accrual of such refund or credit) in readily available funds within fifteen (15) days of the actual receipt of the refund or credit or the application of such refund or credit against amounts otherwise payable. For the avoidance of doubt and to avoid double counting, any amount of Taxes that is previously refunded and paid over to a party to this Agreement shall not be treated as reducing other Tax liabilities for which such party is liable.

(b) Purchaser shall cause the Purchased Controlled Companies, and shall use reasonable best efforts to cause the Purchased Non-Consolidated Ventures, to utilize or carry forward, where permitted by applicable Law, any item of loss, deduction or credit which arises in any taxable period ending after the Closing Date (a “Post-Closing Loss”) in or into any taxable period beginning after the Closing Date. If a Post-Closing Loss is not permitted by applicable Law to be utilized in or carried forward into any taxable period beginning after the Closing Date, Seller shall be entitled to any refund of Taxes resulting from any carry back of such Post-Closing Loss into any taxable period ending on or before the Closing Date.

Section 6.6. Tax Contests.

(a) If any Taxing Authority asserts a Tax Claim, then the party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party to this Agreement; provided that the failure of such party to give such prompt notice shall not relieve the other party of any of its obligations under this Article VI, except to the extent that the other party is prejudiced by such failure (as determined by a court of competent jurisdiction). Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(b) In the case of a Tax Proceeding of or with respect to any of the Purchased Controlled Companies for any taxable period ending on or before the Closing Date (other than a Tax Proceeding described in Section 6.6(d)), Seller shall have the exclusive right to control such Tax Proceeding; provided that (i) Seller shall keep Purchaser reasonably informed of the status of such Tax Proceeding, and (ii) Seller shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement, compromise or abandonment would have a non-de minimis impact on Purchaser or any of its Affiliates for a Post-Closing Period. Seller may elect in writing not to control any Tax Proceeding that Seller otherwise has the right to control pursuant to the preceding sentence. If Seller makes such election with respect to a Tax Proceeding, Purchaser shall have the right and obligation to conduct, at its own expense, such Tax Proceeding, and the provisions of Section 6.6(c) shall apply, mutatis mutandis (substituting all references therein to “the Controlling Party” with “Purchaser” and all references therein to “the Non-Controlling Party” with “Seller”), with respect to such Tax Proceeding.

(c) In the case of a Tax Proceeding of or with respect to (i) any of the Purchased Controlled Companies for any Straddle Period (other than a Tax Proceeding described in Section 6.6(d)) or (ii) both Excluded Business Taxes and Taxes that are not Excluded Business Taxes (and such Tax Proceeding for Taxes that are Excluded Business Taxes is not separable from such Tax Proceeding for Taxes that are not Excluded Business Taxes), the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided, that (A) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding and allow the Non-Controlling Party to participate in any such Tax Proceeding, (B) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (C) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (D) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, and (E) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed. For purposes of this Section 6.6(c): “Controlling Party” shall mean Purchaser; and “Non-Controlling Party” shall mean Seller.

For the avoidance of doubt, Purchaser shall have no rights under this Agreement in the case of a Tax Proceeding of or with respect to any of the Purchased Non-Consolidated Ventures for any Pre-Closing Period except to the extent that Purchaser has any such rights pursuant to the terms of any applicable Purchased Venture Governing Documents.

(d) Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Seller or any of its Affiliates (other than the Purchased Companies) and (ii) any Tax Return of a consolidated, combined or unitary group that includes Seller or any of its Affiliates (including any Combined Tax Return).

Section 6.7. Cooperation and Exchange of Information.

(a) Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article VI or a right to refund of Taxes, or (iii) conducting any Tax Proceeding; provided that in no case shall Purchaser or any of its Affiliates have examination rights (or any other rights) with respect to any Tax Return not acquired pursuant to Section 2.4(n) or transferred in connection with the acquisition of the RLC Ductless Business. Such cooperation shall include preparing (or causing to be prepared) such information completely and accurately, in good faith and in a manner and on a timeline reasonably requested by the other party, timely providing (and in any event within thirty (30) days of request) necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information (including, for the avoidance of doubt, any audited or unaudited financial statements necessary to, or relevant, in preparing such Tax Returns), which any such party may possess. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(b) Purchaser shall retain all Tax Returns (including any related documents or supporting materials) of the relevant entities with respect to Tax periods ending on or prior to the Closing Date until sixty (60) days following the expiration of the statute of limitations (taking into account any extensions) for the Tax periods to which the Tax Returns relate. Thereafter, Purchaser may dispose of such Tax Returns and other documents after offering Seller reasonable notice and opportunity to take possession of such Tax Returns and other documents.

Section 6.8. Tax Sharing Agreements. To the extent relating to the Purchased Controlled Companies, Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any of the Purchased Controlled Companies, on the one hand, and Seller or any of its Subsidiaries (other than the Purchased Companies), on the other hand, are parties, and neither Seller nor any of its Subsidiaries nor any of the Purchased Controlled Companies or their respective Affiliates shall have any rights or obligations thereunder after the Closing.

Section 6.9. Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a)(1) of the Code or any similar provision of U.S. state or local or non-U.S. Law), Seller, Purchaser, the Purchased Companies and their respective Affiliates shall treat any and all payments under Section 2.9, and any and all payments for indemnification under Section 6.1, Section 6.2 and Article IX as an adjustment to the Final Purchase Price under applicable Tax Law.

Section 6.10. Tax Elections.

(a) Except as set forth in Section 6.10(b) or Section 6.10(c), Purchaser shall not make, and shall cause its Affiliates and the Purchased Companies not to make, any Tax election with respect to any Purchased Company (including any election pursuant to Treasury Regulation Section 301.7701-3), which election would be effective or have any effect in any Pre-Closing Period.

(b) Seller shall use reasonable best efforts to make, or cause to be made, with respect to each Purchased Consolidated Venture, that is treated as a partnership for U.S. federal income tax purposes as set forth in Section 3.14(h) of the Seller Disclosure Schedules (an “Applicable Purchased Consolidated Venture”), an election under Section 754 of the Code to the extent such election is not already in effect and is permitted under the applicable Purchased Venture Governing Documents. Seller and Purchaser, to the extent Purchaser desires to make an election under Section 754 of the Code, shall use reasonable best efforts to cause the general partner, managing member or controlling Person, as applicable, of each Purchased Non-Consolidated Venture that is treated as a partnership for U.S. federal income tax purposes as set forth in Section 3.14(h) of the Seller Disclosure Schedules (an “Applicable Purchased Non-Consolidated Venture”), to make an election under Section 754 of the Code to the extent such election is not already in effect and is permitted under the applicable Purchased Venture Governing Documents; provided that in no event shall Seller bear any cost or expense of making any election contemplated in this Section 6.10(b) (including any cost, expense or indemnification obligation in respect of such election to any third party owner of a Purchased Consolidated Venture or Purchased Non-Consolidated Venture). Purchaser and its Affiliates (including, after the Closing, the Purchased Companies) shall make, to the extent legally permissible and permitted under the applicable Purchased Venture Governing Documents, a “push-out election” under Section 6226 of the Code (or analogous state or local income Tax Law) with respect to each Applicable Purchased Consolidated Venture in any Pre-Closing Periods and shall use reasonable best efforts to request the general partner, managing member or controlling Person, as applicable, of each Applicable Purchased Non-Consolidated Venture, to make such election to the extent permissible under the applicable Purchased Venture Governing Documents. Seller and its Affiliates shall cooperate with each such election, including taking any action reasonably requested by Purchaser with respect thereto.

(c) Purchaser may, and may cause its Affiliates and the Purchased Companies to, make an election under Section 338(g) of the Code with respect to (i) JC Residential and Light Commercial Manufacturing Mexico, S. de R.L. de C.V., (ii) Johnson Controls BE Argentina S.R.L. and (iii) Sensormatic India Private Limited.

Section 6.11. Additional Post-Closing Tax Covenant.

(a) Purchaser shall not take, and shall cause its Affiliates and the Purchased Companies not to take, any action or series of actions with the effect, reasonably likely to have the effect or intended to have the effect, for tax purposes, of any action or actions set forth on Section 6.11(a) of the Seller Disclosure Schedules, without Seller’s prior written consent.

(b) Purchaser shall not, and shall cause its Affiliates (including the Purchased Controlled Companies after the Closing Date) not to, enter into any voluntary disclosure or similar agreement with respect to the Purchased Entities or Purchased Consolidated Ventures with, or otherwise voluntarily disclose information of the Purchased Companies to, a Taxing Authority with respect to a Pre-Closing Period, in each case, to the extent such action could result in additional Taxes for which Seller would be responsible either pursuant to applicable Law or pursuant to Section 6.1, without the Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.12. Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, any sales, use, transfer (including real estate transfer), documentary, stamp or similar Taxes and related fees imposed on or payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. The party responsible under applicable Law for filing any Tax Return with respect to Transfer Taxes shall prepare and timely file such Tax Return and promptly provide a copy of such Tax Return to the other party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. For the avoidance of doubt, Transfer Taxes shall not include any Indirect Seller Taxes.

Section 6.13. Timing of Payments. Any indemnity payment required to be made pursuant to this Article VI shall be made within ten (10) days after the Indemnified Party makes a written demand upon the Indemnifying Party, but in no case earlier than five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable Taxing Authority.

Section 6.14. Tax Matters Coordination and Survival. Notwithstanding anything to the contrary in this Agreement, indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VI and the provisions of Article IX (other than Section 9.2(b)(i)) shall not apply. The indemnification obligations contained in this Article VI shall survive the Closing Date until the expiration of the applicable statutory periods of limitations. The representations and warranties made pursuant to Section 3.14 (Taxes) shall not survive the Closing.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1. Conditions to Each Party’s Obligations to Close. The respective obligations of Seller and Purchaser to effect the Closing is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Regulatory Approvals. All Regulatory Approvals and/or the termination or expiration of any applicable waiting periods (including any extension thereof) or any related commitment not to close, recognized in a timing agreement agreed to in writing by both Seller and Purchaser with a Governmental Entity, required to be obtained or to have occurred under the HSR Act or under the Antitrust Laws of any jurisdiction listed on Section 7.1(a)(i) of the Seller Disclosure Schedules, and each of the other Approvals listed on Section 7.1(a)(ii) of the Seller Disclosure Schedules shall have been obtained or shall have occurred.

(b) No Injunctions or Restraints. No applicable Law shall be in effect, and no order, injunction or other Judgment issued by any court of competent jurisdiction shall have been entered and remain in effect, in each case, which prevents or prohibits the consummation of the Transaction, the other transactions contemplated by this Agreement, or the Related Transaction.

(c) Hitachi SPA. Either (i) the Hitachi Closing shall have occurred, or shall occur substantially concurrently with the Closing, or (ii) the conditions to the Hitachi Closing set forth in Section 3.2(a) and Section 3.2(b) of the Hitachi SPA shall have been satisfied or validly waived in accordance with the Hitachi SPA (other than those conditions that are to be satisfied by action taken at the Hitachi Closing, but subject to such conditions being capable of being satisfied at or substantially concurrently with the Hitachi Closing).

(d) Shimizu Transaction Agreement. Either (i) the Shimizu Closing shall have occurred, or shall occur immediately prior to, the Closing, or (ii) a Delayed Closing Election Notice (as defined in the Shimizu Transaction Agreement) shall have been delivered in accordance with Section 5.17(d) of the Shimizu Transaction Agreement.

Section 7.2. Conditions to Obligations of Purchaser to Close. The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) Each of Seller’s Fundamental Representations in Section 3.2(a) shall be true and correct in all but de minimis respects on and as of the date of this Agreement and as of the Closing as if made on and as of the Closing (other than any such representation or warranty that expressly relates to a specified date, which representation and warranty shall be so true and correct on the date so specified), (ii) each of Seller’s Fundamental Representations (other than Seller’s Fundamental Representations in Section 3.2(a)) and each of the representations and warranties of Seller set forth in Section 3.4(a) (solely with respect to clauses (i) and (ii) therein) and Section 3.8(a) (in each case, without giving effect to any “material” or “Business Material Adverse Effect” qualifier or other similar qualifier therein) shall be true and correct in all material respects on and as of the date of this Agreement and as of the Closing as if made on and as of the Closing (other than any such representation or warranty that expressly relates to a specified date, which representation and warranty shall be so true and correct on the date so specified), (iii) each of the representations and warranties of Seller set forth in Section 3.7(b) shall be true and correct in all respects on and as of the date of this Agreement and the Closing as if made on and as of the Closing and (iv) each of the other representations and warranties of Seller contained in Article III of this Agreement (without giving effect to any “material” or “Business Material Adverse Effect” qualifier or other similar qualifier therein) shall be true and correct on and as of the date of this Agreement and the Closing as if made on and as of the Closing (other than any such representation or warranty that expressly relates to a specified date, which representation and warranty shall be so true and correct on the date so specified) except, with respect to clause (iv), where the failure of such representations and warranties to be so true and correct has not had, or would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b) Performance of Obligations of Seller. The covenants and agreements of Seller to be performed and complied with on or before the Closing in accordance with this Agreement shall have been performed and complied with in all material respects.

(c) Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Business Material Adverse Effect.

(e) Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been consummated in all material respects in accordance with Section 5.13.

Section 7.3. Conditions to Obligations of Seller to Close. The obligation of Seller to effect the Closing is subject to the satisfaction (or waiver by Seller) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) Each of Purchaser’s Fundamental Representations shall be true and correct in all but de minimis respects on and as of the date of this Agreement and the Closing as if made on and as of the Closing (other than any such representation and warranty that expressly relates to a specified date, which representation and warranty shall be true and correct on the date so specified), and (ii) all of the other representations and warranties of Purchaser contained in Article IV of this Agreement (without giving effect to any “material” or “Purchaser Material Adverse Effect” qualifier or other similar qualifier therein) shall be true and correct on and as of the date of this Agreement and the Closing as if made on and as of the Closing (other than any such representation and warranty that expressly relates to a specified date, which representation and warranty shall be true and correct on the date so specified) except, with respect to clause (ii), where the failure of such representations and warranties to be so true and correct has not had, or would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Performance of Obligations of Purchaser. The covenants and agreements of Purchaser to be performed and complied with on or before the Closing in accordance with this Agreement shall have been performed and complied with in all material respects.

(c) Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION; EFFECT OF TERMINATION

Section 8.1. Termination. Anything to the contrary in this Agreement notwithstanding, this Agreement may be terminated and the Transaction and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by Seller, if (i) any of Purchaser’s representations and warranties contained in Article IV of this Agreement shall fail to be true and correct, such that the condition set forth in Section 7.3(a) would not be satisfied, or (ii) Purchaser shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, such that the condition in Section 7.3(b) would not be satisfied and, in each case of clauses (i) and (ii), if such inaccuracy, failure or breach is curable and has not been cured in a manner sufficient to allow the satisfaction of such condition by the earlier of (x) the date that is thirty (30) days after the date that Seller has notified Purchaser of such failure or breach and (y) the Outside Date; provided that Seller shall not be entitled to terminate this Agreement pursuant to this Section 8.1(b) if Seller is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that such failure or breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b);

(c) by Purchaser, if (i) any of Seller’s representations and warranties contained in Article III of this Agreement shall fail to be true and correct, such that the condition set forth in Section 7.2(a) would not be satisfied, or (ii) Seller shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, such that the condition set forth in Section 7.2(b) would not be satisfied and, in each case of clauses (i) and (ii), if such inaccuracy, failure or breach is curable and has not been cured in a manner sufficient to allow the satisfaction of such condition by the earlier of (x) the date that is sixty (60) Business Days after the date that Purchaser has notified Seller of such failure or breach and (y) the Outside Date; provided, that Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 8.1(c) if Purchaser is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that such failure or breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b);

(d) by Seller or by Purchaser, if the Closing shall not have occurred on or prior to January 23, 2026, (the “Outside Date”); provided, further, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose material breach of this Agreement proximately caused or resulted in, the failure of the Closing to occur on or before such date; and, provided, further, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(d) if the other party has filed an Action with a Governmental Entity pursuing specific performance of, or other equitable remedies with respect to, Purchaser’s or HGLS’s obligations under the Hitachi SPA and such Action has not been finally adjudicated; or

(e) by Seller or by Purchaser, if (i) an Approval under the HSR Act or another Approval required under Section 7.1(a) shall have been denied and such denial shall have become final and nonappealable or (ii) a permanent injunction or other permanent Judgment issued by a court of competent jurisdiction, preventing, prohibiting or enjoining the consummation of the Transaction or the Related Transaction shall have become final and nonappealable (any such denial, permanent injunction or permanent Judgment described in clause (i) or (ii), a “Restraint”); provided that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available any party whose material breach of any provision of this Agreement proximately caused or resulted in such Restraint.

Section 8.2. Effect of Termination.

(a) If this Agreement is terminated, this Agreement shall become null and void and of no further force and effect, except, subject in all respects to this Section 8.2, for the provisions of Article I, Section 5.3, Section 5.5, Section 5.16(d), this Section 8.2 and Article X, and there will be no Liability on the part of Seller or Purchaser to the other party. Subject in all respects to this Section 8.2, nothing in this Section 8.2 shall be deemed to release any party from any Liability for Fraud or willful breach, in each case, prior to such valid termination by such party of the terms and provisions of this Agreement.

(b) If this Agreement is terminated (a) pursuant to Section 8.1(d) due to a Restraint relating to any Antitrust Law or (b) pursuant to Section 8.1(e) and, at the time of such termination, any of the conditions set forth in Section 7.1(a) or, solely as it relates to any Antitrust Law, Section 7.1(b) have not been satisfied or waived, then Purchaser shall pay $300,000,000 (the “Termination Fee”) to Seller (or any designee of Seller) as promptly as practicable (and, in any event, within three (3) Business Days following such termination) after receipt or delivery of the termination notice pursuant to Section 8.3, payable by wire transfer of same day funds to the account or accounts designated in writing by Seller for such purpose. The parties agree that, notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated pursuant to Section 8.1(d) or Section 8.1(e) and the Termination Fee is payable pursuant to this Section 8.2(b), (i) Seller’s right to receive the Termination Fee shall be the sole and exclusive remedy of the Seller, any other Seller Entity, and any respective past, current or future direct or indirect equity holder, controlling Person, general or limited partner, stockholder, member, manager, director, officer, incorporator, employee, agent, Affiliate, assignee, attorney, consultant, representative, principal or financing source of any Seller or any other Seller Entity (any such Person, other than Seller, a “Seller Non-Recourse Related Party”), against Purchaser and its Affiliates, and any respective past, current or future direct or indirect equity holder, controlling Person, general or limited partner, stockholder, member, manager, director, officer, incorporator, employee, agent, Affiliate, assignee, attorney, consultant, representative, principal or financing source of Purchaser or any of its Affiliates (any such Person, other than Purchaser, a “Purchaser Non-Recourse Related Party”) for any loss suffered due to the failure of the Closing to occur, and (ii) other than the payment of a single Termination Fee in circumstances where the Termination

Fee is payable, no Purchaser Non-Recourse Related Party shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. If this Agreement is terminated in circumstances where the Termination Fee is payable and the Termination Fee is paid to Seller in accordance with this Section 8.2(b), no Seller Non-Recourse Related Party shall be entitled to bring, and shall in no event support, facilitate or encourage the bringing of, any Action (under any legal theory, whether in Law or in equity, and in each case whether for breach of contract, in tort or otherwise) against a Purchaser Non-Recourse Related Party with respect to, arising out of or in connection with the failure of the Closing to occur or for a breach or failure to perform hereunder, and the Seller shall cause any such Action pending as of any termination of this Agreement to be dismissed with prejudice as promptly as practicable after such termination.

(c) Purchaser acknowledges that in the event that Purchaser shall fail to pay the Termination Fee or the Closing Purchase Price when due, Purchaser shall reimburse Seller and its Affiliates for all reasonable and documented costs and expenses actually incurred or accrued by Seller or its Affiliates (including reasonable fees and expenses of counsel) in connection with any Action (including the filing of any lawsuit) taken to collect payment of such amount, together with interest on such unpaid amounts at eight percent (8%) per annum, or such lesser rate as is the maximum permitted by applicable Law, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment. The parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their respective rights to specific performance under Section 10.6; provided that, for the avoidance of doubt, under no circumstances shall the Seller be permitted or entitled to receive both (i) a grant of specific performance to cause the Closing to occur and (ii) the payment of all or any portion of the Termination Fee.

(d) Notwithstanding anything to the contrary in the foregoing, the parties acknowledge and agree that (i) the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, (ii) notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated in circumstances where the Termination Fee is due and payable pursuant to Section 8.2(b), then the Termination Fee is intended to serve as a cap on the maximum aggregate liability of the Purchaser Non-Recourse Related Parties in respect of such termination (and any monetary damages paid by any Purchaser Non-Recourse Related Party to any Seller Non-Recourse Related Party in connection with the termination of this Agreement shall be deemed to reduce the amount payable as the Termination Fee) and (iii) any payment of the Termination Fee is not a penalty but is liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. In no event shall Purchaser be required to pay the Termination Fee on more than one occasion.

Section 8.3. Notice of Termination. In the event of termination by Seller or Purchaser pursuant to Section 8.1, written notice of such termination shall be given by the terminating party to the other party to this Agreement.

ARTICLE IX

INDEMNIFICATION

Section 9.1. Survival. None of the representations and warranties, covenants and agreements in this Agreement shall survive the Closing, except for (i) Seller’s Fundamental Representations, which will survive for a period of one (1) year following the Closing, (ii) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Closing, which shall survive indefinitely or until the latest date permitted by applicable Law, and (iii) Section 5.24, this Article IX and Article X (and any corresponding definitions set forth in Article I). This Section 9.1 shall not limit any covenant or agreement of the parties hereto contained in this Agreement that by its terms contemplates performance after the Closing, and shall not extend the applicability of any covenant or agreement of the parties hereto contained in this Agreement that by its terms relates only to a period between the date of this Agreement and the Closing.

Section 9.2. Indemnification by Seller.

(a) Subject to the provisions of this Article IX and except with respect to indemnification for Taxes (which shall be governed exclusively by Article VI), effective as of and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates, and its and their respective officers, directors, managers, members, partners, equityholders, shareholders and employees, successors and assigns (collectively, the “Purchaser Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of, resulting from or related to (i) any inaccuracy of any of Seller’s Fundamental Representations, (ii) any breach of any covenant or agreement of Seller contained in this Agreement to be performed by Seller following the Closing, (iii) any Retained Liability, whether such Liability arises before, on or after the Closing, is known or unknown, contingent or accrued, (iv) pursuant to Section 2.11(e), or Section 5.7(d) (the “Seller Reimbursement Provisions”), and (v) the Pre-Closing Reorganization (provided, however, that Seller shall only indemnify a Purchaser Indemnified Party for Covered Losses directly arising out of Seller’s actions or omissions in respect of the Pre-Closing Reorganization and only to the extent the matters giving rise to such Covered Losses are not the subject of any representation and warranty in Article III).

(b) Notwithstanding any other provision to the contrary:

(i) Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Covered Losses pursuant to Section 9.2(a) to the extent that such Covered Losses are reflected in the Closing Purchase Price; and

(ii) the cumulative indemnification obligation of Seller under Section 9.2(a)(ii) and Section 9.2(a)(v) (other than Covered Losses constituting Taxes), in the aggregate, shall in no event exceed $800,000,000 (the “Cap”).

(iii) Notwithstanding any other provision to the contrary, (i) the cumulative obligation of Seller under Section 9.2(a)(i), Section 9.2(a)(ii), Section 9.2(a)(iv) and Section 9.2(a)(v) and Article VI shall in no event exceed the amount of the Final Purchase Price and (ii) Seller shall not be liable for Covered Losses under Section 9.2(a)(i) until the aggregate amount of the Covered Losses thereunder exceeds the amount of coverage provided under the R&W Insurance Policy, in which event Seller shall be required to pay or be liable for only the aggregate amount of Covered Losses in excess of such amount of coverage provided under the R&W Insurance Policy.

(c) Notwithstanding any other provision to the contrary (except for indemnification for Taxes, which is governed exclusively by Article VI), with respect to any Covered Losses to the extent arising out of, resulting from or related to, the RLC Ductless Business, any indemnification obligation that Seller may have under this Agreement (other than pursuant to Section 9.2(a)(i) (with respect any Person other than JCH and any Purchased Venture in which JCH has an equity interest), Section 9.2(a)(ii) and Section 9.2(a)(v) and under any Seller Reimbursement Provision) shall be limited to sixty percent (60%) of any such Covered Losses (such portion of any such Covered Losses, the “JCH Related Covered Losses”).

Section 9.3. Indemnification by Purchaser.

(a) Subject to the provisions of this Article IX and except with respect to indemnification for Taxes (which shall be governed exclusively by Article VI), effective as of and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates, and its and their respective officers, directors, managers, members, partners, equityholders, shareholders and employees, agents, successors and assigns (collectively, the “Seller Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Seller Indemnified Parties to the extent arising out of, resulting from or related to (i) any breach of any covenant or agreement of Purchaser contained in this Agreement to be performed by Purchaser following the Closing, (ii) any Assumed Liability and any Liability related to or arising out of the Business or the Purchased Assets (excluding any Retained Liabilities), whether such Liability arises before, on or after the Closing, is known or unknown, contingent or accrued, and (iii) pursuant to Section 2.11(e), Section 5.7(d), Section 5.7(l)(ii), Section 5.8, Section 5.10(d) and Section 5.16(d) (the “Purchaser Reimbursement Provisions”).

(b) Notwithstanding any other provision to the contrary, the cumulative indemnification obligation of Purchaser under Section 9.3(a)(i) shall in no event exceed the Cap.

Section 9.4. Procedures.

(a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand that the Indemnified Party has determined has given or would reasonably be expected to give rise to such right of indemnification (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under the Seller Reimbursement Provisions, the Purchaser Reimbursement Provisions and this Article IX, except to the extent that the Indemnifying Party is prejudiced by such failure (as determined by a court of competent jurisdiction), it being agreed that notices for claims in respect of a breach of a covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 9.1 for such covenant or agreement.

(b) Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to the Seller Reimbursement Provisions, the Purchaser Reimbursement Provisions, Section 9.2(a) or Section 9.3(a), the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, to assume the defense or settlement of such Third Party Claim (at the expense of such Indemnifying Party); provided that the Indemnifying Party shall not be entitled to assume, and the Indemnified Party will be entitled to have control over, the defense or settlement of such Third Party Claim, if (i) the Third Party Claim relates to, arises in connection with or involves any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation, (ii) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party that would, in the reasonable belief of the Indemnified Party, be detrimental to its reputation, (iii) any insurer, including the insurer under the R&W Insurance Policy, requires, as a condition to the Indemnified Party’s eligibility to recover insurance proceeds on account of such Third Party Claim, that such insurer control the matter, (iv) the Indemnified Party has been advised in writing by legal counsel that a conflict of interest exists which, under applicable principles of legal ethics, would prohibit a single legal counsel from representing both the Indemnified Party and the Indemnifying Party in such Third Party Claim or (iv) such Third Party Claim involves a dispute on the primary commercial relationship with a material customer or supplier of the Indemnified Party and, in the reasonable opinion of the Indemnified Party, if such material customer or supplier (as applicable) prevailed in all material respects in such Third Party Claim would have a Business Material Adverse Effect or a material adverse effect on Seller’s Retained Businesses; provided, further, that if the Indemnifying Party assumes the defense and control of such Third Party Claim, the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense, subject to the Indemnifying Party’s right to control the defense and settlement thereof. If the Indemnifying Party does not assume the defense and settlement of any Third Party Claim pursuant to this Section 9.4(b), the Indemnified Party shall be entitled to assume and control such defense and settlement, but the Indemnifying Party may nonetheless participate in the defense and settlement of such Third Party Claim with its own counsel and at its own expense, subject to the Indemnified Party’s right to control the defense and settlement thereof. Purchaser or Seller, as the case may be, shall, and shall cause each of its Affiliates and Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing Books and Records, personnel and witnesses, as appropriate for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement or compromise of, or the entry of any Judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided that such settlement or Judgment does not involve any injunctive or other equitable relief or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party or any of its Affiliates and provides for the unconditional release of the Indemnified Party and its Affiliates from all Liabilities with respect to such Third Party Claim. No Indemnified Party will consent to the entry of any Judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 9.5. Exclusive Remedy and Release. Purchaser and Seller acknowledge and agree that, except with respect to any matter relating to Taxes (which shall be governed exclusively by Article VI) and as set forth in Section 5.24, and except as expressly set forth in the other Transaction Documents, following the Closing, (x) the indemnification provisions set forth in the Seller Reimbursement Provisions, the Purchaser Reimbursement Provisions, Section 9.3 and specific performance of this Agreement pursuant to Section 10.6 shall be the sole and exclusive remedies of Seller and (y) the indemnification provisions set forth in Section 9.2 and specific performance of this Agreement pursuant to Section 10.6 shall be the sole and exclusive remedies of Purchaser with respect to matters specifically set forth therein, and the R&W Insurance Policy shall be the sole and exclusive remedies of Purchaser with respect to all other matters (including the breach of any representation or warranty of Seller contained herein, other than Seller’s Fundamental Representations (subject to Section 9.2(b)(iii) above)), in each case of the foregoing clauses (x) and (y), for any Covered Losses and any other losses and Liabilities (including any Covered Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability or otherwise) that such party hereto may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, the Transaction or the other transactions contemplated by this Agreement, including any breach of any representation or warranty in this Agreement by any party hereto, or any failure by any party hereto to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. Without limiting the generality of the foregoing and in furtherance thereof, from and after the Closing, the parties hereto hereby (and Purchaser on its behalf and on behalf of the Purchased Companies) irrevocably waive, release and forever discharge (a) any right of rescission of this Agreement, and (b) other than as provided in the foregoing, any claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise as a result of or in connection with this Agreement, the Transaction or the other transactions contemplated by this Agreement. Nothing in this Section 9.5 shall limit any Person’s right to seek any remedy on account of Fraud by any party.

Section 9.6. Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Covered Losses shall be net of any third-party insurance or indemnity, contribution or similar proceeds that have been recovered or are recoverable by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if third-party insurance or indemnification, contribution or similar proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made), and the Indemnified Party shall use, and cause its Affiliates to use, reasonable best efforts to seek full recovery under all insurance and indemnity, contribution or similar provisions covering such Covered Loss to the same extent as it would if such Covered Loss were not subject to indemnification hereunder. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article IX, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party.

Section 9.7. Limitation on Liability. Notwithstanding anything to the contrary contained in this Agreement (including this Article IX), after the Closing, neither party hereto shall be liable to the other party hereto or its Affiliates, whether in contract, tort (including negligence and strict liability) or otherwise, at Law or in equity, and “Covered Losses” shall not include any incidental, special, exemplary or punitive damages or consequential damages, except to the extent (a) such damages are actually awarded by a Governmental Entity in a Third Party Claim with respect to a matter for which Indemnified Party is entitled to indemnification hereunder or (b) in the case of consequential damages, such damages were the probable and reasonably foreseeable consequence of the relevant breach or action.

Section 9.8. Mitigation. Each of the parties hereto agrees to use its reasonable best efforts to mitigate its respective Covered Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Covered Losses that are indemnifiable hereunder; provided that nothing in this Section 9.8 shall impose any duty to mitigate on any party hereto in excess of any duties under applicable Law.

ARTICLE X

GENERAL PROVISIONS

Section 10.1. Entire Agreement. This Agreement and the other Transaction Documents, and the Schedules and Exhibits hereto and thereto, along with the Seller Disclosure Schedules and Purchaser Disclosure Schedules, constitute the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter. Neither party hereto shall be liable or bound to the other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein and therein.

Section 10.2. Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned or transferred by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party hereto; provided that Purchaser may assign any all of its rights or obligations under this Agreement to one or more of its Affiliates without the prior written consent of the other party; so long as Purchaser provides prior written notice of such assignment to Seller and remains responsible for any such assigned rights or obligations hereunder; provided that any such assignment would not reasonably be expected to (i) prevent or materially delay or materially impair the grant of any Regulatory Approval, or (ii) otherwise prevent or materially delay or materially impair the consummation of the transactions contemplated hereby. Any attempted assignment in violation of this Section 10.2 shall be void. Subject to the two preceding sentences, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 10.3. Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing, Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that the other party was or is obligated to comply with or perform. The failure or delay of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder.

Section 10.4. No Third-Party Beneficiaries. This Agreement and the Exhibits and Schedules hereto are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof; provided that (a) the Seller Parties are intended third-party beneficiaries of, and may enforce, Section 5.17, (b) the Released Seller Parties and Released Purchaser Parties are third-party beneficiaries of, and may enforce, Section 5.19, to the extent applicable to such Released Seller Parties and Released Purchaser Parties, (c) the Purchaser Non-Recourse Related Parties are third-party beneficiaries of, and may enforce, Section 8.2(b), to the extent applicable to such Purchaser Non-Recourse Related Parties and (d) the Indemnified Parties are intended third-party beneficiaries of, and may enforce, the provisions of Article IX to the extent applicable to such Indemnified Parties.

Section 10.5. Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or five (5) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of an email transmission (receipt confirmation requested and without receipt by the sender of an automated notice of non-delivery), and shall be directed to the address set forth below (or at such other address or email address as such party shall designate by like notice):

(i)	if to Purchaser,

Robert Bosch GmbH

Robert-Bosch-Platz 1

70893 Gerlingen

Germany

Attention: Dr. Thomas Beike

   Dr. Markus Lepschy

Email:    [****]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

Neue Mainzer Straße 52

Frankfurt am Main 60311, Germany

Attention: Carsten Berrar

   Konstantin Technau

Email:    [****]

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:  Francis J. Aquila

    Scott B. Crofton

Email:     [****]

(ii)	if to Seller,

c/o Johnson Controls International plc

5757 North Green Bay Avenue

Milwaukee, Wisconsin 53209

E-mail: [****]

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:  Alan M. Klein

    Jakob Rendtorff

Email:    [****]

Section 10.6. Specific Performance.

(a) The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate the Transaction) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of actual damages and without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled in Law or in equity.

(b) The parties further agree that (i) by seeking the remedies provided for in this Section 10.6, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that the remedies provided for in this Section 10.6 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.6 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 10.6 prior to or as a condition to exercising any termination right under Article VIII (including receipt of the Termination Fee pursuant to Section 8.2) nor shall the commencement of any Action pursuant to this Section 10.6 or anything set forth in this Section 10.6 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII, or pursue any other remedies under this Agreement that may be available then or thereafter. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief in accordance with this Section 10.6 on the basis that the other party has an adequate remedy at Law or that any award of specific performance is unenforceable, invalid, contrary to Law, inequitable or not appropriate for any reason. Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.

(c) If a party brings an Action for specific performance pursuant to this Section 10.6, and a court of competent jurisdiction determines that the other party breached this Agreement in connection with its failure to effect the Closing in accordance with this Agreement, but such court declines to enforce specifically the obligations of such other party to effect the Closing in accordance with this Agreement, then, in addition to the right of the initiating party to terminate this Agreement pursuant to Article VIII, such initiating party shall be entitled to pursue all applicable remedies at Law (but subject to Section 8.2(a)), including seeking payment of the Termination Fee and other damages, and such other party shall pay to the such initiating party all of its and its Affiliates’ costs and expenses (including attorneys’ fees) in connection with all Actions to seek specific performance of such other party’s obligations pursuant to this Agreement and all Actions to collect such costs or expenses.

Section 10.7. Governing Law and Jurisdiction. This Agreement and its enforcement, and any controversy arising out of or relating to the making or performance of this Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to principles of conflicts of law. In addition, each of the parties hereto: (a) submits to the exclusive personal jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), in the event that any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transaction or the other transactions contemplated hereby; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any Proceeding relating to this Agreement or the Transaction or the other transactions contemplated hereby in any court other than the Delaware Court of Chancery; and (d) agrees that it will not seek to assert by way of motion, as a defense or otherwise, that (x) any such Proceeding (i) is brought in an inconvenient forum, (ii) should be transferred or removed to any court other than the above-named court or (iii) should be stayed by reason of the pendency of some other Proceeding in any court other than the above-named court, or (y) this Agreement or the subject matter hereof may not be enforced in or by the above-named court. Each party agrees that service of process upon such party in any such Proceeding shall be effective if notice is given in accordance with Section 10.5.

Section 10.8. Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER PARTY ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER DOCUMENTS OR INSTRUMENTS EXECUTED AND DELIVERED IN CONNECTION WITH THE TRANSACTION OR THE ADMINISTRATION THEREOF OR THE TRANSACTION OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO

PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY HERETO WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.8. NO PARTY HERETO HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.8 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.9. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the Transaction and the other transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.10. Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one (1) or more such counterparts have been signed by each party hereto and delivered (by e-mail or otherwise) to the other party. Signatures to this Agreement transmitted by electronic mail in “portable document format” (“pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signatures. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.

Section 10.11. Expenses. Except as otherwise provided herein, whether or not the Closing takes place, and except as set forth otherwise in this Agreement, all costs and expenses incurred in connection with this Agreement, the Transaction and the other transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 10.12. Interpretation; Absence of Presumption. It is understood and agreed that the specification of any Dollar amount in the representations and warranties or covenants contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party hereto shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules in any dispute or controversy between the parties hereto as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is or is not material for purposes of this Agreement. Nothing herein (including the Seller Disclosure Schedules and the Purchaser Disclosure Schedules) shall be deemed an admission by either party hereto or any of its Affiliates, in any Proceeding or Action, that such party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract. Notwithstanding any materiality, “Business Material Adverse Effect” or “Purchaser Material Adverse Effect” qualifications in any of the representations and warranties of Seller or Purchaser in this Agreement, for administrative ease, certain items, information or other matters may be included in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules that are not necessarily limited to items, information or matters required to be disclosed by this Agreement to be reflected in the Seller Disclosure Schedules or Purchaser Disclosure Schedules, as applicable, considered by Seller to be material to the Business (including the Purchased Companies) or the financial condition or results of operations of the Business (including the Purchased Companies) or considered by Seller or Purchaser to reasonably be expected to have a Business Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. Nothing contained in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules is intended to broaden the scope of any representation or warranty contained in this Agreement. The fact that any item, information or other matter has been included, referred to or disclosed in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules: (a) shall not be construed to establish, in whole or in part, any standard of the extent disclosure is required (including any standard of materiality), for purposes of such schedules; (b) does not represent a determination by Seller or Purchaser, as applicable, that such item did not arise in the ordinary course of business; and (c) shall not constitute an admission or indication by Seller or Purchaser, as applicable, that such disclosure is required to be made pursuant to any of the representations and warranties contained in this Agreement. For the purposes of this Agreement: (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “Dollars” or “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement and the Transaction Documents shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) the headings contained in this Agreement and the other Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the other Transaction Documents; (x) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the other Transaction Documents and if an ambiguity or question of interpretation should arise, this Agreement and the other Transaction Documents shall be construed as if drafted jointly by the parties hereto or thereto, as applicable, and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in this Agreement or the other Transaction Documents and prior drafts of this Agreement or any Transaction Document or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement or any Transaction Document shall not be used as an aide of construction or otherwise constitute evidence of the intent of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of such prior drafts; (xi) a reference to any Person includes such Person’s successors and permitted assigns; (xii) any reference to “days” means calendar days unless Business Days are expressly specified; (xiii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xiv) reference to any agreement, document or instrument means such agreement, document or instrument as amended, restated or modified and in effect from time to time in accordance with the terms thereof; and (xv) when reference is made to information that has been “made available,” “provided” or “delivered” to Purchaser or its Representatives, such reference shall include any information maintained in the “Project Rugby” electronic data room hosted by Intralinks Inc. no less than one (1) Business Day prior to the date hereof.

Section 10.13. Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege. Purchaser waives and will not assert, and agrees to cause its Affiliates and the Purchased Companies, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing, of Seller, any of its Affiliates or any shareholder, officer, employee or director of Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement, the other Transaction Documents or any other agreements or transactions contemplated hereby or thereby, including in connection with a dispute with Purchaser or its Affiliates, and following the Closing, with any Purchased Company (including in respect of any claim for indemnification by Purchaser), by any legal counsel currently representing Seller or any of its Affiliates in connection with this Agreement, the other Transaction Documents or any other agreements or transactions contemplated hereby or thereby, including Simpson Thacher & Bartlett, Cleary Gottlieb and Morrison Foerster (collectively, “Seller Counsel” and such representation the “Current Representation”). Purchaser will not assert, and agrees to cause its Affiliates and the Purchased Companies not to assert, any attorney-client or other applicable legal privilege or protection with respect to any communication during the Current Representation between Seller Counsel, on the one hand, and any Designated Person, on the other hand regarding this Agreement, the other Transaction Documents or any other agreements or transactions contemplated hereby or thereby, it being the intention of the parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Seller and that Seller, and not Purchaser or its Affiliates or the Purchased Companies, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after the Closing, none of Purchaser, its Affiliates or the Purchased Companies shall have to the right to use any such communications or to access the files of the Current Representation, all of which shall be and remain the property of Seller and not of Purchaser, its Affiliates or the Purchased Companies, or to internal counsel relating to such engagement.

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IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement as of the date first written above.

JOHNSON CONTROLS INTERNATIONAL PLC

By:	/s/ Richard J. Dancy
Name:	Richard J. Dancy
Title:	Vice President and Corporate Secretary

ROBERT BOSCH GMBH

By:	/s/ Dr. Thomas Beike
Name:	Dr. Thomas Beike
Title:	Head of M&A

based on PoA dated July 18th, 2024

By:	/s/ Maximilian Leon Thiele
Name:	Maximilian Leon Thiele
Title:	Strategy and M&A
Office of the Deputy Chairman of the Board of Management

based on PoA dated July 18th, 2024

Date: July 23, 2024

[Signature Page to Stock and Asset Purchase Agreement]